

2025 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number: 001-34643

STABLEX TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**98-0204758**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1185 Avenue of the Americas, New York, NY	**10036**
(Address of principal executive offices)	(Zip Code)

(512) 994-4917
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SBLX	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second quarter, was $3,893,040 based on a closing price of $7.37 on June 30, 2025. The registrant does not have non-voting common stock outstanding.

As of March 30, 2026, the registrant had 1,455,975 shares of common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

STABLEX TECHNOLOGIES, INC.
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS;
RISK FACTOR SUMMARY

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as "anticipates," "assumes," "believes," "can," "could," "estimates," "expects," "forecasts," "guides," "intends," "is confident that," "may," "plans," "seeks," "projects," "targets," "would," and "will" or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, future financial and operating results, the company's plans, objectives, expectations and intentions, statements concerning its transition to a Stable-coin focused cryptocurrency treasury model, the strategic review of our product development strategy, the re-engineering and development of the Vanish (the "Vanish") and other statements that are not historical facts. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from our historical experience and our present expectations, or projections described under the sections in this Annual Report on Form 10-K and our other reports filed with the SEC titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A summary of the principal risk factors that make investing in our securities risky and might cause our actual results to differ materially from those projected in these forward-looking statements is set forth below. If any of the following risks occur, our business, financial condition, results of operations, cash flows, cash available for distribution, and ability to service our debt obligations and prospects could be materially and adversely affected:

- we have a history of losses and have never been profitable, and we expect to incur additional losses in the future and may never be profitable;
- our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq") could result in a delisting of our common stock, par value $0.0001 per share ("common stock");
- Our historical operating results are not indicative of future performance due to our significant business model change from electric vehicle manufacturing to digital asset treasury management;
- Digital assets are subject to extreme price volatility and custody risks that could result in significant declines in value or permanent loss of assets;
- Regulatory uncertainty regarding digital assets, including proposed stablecoin legislation and potential classification as an investment company, could adversely affect our business;
- we may be required to raise additional capital to fund our operations, and such capital raising may be costly or difficult to obtain, and could dilute our stockholders' ownership interests;
- We have identified a material weakness in our internal control over financial reporting, and if we are unable to remediate this weakness, our business may be harmed;
- holders of our Series H-7 Convertible Preferred Stock, with a stated value of $1,000 per share ("Series H-7 Preferred Stock"), and our Series H-1 Convertible Preferred Stock, with a stated value of $1,000 per share ("Series I Preferred Stock"), are entitled to certain payments that may be paid in cash or in shares of common stock depending on the circumstances, if we make these payments in cash, we may be required to expend a substantial portion of our cash resources, and if we make these payments in common stock, it may result in substantial dilution to the holders of our common stock;
- the certificate of designations for the Series H-7 Preferred Stock (the "Series H-7 Certificate of Designations"), the warrants issued concurrently therewith ("Series H-7 Warrants"), the certificate of designations for the Series I Preferred Stock (the "Series I Certificate of Designations" and, together with the Series H-7 Certificate of Designations, the "Certificate of Designations") and the warrants issued concurrently therewith (the "Series I Warrants") contain anti-dilution provisions and other adjustment provisions that have resulted in the reduction of the conversion price of the such preferred stock and the exercise price of such warrants and may do so again in the future. These features may increase the number of shares of common stock issuable upon conversion of such preferred stock or upon the exercise of the such warrants;
- under the Series H-7 Purchase Agreement (as defined herein) and Series I Purchase Agreement (as defined herein) we are subject to certain restrictive covenants that may make it difficult to procure additional financing;
- The loss of key personnel or our failure to attract qualified employees could harm our business operations;

- Stablecoin issuers may be unable to honor redemption obligations if they face mass redemptions, which could adversely affect the value of our holdings;
- The U.S. federal, state, local, and non-U.S. tax treatment of digital assets is unclear and could result in adverse tax consequences;
- failure in our information technology and storage systems could significantly disrupt the operation of our business;
- We may be named in legal proceedings or become subject to regulatory inquiries, which could be costly and result in unfavorable outcomes; and
- Anti-takeover provisions in our certificate of incorporation, bylaws, and Delaware law could discourage or prevent a change of control that stockholders may consider favorable.

For a more detailed discussion of these and other factors that may affect our business and that could cause our actual results to differ materially from those projected in these forward-looking statements, see the risk factors and uncertainties set forth in Part I, Item 1A of this Annual Report on Form 10-K. Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise, except as required by law.

ITEM 1. BUSINESS.

In this Annual Report on Form 10-K, unless the context otherwise requires, references to "we," "us," "our," "our company," "StableX" and "Company" refer to StableX Technologies, Inc. and its subsidiaries.

Overview

We have historically designed and manufactured compact, sustainable electric vehicles. In July 2025, we commenced a strategic transition toward a new business model focused on digital asset initiatives, with a focus on targeting the acquisition of crypto tokens that are directly capitalizing on the rapid growth of the stablecoin industry. We view the stablecoin ecosystem as a rapidly growing segment of the global financial infrastructure and believe that the entry into this market can provide a complementary revenue stream and enhance stockholder value. Our approach is intended to focus on acquiring and holding crypto assets within the stablecoin space and deploying them in a manner designed to generate yield while managing associated risks. In connection with this strategic shift, we announced a target goal of acquiring up to $100 million in crypto assets, subject to available capital, market conditions and regulatory considerations.

Our investment strategy centers on acquiring digital assets (tokens) that provide essential infrastructure and enabling technologies for the stablecoin sector, often referred to as the "picks and shovels" approach. Rather than directly investing in stablecoins themselves (which function as the primary "commodity" in this analogy), we target tokens associated with protocols, networks, and platforms that facilitate the issuance, transfer, custody, compliance, trading, lending, and scalability of stablecoins. We believe this positions our portfolio to capture indirect but amplified exposure to the sector's anticipated expansion.

Name Change

On August 21, 2025, the Company filed a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") to change the name of the Company from "AYRO, Inc." to "StableX Technologies, Inc.," effective as of August 22, 2025. In addition, effective before the open of market trading on August 25, 2025, the Company's common stock ceased trading under the ticker symbol "AYRO" and began trading on Nasdaq under the ticker symbol "SBLX".

Business Strategy

Our strategy is to generate revenue through capital appreciation driven by ecosystem growth. This mechanism is intended to provide diversified, compounding returns aligned with the projected exponential expansion of stablecoins. By focusing on infrastructure providers, we capture value accrual from increased transaction fees, network usage and adoption without direct exposure to stablecoin redemption risks.

In implementing our business strategy, we hold our digital assets solely on a passive basis for treasury purposes and we do not have any current plans to stake any portion of our crypto assets held in treasury for the foreseeable future.

We have begun the purchase of certain tokens related to our strategy, including FLUID (a stablecoin swap exchange), LINK (an oracle for blockchains) and INJ (a layer one token that has tools for issuing stablecoins and creating DeFi exchanges). We are dollar-cost averaging to manage risk and intend to continue to spread out our purchases across several tokens. However, if we feel the tokens are no longer correlated to the growth in stablecoins we will evaluate selling those tokens.

Core Components of Our Strategy

- **Target Assets**: We focus on tokens representing blockchain networks, layer-1/layer-2 solutions, oracle services, interoperability bridges, exchanges, lending protocols, and compliance tools that underpin stablecoin operations. Examples include decentralized layer one tokens for issuance, decentralized tokens that create stablecoin exchanges, decentralized lending protocols, among others. These are selected based on their proven utility in supporting stablecoin flows, such as USD Coin (USDC), Tether (USDT), and emerging real-world asset ("RWA") backed variants.
- **Market Opportunity**: Stablecoins have demonstrated robust growth, with total market capitalization surpassing $280 billion as of mid-2025 and daily transaction volumes exceeding $10 trillion annually.[1] This surge is driven by increasing adoption in payments, remittances, DeFi lending and tokenized real-world assets ("RWAs"). Infrastructure

tokens benefit asymmetrically from this growth: as stablecoin usage scales, demand for underlying blockspace, security, and interoperability intensifies, leading to higher network fees, token burns, staking rewards, and governance value accrual. Historical data shows these tokens exhibiting 0.7–0.9 correlation coefficients with stablecoin market cap, often outperforming during expansion phases (such as during the 2023–2025 bull cycles).[2]

- **Portfolio Construction and Risk Management**: Our positions are expected to be across six to ten diversified tokens, with an emphasis on those with established partnerships (such as integrations with Circle or Tether) and strong fundamentals like low inflation rates and audited smart contracts. Our strategy assumes a three-to five-year horizon, projecting five to ten times returns tied to stablecoin total value locked ("TVL") reaching $1 trillion by 2030. We believe this approach leverages the stablecoin industry's maturation as a foundational pillar of global digital finance, offering a balanced, growth-oriented exposure without the direct regulatory and redemption risks of holding stablecoins. It aligns with broader trends in tokenized economies, where infrastructure providers historically capture disproportionate value from ecosystem expansion.

Tokens

We seek tokens that are generating revenues, are growing in step with the stablecoin industry, have good partnerships and development teams, and have tokenomics linking token success with protocol success. The identification of suitable tokens for investment is conducted on an ongoing basis by our investment team, which continuously monitors the digital asset ecosystem for emerging opportunities. This monitoring includes: (i) reviewing market data and analytics from reputable third-party providers (e.g., on-chain metrics, trading volumes, and protocol performance indicators); (ii) attending industry events, webinars, and conferences to assess project developments; (iii) engaging directly with protocol teams through outreach and due diligence calls; and (iv) analyzing regulatory updates and macroeconomic trends affecting the stablecoin sector. We do not have fixed timelines for purchases, as selections are opportunistic and depend on market conditions.

As of March 24, 2026, we have purchased $1,150,000 of FLUID, $1,450,000 of INJ, $1,250,000 of LINK, and $250,000 of AAVE. Tokens we have purchased, or are considering purchasing, include FLUID (Fluid Protocol), INJ (Injective Protocol), LINK (Chainlink), AAVE (Aave Protocol), and USD (USD-Denominated Stablecoins).

- **INJ (Injective Protocol)** - INJ is the native token of the Injective Protocol, a blockchain network designed to support decentralized finance applications, including trading and derivatives. Within the Injective ecosystem, INJ is used to pay transaction fees and for governance-related functions, and its supply and economic parameters are determined by protocol rules and governance decisions. The Injective network operates through open-source software and smart contracts rather than a centralized operator, and activity on the network is driven by developers and users building and interacting with decentralized applications. The market value of INJ is generally influenced by activity, liquidity and adoption within the Injective ecosystem, as well as broader conditions affecting digital asset markets. Changes to the protocol, competitive dynamics among blockchain networks or shifts in developer or user engagement may affect the role and perceived utility of INJ over time.

- **LINK (Chainlink)** - LINK is the native token of the Chainlink network, a decentralized oracle network that provides external data to smart contracts operating across multiple blockchain platforms. LINK is used to compensate node operators that supply and validate data for the network, and the Chainlink network is integrated with a broad range of blockchain protocols and decentralized applications. The network is designed to enable smart contracts to reference off-chain data, such as price information and event outcomes, in a decentralized manner. Demand for LINK is generally tied to usage of the Chainlink network, the scope and reliability of its data services, and adoption across blockchain ecosystems. The economic characteristics of LINK may also be influenced by developments in competing data solutions and changes in how decentralized applications source external information.

- **AAVE** - AAVE is the governance and utility token of the Aave protocol, a decentralized lending and borrowing platform that operates through smart contracts and is deployed across multiple blockchain networks. Holders of AAVE may participate in governance decisions relating to protocol parameters and upgrades, although AAVE does not represent an ownership interest in the protocol or any affiliated entity. The Aave protocol enables users to supply and borrow digital assets in a non-custodial manner, with terms governed by smart contracts. The economic characteristics of AAVE are generally linked to activity, liquidity, and adoption of the Aave protocol. Changes in protocol design, user participation, or broader conditions affecting decentralized finance may influence the perceived utility and value of AAVE.

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[1] Source: McKinsey & Company, "The stable door opens: How tokenized cash enables next-gen payments," July 2025; AInvest, "Digital Asset Tokens as the New Corporate Standard: Institutional Adoption and Stablecoin-Driven Payment Ecosystems in 2025," September 2025; Visual Capitalist, "Visualized: Stablecoin Market Size Forecast into 2030," October 2025.

[2] Source: Pintu News, "Spike in stablecoin reserves on exchanges reaches $70 billion, a bullish signal?", September 2025.

● **USD-Denominated Stablecoins** - We are also considering holding U.S. dollar-denominated stablecoins, which are digital tokens designed to maintain a value intended to track the U.S. dollar and are typically issued by centralized entities supported by reserves intended to facilitate redemption. Within digital asset markets, stablecoins are commonly used as a medium of exchange, settlement asset, and liquidity management tool, and they do not provide equity, governance, or profit participation rights. If acquired, our stablecoin holdings would be used primarily for liquidity management, settlement and operational purposes within digital asset markets.

Custodial Account

The Company currently uses a third-party custodian, BitGo Trust Company, Inc. ("BitGo") to store the Company's crypto assets, pursuant to a custodian services agreement, dated as of August 12, 2025, by and between the Company and BitGo (the "Custodian Agreement"). Pursuant to the Custodial Agreement, BitGo, through its custodial services enables the Company to create one or more custody accounts, controlled and secured by BitGo to store certain supported digital currencies and digital tokens or certain fiat currencies such as U.S. dollars. BitGo also provides the Company with the option to create non-custodial wallets that support certain digital assets via an API and web interface. The Company may also elect to store fiat currency with BitGo. The Custodial Agreement has an initial term of one year. After the initial term, it automatically renews for successive one-year periods, unless either party notifies the other of its intention not to renew at least 60 days prior to the expiration of the then-current term. The Company and BitGo may terminate the Custodian Agreement if the other party breaches a material term of the Custodian Agreement and fails to cure such breach within 30 calendar days following written notice thereof.

Pursuant to the Custodian Agreement, BitGo agreed to obtain or maintain insurance coverage in such types and amounts as are commercially reasonable for the services provided pursuant to the Custodian Agreement, provided that, any such insurance related to theft of the Company's digital assets shall only apply to custodial services (where all keys are held by BitGo) and not to any wallet services for non-custodial accounts (where one or more keys are held by the Company). BitGo has private key procedures as well as the security and procedures in place for securing assets and in withdrawing and transferring assets. Additionally, all the private keys in custodial wallets are generated offline and held offline, and therefore, all of the Company's digital assets (100%) are held in cold wallets. All assets held by BitGo are segregated from all other customers' assets. However, BitGo does not use any external third-parties to verify the digital assets it holds. Rather, BitGo verifies the digital assets the Company holds on a periodic basis.

Plan of Operation

Over the next twelve months, our plan to fund operations is focused on the accumulation and management of tokens. Specifically, we plan to diversify our holdings with six to ten types of tokens, representing different segments in the stablecoin infrastructure industry, including issuance, exchanges, lending, payments and oracles, among others. We intend to allocate the cash proceeds received from the issuance of our securities, whether through public offerings or private placements, to support ongoing operational expenses and the execution of such purchases.

Initial Stage (Up to ~6 Months): Until early to mid 2026, we plan to implement certain strategic initiatives to fund the purchases of additional tokens, which may include conducting private placement offerings. We expect to leverage our existing relationships within the digital asset and cryptocurrency sectors in connection with such offerings. However, such private placement transactions may be subject to certain limitations, including applicable restrictions imposed by U. S. securities laws, including with respect to the types of investors that may participate in such offerings, and standard negative and affirmative covenants imposed on the Company in these types of offerings. In addition, we may issue registered securities pursuant to registration statements on Form S-3 and/or Form S-1. Our focus in such offerings will be on institutional investors, supported by investor outreach efforts, which may include roadshows.

Follow-On Stage (6-12 Months): In the months following such offerings, we plan to expand our treasury operations and consider additional capital raising activities, which may include the issuance of equity and equity-linked instruments, such as convertible debt. In mid to late 2026, we plan to continuously monitor the market for strategic capital raise opportunities. We expect that any net proceeds from our capital-raising activities will be applied primarily toward additional token accumulation. Proceeds from any such offerings, whether conducted publicly or privately, are expected to be reinvested to further expand our token holdings and compound treasury growth. However, we may encounter challenges associated with this strategy, including market volatility, the timing of capital deployment, and potential dilution of earnings per share resulting from future issuances of securities.

Throughout the next twelve months, we also intend to form alliances with stablecoin issuers or co-investment funds, where partners contribute capital in exchange for governance rights or revenue shares.

The Company plans to continuously scan the landscape for opportunistic acquisition opportunities that are expected to either increase the scale of its treasury operations or help in the generation of income. Anticipated potential challenges in the next twelve months primarily include market volatility, regulatory delays in SEC approvals for potential future capital raises, and the emergence of competing digital asset treasury companies. We will monitor market, regulatory, and counterparty risks on a continuous basis to optimize execution across all phases of our plan of operations.

Purchase of FLUID Tokens

We recently purchased FLUID tokens as a core holding in our infrastructure-focused portfolio targeting the stablecoin ecosystem, viewing it as a high-conviction "picks and shovels" play that we believe enables seamless cross-chain liquidity and lending. Fluid Protocol (Fluid), developed by Instadapp, is a modular DeFi infrastructure layer launched in October 2023 that unifies liquidity across blockchains and protocols. Rebranded from Instadapp's original INST token to FLUID in December 2024, Fluid offers decentralized lending, borrowing, and a Decentralized Exchange ("DEX") for efficient asset swaps. We believe this positions FLUID tokens to directly benefit from the increase in stablecoin usage, where protocols like Fluid facilitate borrowing against stablecoins and cross-chain transfers, capturing value from trillions in annual transaction volumes. As of December 31, 2025, Fluid has achieved nearly $2 billion in total market size (deposited collateral), with over $46 billion in DEX volume and deployments across Ethereum, Arbitrum, Base, Polygon, and Solana. It positions itself as a foundational "Liquidity Layer" for building scalable DeFi applications, enabling protocols to share liquidity without silos and supporting high Loan-to-Value (LTV) ratios up to 95% with liquidation penalties as low as 0.1%.[3]

Fluid's core purpose is to create a unified liquidity ecosystem that transforms idle assets into productive ones, reducing fragmentation and enabling seamless interactions between lending, borrowing, and trading. It draws from established protocols like Aave, Compound, Uniswap V3, MakerDAO, and Curve to innovate on capital efficiency, with features that make Fluid suitable for retail users seeking sustainable yields (3–5% borrow rates) and institutions optimizing large positions, with projections for $10 billion in liquidity and $30 million in annualized revenue by mid-2026.[4] Fluid's use cases include pooling liquidity from multiple sources for low-slippage trades and facilitating cross-chain lending for global remittances or arbitrage. Automated vaults layer strategies on top of lending positions, enabling users to earn compounded yields while maintaining liquidity, integrated with platforms for syrup USDC deployments. The FLUID token serves as the governance and utility token by holding and proposing votes, aligning incentives, earning rewards from protocol fees, enabling participation in buybacks that enhance token scarcity, capturing upside through burns and distributions, and using fees and revenue sharing to pay transaction fees (with a portion allocated to Decentralized Autonomous Organization (DAO) treasury for growth initiatives like exchange listings, market making, and team expansion).

FLUID Tokenomics

FLUID's total and maximum supply is capped at 100 million tokens, a fixed cap established at launch to promote scarcity and predictability. At inception in 2021, the initial circulating supply was limited due to extensive vesting schedules, with only a portion allocated for immediate liquidity and early ecosystem incentives. By March 2025, the circulating supply had reached approximately 39.4 million tokens, reflecting gradual unlocks from pre-launch allocations. This growth accelerated through mid-2025, driven by vesting completions.[5]

As of December 31, 2025, the circulating supply stands at approximately 78.5 million tokens, representing about 78.5% of the fully diluted valuation (FDV). Overall allocations include roughly 37.1 million tokens to team members, investors, and advisors, of which all have vested by the end of June 2025. This vesting-heavy structure has historically kept circulating supply below 80% of total, fostering controlled distribution.

Creation of FLUID Tokens

No new FLUID tokens are minted post-launch; the supply is entirely pre-allocated within the 100 million token cap. "New" tokens enter circulation solely through vesting unlocks from locked allocations, such as those for the team, investors, advisors, and ecosystem funds. There is no ongoing emission schedule like staking rewards or inflationary minting and no additional tokens will enter circulation.

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[3] Source: Messari, "Understanding Fluid: A Comprehensive Overview," June 2025.
[4] Source: DailyCoin, "FLUID Jumps 10% as DeFi Star Kicks Off Token Buyback," October 2025.

Burn Mechanisms

Fluid does not currently feature an active, automated token burn mechanism, such as transaction-based burns common in some DeFi tokens. However, the protocol has outlined plans for deflationary buybacks to enhance scarcity: once annualized revenue reaches $10 million (from lending fees, swaps, and DEX activity), up to 100% of earnings could be dynamically allocated to repurchase FLUID tokens from the open market. These buybacks would potentially feed into the DAO treasury or be burned, though specifics on execution (e.g., via governance votes) remain proposal-dependent. As of December 31, 2025, with Fluid's TVL exceeding $1.75 billion and monthly fees around $3.01 million, this threshold is approaching, positioning buybacks as a future value-accrual tool rather than a historical feature.[7]

Inflationary or Deflationary Mechanisms

Fluid's tokenomics are fundamentally non-inflationary due to the cap of 100 million tokens and absence of perpetual minting or reward emissions. Post-vesting (completed on June 2025), the supply stabilized at 100 million, eliminating dilution risks from new issuance. This fixed-supply model contrasts with inflationary designs (e.g., those with ongoing staking rewards) and aligns with deflationary principles by design. At the current date, FLUID is fully unlocked with no scheduled future unlocks.

Deflationary pressures are emerging through planned revenue-driven buybacks, which could reduce effective circulating supply if repurchased tokens are locked or burned. Historical transfers, like the 2024 DAO sales, have not involved burns but have recycled tokens into ecosystem growth, indirectly supporting demand. Overall, as Fluid scales (e.g., via multi-chain expansions on Ethereum, Arbitrum, and Solana), protocol fees could amplify deflation via buybacks, potentially increasing token value per unit amid stablecoin and DeFi growth. Governance flexibility allows the DAO to introduce further deflationary levers, such as fee-based burns, if proposed and approved.

Lifecycle

The lifecycle of FLUID tokens is summarized as follows:

- **Pre-Launch/Minting (2021)**: 100 million FLUID tokens were created before launch. Only a small portion entered circulation initially due to four-year vesting cliffs on for stakeholders on most tokens.
- **Distribution and Vesting (2021–2025)**: Tokens are gradually unlocked over time, either linearly or after specific cliffs. For example, team and investor tokens vest over four years from the Token Generation Event (TGE). Community and ecosystem funds are released based on governance decisions.
- **Circulation and Usage (Ongoing)**: As tokens become available, they can be used for staking and governance. Submitting a proposal requires at least 1 million FLUID (around 1% of the supply), and a quorum of 4 million (4%) is needed for a vote. Voting lasts three days, followed by a two-day timelock. Token holders can also earn indirect yields from the protocol's revenue.
- **Maturity and Deflation (Post-2025)**: After vesting ends, the circulating supply may decrease through token buybacks and burns. These actions help tie the token's value to ecosystem activity.
- **End-of-Life/Redemption**: FLUID does not have a redemption feature. Its value depends on governance decisions made by the DAO, and token burns may further increase scarcity over time.

Regulatory Environment

Our digital asset activities are subject to evolving federal and state laws and regulations. Regulatory authorities, including the U.S. Securities and Exchange Commission and the Commodity Futures Trading Commission, have asserted jurisdiction over certain digital asset activities. Changes in regulatory interpretations or the adoption of new regulations could materially impact our ability to acquire, hold, stake, or otherwise manage digital assets and could adversely affect our business, financial condition, and results of operations.

Our legacy electric vehicle activities are also subject to applicable automotive, safety, environmental, and manufacturing regulations should production resume.

Intellectual Property

The Company may rely on a combination of trademarks, trade secrets, know-how and contractual protections to protect its proprietary information.

Patents

As of December 31, 2025, we held 11 granted United States patents, nine of which were granted in 2023. Of the 11 patents, four are design patents, and seven are utility patents. In addition to these granted patents, as of December 31, 2025, we had two pending patent applications on file with the United States Patent and Trademark Office ("USPTO").

All patent applications have been filed under accelerated consideration criteria due to the age (65) of the named inventor.

Trademarks

Our products are marketed under a variety of valuable trademarks.

As of December 31, 2025, we own more than 30 trademark registrations and pending applications. Depending on the jurisdiction, trademarks generally remain valid and can be renewed indefinitely as long as they are in use or their registrations are properly maintained.

Segment Information

The Company operates as a single operating and reportable segment. During the year ended December 31, 2025, the Company's principal activities consisted of digital asset treasury management and the management of marketable securities and cash resources, and limited EV re-engineering activities. The Company did not generate revenue during the year ended December 31, 2025.

The Company's Chief Executive Officer, who serves as the Chief Operating Decision Maker ("CODM"), reviews consolidated financial information, including total assets and overall financial performance, for purposes of assessing performance, allocating resources, and making operating decisions. The Company's activities are managed centrally and are not organized or evaluated as separate business units.

Accordingly, the Company has determined that it has one operating and reportable segment in accordance with ASC 280, Segment Reporting.

Employees

As of December 31, 2025, the Company did not have any direct, full-time employees. Instead, the Company engaged a network of independent contractors, consultants, and other third-party service providers who perform various functions for our business, including sales, product development, and administrative support.

Geographic Areas

We operate in the United States, and all our revenue was generated in the United States during the fiscal years ended December 31, 2025 and 2024.

Corporate Information

Our corporate headquarters is located at 1185 Avenue of the Americas, New York, NY 10036. Our phone number is 512-994-4917. Our website address is www.stablextechnologies.com. The information on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K.

Available Information

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the Securities and Exchange Commission ("SEC") on a regular basis, and are required to disclose certain material events in Current Reports on Form 8-K. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov. We also make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports on our website at www.stablextechnologies.com as soon as reasonably practicable after those reports and other information is electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS.

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price. The following discussion of risk factors contains forward-looking statements. See "Forward-Looking Statements; Risk Factor Summary." These risk factors may be important to understanding other statements in this Annual Report on Form 10-K.

Risks Related to Our Business

We have a history of losses and have never been profitable. We expect to incur additional losses in the future and may never be profitable.

We have never been profitable or generated positive cash flow from our operations. We have incurred a net loss each year since our inception in 2016 and have generated limited revenues since inception, principally as a result of our investments in building infrastructure in support of our manufacturing and business operations and plans for growth. We incurred net loss of approximately $21.8 million and net loss of $1.8 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $139 million. We may incur significant additional losses as we continue to focus our resources on scaling up our operations for growth and incur significant future expenditures for research and development, sales and marketing, and general and administrative expenses, capital expenses and working capital fluctuations.

We did not generate revenue during 2025 and may not generate revenue in future periods.

During the year ended December 31, 2025, we did not generate revenue. Our current activities consist primarily of managing digital assets, marketable securities and cash resources. We may not generate operating revenue in future periods. As a result, our ability to increase stockholder value is currently dependent on the performance of our investment portfolio and our ability to manage liquidity effectively and access to capital markets. If capital markets become unfavorable or inaccessible, we may be unable to raise additional funds on acceptable terms, if at all. There can be no assurance that our strategy will result in increased stockholder value.

Our business model has changed, and our historical operating results may not be indicative of future performance.

Historically, we operated as a manufacturer and seller of electric vehicles. During 2025, we transitioned away from those activities and are now focused on digital asset treasury management and management of marketable securities. As a result, our historical financial statements are not indicative of our current operations or future performance. Investors may have difficulty evaluating our business due to the absence of historical operating performance under our current strategy.

We continuously evaluate our business strategy and may modify our strategy as necessary to respond to developments in our business and other factors, and any such modification, if not successful, could have a material adverse effect on our business, financial condition, and results of operations.

We continuously evaluate our business strategy and modify our plans as necessary to achieve our objectives in response to changing circumstances. As part of such a process, we may delay, modify or discontinue our business strategy in the digital asset sector and choose alternative approaches if we believe such changes would be in our best interest. We have implemented such changes in our business strategy and may continue to do so in the future. There can be no assurances that changes that we implement will be successful or that, after implementation of any such changes, that we will not refocus our efforts on new or different objectives.

Our financial results are highly dependent on the performance of digital assets and marketable securities.

A significant portion of our assets consists of digital assets and marketable securities. The value of these assets may fluctuate significantly due to market volatility, changes in investor sentiment, macroeconomic conditions, regulatory developments, liquidity conditions, technological developments, and other factors beyond our control.

Digital assets in particular are highly volatile and may experience substantial price declines over short periods of time. If the value of our digital assets or marketable securities declines materially, our financial condition and stockholders' equity could be adversely affected.

Digital assets are subject to extreme price volatility and may experience significant declines in value.

Digital asset markets have historically experienced extreme price volatility, including rapid and substantial decreases in value. Market prices may fluctuate due to factors such as:

- regulatory developments;
- technological changes or perceived vulnerabilities;
- market manipulation;
- macroeconomic trends;
- security breaches or failures of digital asset platforms; and
- changes in market liquidity.

There is no assurance that digital asset markets will continue to develop or that digital assets will retain long-term value. Any sustained decline in the value of digital assets could materially and adversely affect our financial condition.

Digital asset custody and security risks could result in the loss of our assets.

Digital assets are susceptible to theft, loss, hacking, cyber intrusion, and other security breaches. If private keys are lost, compromised, or destroyed, we may lose access to our digital assets permanently. While we utilize custody solutions and internal controls designed to safeguard our holdings, no system is entirely immune from security risks. Any loss of digital assets could have a material adverse effect on our financial condition.

We may be deemed an investment company under the Investment Company Act of 1940, as amended.

Because a substantial portion of our assets consists of digital assets and marketable securities, there is a risk that we could be deemed an "investment company" under the Investment Company Act of 1940, as amended. If we were required to register as an investment company, we would become subject to significant regulatory requirements and restrictions that could materially limit our ability to operate our business as currently structured. We believe we are not currently required to register as an investment company; however, this determination depends on complex legal standards and evolving interpretations.

We may incur losses from impairment or fair value adjustments.

Depending on the accounting treatment of our digital assets and marketable securities, we may be required to record impairment losses or recognize fair value fluctuations in earnings. These adjustments could result in significant volatility in our reported results of operations.

We depend on key personnel to operate our business, and the loss of one or more members of our management team, or our failure to attract, integrate and retain other highly qualified personnel in the future, could harm our business.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance and sales and marketing personnel. We are highly dependent upon the continued service of our key executive officers and other employees. The loss of and failure to replace key management and personnel could have a serious adverse effect on strategic relationships and may adversely impact the achievement of our objectives. Despite our efforts to retain valuable employees, members of our management may terminate their employment with us at any time. Although we have written employment agreements with our executive officers, these employment agreements do not bind these executives for any specific term and allow executive officers to leave at any time, for any reason, with or without cause. We do not maintain any "key-man" insurance policies on any of the key employees nor do we intend to obtain such insurance.

Recruiting and retaining qualified employees, consultants, and advisors for our business is crucial to continue to execute our growth strategy. Because the pool of qualified personnel with digital asset experience is limited overall, recruitment and retention of senior management is very competitive. Many of the companies with which we compete for experienced personnel have greater resources than us. We are also at a disadvantage in recruiting and retaining key personnel, as our small size and limited resources may be viewed as providing a less stable environment with fewer opportunities than would be offered at one of our larger competitors. As a result, we may not be successful in either attracting or retaining such personnel and/or on acceptable terms given the competition and may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. In addition, failure to succeed in the expansion of our operations may make it more challenging to recruit and retain qualified personnel.

Our multi-token investment strategy targeting the stablecoin industry exposes us to significant risks, including market volatility, regulatory uncertainty, and technological vulnerabilities, any of which could materially and adversely affect our business, financial condition and results of operations.

We have begun a new business strategy focusing on a pureplay, multi-token investment strategy targeting the acquisition of digital assets that directly benefit from the growth of the stablecoin industry. This strategy involves substantial risks that differ significantly from those associated with our historical operations. Digital assets, including stablecoins and tokens tied to the stablecoin ecosystem, are subject to extreme price volatility, liquidity constraints and rapid shifts in market sentiment. These factors could result in significant fluctuations in the value of our holdings over short periods of time.

The regulatory environment for digital assets, and stablecoins in particular, is rapidly evolving and subject to significant uncertainty in the United States and abroad. Changes in laws, regulations, or government policy, such as restrictions on stablecoin issuance, trading, or use, could adversely impact the viability and value of our investments. Regulatory actions could: restrict our ability to acquire or hold certain digital assets; impose additional compliance burdens; limit liquidity in digital asset markets; require asset divestitures; or result in penalties or enforcement actions. Additionally, stablecoins are dependent on the continued maintenance of their pegged value to a reference currency. Loss of such a peg, operational failures of issuers, or adverse market perceptions could impair the value of related investments.

Our strategy also involves risks related to custody, cybersecurity and technology. Digital asset holdings are subject to the risk of theft, hacking, or loss of access due to private key mismanagement or third-party service provider failures. Unlike bank deposits or many traditional investments, digital assets are generally not insured, and we may have no recourse if our holdings are lost or compromised.

There can be no assurance that our multi-token investment strategy will generate positive returns or preserve our capital. If we are unable to effectively manage the risks associated with digital assets, our business, financial condition, and results of operations could be materially harmed.

There are volatility risks related to stablecoin.

There are volatility risks related to stablecoins, which are designed to have a relatively stable price relative to an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin's issuer in reserve accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer at par. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers' accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. A lack of applicable law and regulation has afforded discretion to certain stablecoin issuers to determine the composition and amounts of assets backing those stablecoins. There is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the cryptoeconomy, causing the prices of other stablecoins and digital assets to become more volatile.

Our digital assets (tokens) holdings are and will be less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We intend to adopt digital assets (tokens) as our primary treasury reserve asset. Historically, the digital assets market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. As a result, our holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, digital assets we hold with our custodian does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our digital assets holdings, or if we are forced to sell our digital assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Our digital assets treasury strategy could subject us to enhanced regulatory oversight.

There has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. We are committed to acquiring digital assets exclusively through entities that are subject to, and compliant with, know your customer and anti-money laundering regulations and related compliance rules in the United States. If we are found to have purchased any of our digital assets from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may incur indebtedness or enter into financial instruments in the future that may be collateralized by our digital assets holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our digital assets holdings. These types of digital assets-related transactions are the subject of enhanced regulatory oversight. These and any other digital assets-related transactions we may enter into, beyond simply acquiring and holding digital assets, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

The laws and regulations applicable to digital assets are evolving and subject to interpretation and change. See "Risks Related to Regulatory Matters - Regulatory and compliance uncertainty in the U.S. and abroad could limit or delay our ability to execute our digital asset strategy." In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin may in the future take further actions that may have an adverse effect on our business or the market price of our Common Stock.

We plan to purchase additional digital assets using primarily proceeds from equity and debt financings, but we may be unable to obtain such financings on favorable terms.

Our ability to achieve the objectives of our digital asset acquisition strategy depends in significant part on our ability to obtain equity and debt financing. The terms of debt or equity securities that we issue may require us to make periodic payments to the holders of those securities. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our digital asset acquisition strategy.

Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our digital asset holdings, investor sentiment and the public perception of digital assets, our strategy and our value proposition. Accordingly, a significant decline in the market value of our digital asset holdings, our inability to monetize our digital assets, decentralized finance or other yield-generating activities, or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing.

Digital assets constitute the vast bulk of assets on our balance sheet. If we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell our digital assets to satisfy our financial obligations, and we may be required to make such sales at prices below our cost basis or that are otherwise unfavorable. Any such sale of digital assets may have a material adverse effect on our operating results and financial condition and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our digital assets in amounts and at prices sufficient to satisfy our financial obligations, including any debt service and cash dividend obligations, could cause us to default under such obligations. Any default on our future indebtedness or any newly issued preferred stock could have a material adverse effect on our financial condition. Such actions could cause significant variation in our operating results.

There are also volatility risks related to stablecoins, which are designed to have a relatively stable price relative to an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin's issuer in reserve accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer at par. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers' accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents.

A lack of applicable law and regulation has afforded discretion to certain stablecoin issuers to determine the composition and amounts of assets backing those stablecoins. There is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the crypto economy, causing the prices of other stablecoins and digital assets to become more volatile.

Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as crypto asset spot markets, that support stablecoins, could have a significant impact on the global digital asset market and may adversely affect our business.

Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer's bankruptcy estate, such that all of the issuer's creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court's determination in such circumstances.

Risks Related to Our Legacy Electric Vehicle Operations

We have paused manufacturing activities and are re-engineering the Vanish and if we later continue our manufacturing activities; we may not be successful.

We have paused manufacturing activities primarily due to a pause in manufacturing of the Vanish as we focus on re-engineering the vehicle to optimize its design and improve manufacturing efficiencies. The re-engineering process may take longer than expected, may not achieve targeted cost reductions or performance objectives, and may require additional engineering, supplier, regulatory, or manufacturing validation work. We may ultimately determine not to resume manufacturing or commercialization of the Vanish or other electric vehicles. Any inability to successfully re-engineer and commercialize the Vanish could adversely affect our business, results of operations and financial condition, including through further impairment of inventory, equipment, tooling, or other legacy assets.

Even if we complete re-engineering efforts, the Vanish may not achieve market acceptance or be commercially viable.

If we resume commercialization efforts, our ability to generate future revenue from electric vehicle operations would depend on achieving a product offering that meets customer requirements at a competitive price and performance profile. Market acceptance for electric vehicles, particularly specialized fleet or low-speed vehicles, may be lower than we anticipate due to competition, evolving customer preferences, regulatory and safety requirements, charging or service infrastructure constraints, and macroeconomic conditions. In addition, competitors may introduce products with better features, lower pricing, greater brand recognition, or stronger distribution and service capabilities. If the Vanish or any future vehicle offering is not accepted by customers or channel partners, our prospects, results of operations and financial condition could be materially adversely affected.

Resuming electric vehicle manufacturing would require significant capital and operating resources, and we may be unable to obtain them on acceptable terms, if at all.

The design, validation, manufacturing, and commercialization of vehicles is capital intensive. If we decide to resume manufacturing or commercialization of the Vanish, we would likely need to invest in engineering, tooling, component sourcing, assembly capacity, quality systems, sales and service infrastructure, and working capital. Because we did not generate revenue during 2025 and may not generate revenue in future periods, any resumption of electric vehicle operations would likely depend on our ability to access capital markets and raise additional funds. Such funding may not be available on acceptable terms, may be highly dilutive to stockholders, and may be subject to restrictive covenants. If we are unable to obtain sufficient capital, we may be unable to resume manufacturing or commercialization, or may be required to delay, reduce, or discontinue those efforts.

Our legacy electric vehicle assets may be subject to further impairment, disposal losses, or ongoing carrying costs.

We maintain certain legacy assets associated with our prior electric vehicle operations, which may include equipment, tooling, inventory, intellectual property, lease obligations, and other long-lived assets. The value of these assets depends in part on our ability to successfully re-engineer and commercialize the Vanish or otherwise monetize legacy assets through sales, dispositions, or other strategic alternatives. If we are unable to resume commercialization or realize value from these assets, we may be required to record additional impairment charges, incur losses on disposal, or continue to incur costs to maintain, store, insure, or otherwise support these assets and related obligations. Any such charges or costs could materially and adversely affect our financial condition and results of operations.

Any future resumption of electric vehicle activities could expose us to product quality, safety, warranty, and product liability risks.

If we resume manufacturing or commercialization of the Vanish or other vehicles, we would again be exposed to risks associated with product quality, safety performance, recalls, warranty claims, and product liability litigation. Electric vehicles and lithium-ion battery systems present particular risks, including the potential for battery malfunctions, thermal events, or other safety incidents. Any actual or perceived defect, failure to meet safety or regulatory requirements, or significant warranty or product liability claim could result in substantial costs, reputational harm, lost sales, and diversion of management attention, any of which could materially adversely affect our business, results of operations and financial condition.

Risks Relating to Our Financial Position and Need for Additional Capital

We have incurred recurring losses and may continue to incur losses.

Although our going concern uncertainty was alleviated during 2025 due to financing activities, we have historically incurred net losses and may continue to incur losses in future periods, particularly if the value of our investment portfolio declines or if operating expenses exceed investment returns. . If our cash on hand and our sales revenue are not sufficient to cover our cash requirements, we will need to raise additional capital, whether through the sale of equity or debt securities, the entry into strategic business collaborations, the establishment of other funding facilities, licensing arrangements, or asset sales or other means, in order to support our business plan. In addition, we may need to raise additional capital for strategic acquisitions or transactions. Such additional capital may not be available on reasonable terms or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to obtain additional financing on a timely basis, we may have to curtail, delay or liquidate our portfolio and growth plans, and/or be forced to sell some or all digital assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. Further, we may not be able to continue operating if we do not generate sufficient revenues from operations to stay in business.

We have raised capital in the past primarily through public offerings, as well as debt and private placements of our convertible preferred stock. We may in the future pursue the sale of additional equity and/or debt securities, or the establishment of other funding facilities including asset-based borrowings. There can be no assurances, however, that we will be able to raise additional capital through such an offering on acceptable terms, or at all. Issuances of additional debt or equity securities could impact the rights of the holders of our common stock and may dilute their ownership percentage. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

The terms of debt securities we may have to issue or future borrowings we may have to incur to fund our operations could impose significant restrictions on our operations. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business.

If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies to grant licenses on terms that are not favorable to us, or to issue equity instruments that may be dilutive to our stockholders.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we may make acquisitions as opportunities arise to add new or complementary businesses or technologies. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

- the ability to profitably manage acquired businesses or successfully integrate the acquired businesses' operations, personnel, financial reporting, accounting and internal controls, technologies and products into our business;
- increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;
- entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;
- diversion of management's attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;
- the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and
- the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing shares of our common stock to fund an acquisition would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our common stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

We have issued preferred stock and other equity-linked securities that may result in dilution.

We have outstanding preferred stock and warrants that may convert into shares of common stock. The issuance of additional shares upon conversion or exercise could result in significant dilution to existing stockholders. Anti-dilution provisions in certain securities may increase the number of shares issuable in the future.

We may need to raise additional capital, which may be dilutive or restrictive.

Future capital raises could involve the issuance of equity or equity-linked securities at prices below the current market price, resulting in dilution. Debt financings may impose restrictive covenants that limit our operational flexibility.

Risks Related to Internal Controls

We have identified a material weakness in our internal control over financial reporting, and if we are unable to remediate the material weakness, or if we experience additional material weaknesses in the future, our business may be harmed.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 and concluded our internal control over financial reporting was not effective as of December 31, 2025, due to the fact that: (i) we were unable to document, formalize, implement and revise where necessary controls, policies and procedure documentation to evidence a system of controls, inclusive of IT controls, including testing of such controls that is consistent with our current personnel and available resources; (ii) we failed to document, maintain and test effective control activities over our control environment, risk assessment, information technology and monitoring components; and (iii) we had insufficient segregation of duties, oversight of work performed and lack of compensating controls in our finance and accounting functions, including, without limitation, the processing, review and authorization of all routine and non-routine transactions, due to limited personnel and resources.

Remediation efforts place a significant burden on management and add increased pressure to our financial resources and processes. If we are unable to successfully remediate our existing material weakness or any additional material weaknesses in our internal control over financial reporting that may be identified in the future in a timely manner, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, our access to capital markets, the perceptions of our creditworthiness may be adversely affected; we may be unable to maintain or regain compliance with applicable securities laws, the listing requirements of the Nasdaq Stock Market; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; our reputation may be harmed; and our stock price may decline.

Risks Related to Regulatory Matters

Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.

Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our investment and trading strategies, the value of our assets and our value.

The U.S. federal income tax treatment of transactions in digital assets is unclear.

Due to the new and evolving nature of digital assets and the absence of comprehensive guidance with respect to digital assets, many significant aspects of the U.S. federal income tax treatment of digital assets are uncertain. Our operations and dealings, in or in connection with digital assets, as well as transactions in digital assets generally, could be subject to adverse tax consequences in the United States, including as a result of development of the legal regimes surrounding digital assets, and our operating results, as well as the price of digital assets, could be adversely affected thereby.

Many significant aspects of the U.S. federal income tax treatment of digital assets (including with respect to the amount, timing and character of income recognition) are uncertain. In 2014, the U.S. Internal Revenue Service (the "IRS") released a notice (the "Notice") discussing certain aspects of digital assets for U.S. federal income tax purposes and, in particular, stating that such digital assets (1) are "property," (2) are not "currency" for purposes of the rules relating to foreign currency gain or loss and (3) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of "Frequently Asked Questions" (the "Ruling & FAQs") that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. The Notice and the Ruling & FAQs, however, do not address other significant aspects of the U.S. federal income tax treatment of digital assets. We do not intend to request a ruling from the IRS on these issues, and we will take positions on these and other U.S. federal income tax issues relating to digital assets that we believe to be reasonable. There can be no assurance that the IRS will agree with the positions we take, and it is possible that the IRS will successfully challenge our positions.

There can be no assurance that the IRS will not alter its position with respect to digital assets in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional guidance on the treatment of digital assets for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for us and could have an adverse effect on the value of digital assets. Because of the evolving nature of digital assets, it is not possible to predict potential future developments that may arise with respect to digital assets. Such developments may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income tax purposes. For example, the Notice addresses only digital assets that are "convertible virtual currency," and it is conceivable that we will hold certain types of digital assets that are not within the scope of the Notice.

On November 15, 2021, former President Biden signed into law the Infrastructure Investment and Jobs Act (the "IIJA"). The IIJA implements a set of comprehensive tax information reporting rules that will apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. In particular, these rules will require digital asset trading platforms and custodians to report certain digital asset transactions (including sales, exchanges and other transfers) effected on behalf of other persons on an annual return, in a manner similar to the current reporting rules for brokers that effect stock and other securities transactions on behalf of customers. In addition, the IIJA extends the reporting requirements for businesses that receive more than $10,000 in cash in a transaction (or related transactions) to transactions involving the receipt of digital assets with a fair market value of more than $10,000.

In July 2024, the IRS and the U.S. Department of the Treasury released final regulations to implement certain of these reporting rules (the "July final regulations"). The July final regulations' definition of the term "broker" is broad and, in a number of respects, is unclear in scope, but generally requires custodial brokers and brokers acting as principals to perform information reporting and backup withholding functions. Under the July final regulations and a notice released contemporaneously by the IRS and the U.S. Department of the Treasury, such reporting of cost basis information and backup withholding generally will apply in respect of transactions occurring on or after January 1, 2025, but certain transitional relief may be available for transactions occurring prior to January 1, 2026. The July final regulations do not address all aspects of the IIJA information reporting regime and their application is uncertain in a number of respects, including with respect to the collection and reporting of cost basis information for digital assets and the scope of transactions subject to reporting. In December 2024, the IRS and the U.S. Department of the Treasury issued separate final regulations describing information reporting rules for non-custodial industry participants (the "December final regulations"), including the requirement to file information returns and furnish payee statements reporting gross proceeds on dispositions of digital assets effected for customers in certain sale or exchange transactions. The December final regulations were repealed on April 10, 2025, under the Congressional Review Act. Regulations repealed under the Congressional Review Act generally may not be reissued in substantially the same form, and a new rule that is substantially the same as such a rule may not be issued, unless the reissued or new rule is specifically authorized by a law subsequently enacted. The impact on the IIJA information reporting regime of the repeal of the December final regulations is unclear and there can be no assurance that the same or similar regulations will not be authorized by future law.

The effects of the IIJA reporting regime and its application to us may depend in significant part on future Congressional action and further regulatory or other guidance from the IRS and could create significant compliance burdens and uncertainties for us and our customers, and could affect the price of digital assets, which could have an adverse effect on our business.

The recently enacted Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 (the "GENIUS Act") creates a new federal regulatory framework for stablecoins in the United States, and its implementation could materially impact our stablecoin-related business, operations, and compliance obligations.

In July 2025, the United States enacted the GENIUS Act, which establishes the first comprehensive federal framework governing the issuance, custody, and use of payment stablecoins. The GENIUS Act addresses, among other things, the state and federal licensing of stablecoin issuers, reserve composition and management, redemption rights, disclosure obligations, and ongoing regulatory supervision. Although the GENIUS Act has been signed into law, it will not become effective until the earlier of January 18, 2027 or 120 days after the primary federal payment stablecoin regulators issue final implementing regulations (the "GENIUS Act Effective Date").

Among its many provisions, the GENIUS Act defines the term "payment stablecoin", generally prohibits the issuance of payment stablecoins in the United States by any person other than a permitted payment stablecoin issuer ("PPSI"), establishes a comprehensive regulatory framework applicable to PPSIs, generally prohibits PPSIs from paying interest on issued payment stablecoins, excludes payment stablecoins issued by a PPSI from the definition of a "security" under the U.S. federal securities laws and restricts the type of reserve assets that may be held in support of payment stablecoins. Because the GENIUS Act will require significant rulemaking by U.S. regulators, its ultimate impact will depend in part on how those regulations are adopted and implemented. While the establishment of a consistent federal framework could, over time, increase institutional and consumer confidence in payment stablecoins, the scope, timing, and substance of the implementing regulations and supervisory practices remain uncertain. Compliance with the GENIUS Act and related regulations may require us to make significant changes to our strategy. These changes could increase our legal, compliance, operational, and technology costs.

The state, local and non-U.S. tax treatment of digital assets is unclear.

The taxing authorities of certain states (i) have announced that they will follow the Notice with respect to the treatment of digital assets for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital assets for fiat currency from state sales tax. It is unclear what further guidance on the treatment of digital assets for state tax purposes may be issued in the future. Any future guidance on the treatment of digital assets for state or local tax purposes could result in adverse tax consequences to us and could adversely affect the price of digital assets.

The treatment of digital assets for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currency for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital assets for fiat assets.

Exposure to market volatility and token-specific risks could adversely affect the value of our digital asset holdings.

Our business strategy involves acquiring and holding certain tokens, including, FLUID, INJ, LINK, AAVE, SYRUP, QNT, and ETHFI tokens as part of our effort to capture growth in the stablecoin infrastructure sector. While this strategy offers potential long-term upside, it also exposes us to the extreme price volatility and speculative nature of digital assets.

The market for digital assets is highly unpredictable and has historically experienced significant and sudden declines in value. Stablecoin-related infrastructure tokens, such as those we intend to hold, may not move in parallel with the broader stablecoin market and can suffer material losses during economic downturns.

Each token also presents its own set of risks. For example, FLUID may face downward pressure as previously restricted tokens become freely tradable, ETHFI may be sensitive to Ethereum network activity or operational costs and SYRUP's link to real-world-asset collateral may make it more responsive to changes in broader financial conditions. These factors could materially reduce the value of our digital asset portfolio, limit liquidity, and adversely affect our financial results.

Regulatory and compliance uncertainty in the U.S. and abroad could limit or delay our ability to execute our digital asset strategy.

Because we are a public company investing in digital assets, our activities may attract heightened regulatory, accounting, and investor scrutiny. The legal framework governing stablecoins, decentralized finance, and tokenized instruments continues to evolve, and new legislation or rulemaking could impose additional compliance, registration or disclosure requirements on us or on the protocols in which we participate.

In the United States, proposed stablecoin legislation and related guidance may alter the way certain tokens are classified or traded, which could affect our ability to hold or dispose of them. Outside the U.S., emerging frameworks, such as the MiCA and various regional restrictions on non-compliant stablecoins, could similarly affect liquidity and access to markets. If these or other regulatory developments restrict the issuance, trading, or use of tokens such as FLUID, INJ, LINK, AAVE, SYRUP, QNT, or ETHFI, we may be required to modify, delay, or curtail our investment activities. Any resulting limitations could materially and adversely impact our business strategy, reputation, or financial condition.

Risks Related to Our Series Preferred Stock

Holders of our Series H-7 Preferred Stock are entitled to certain payments under the Certificate of Designations that may be paid in cash or in shares of common stock depending on the circumstances. If we make these payments in cash, we may be required to expend a substantial portion of our cash resources. If we make these payments in common stock, it may result in substantial dilution to the holders of our common stock.

Under the Certificate of Designations (the "Certificate of Designations") of our Series H-7 Preferred Stock we are required to redeem the shares of Series H-7 Preferred Stock in monthly installments. Holders of Series H-7 Preferred Stock are also entitled to receive dividends, payable in arrears monthly, and dividends payable on installment dates shall be paid as part of the applicable installment amount. Installment amounts are payable, at the company's election, in shares of common stock or, subject to certain limitations, in cash. Installment amounts paid in cash must be paid in the amount of 105% of the applicable payment amount due. For installment amounts paid in shares of common stock, the number of shares of common stock shall be calculated by dividing the applicable payment amount due by the "installment conversion price." The installment conversion price shall be equal to the lower of (i) the Conversion Price (as defined in the Certificate of Designations) in effect as of the applicable payment date and (ii) the greater of (A) 80% of the average of the three lowest closing prices of our common stock during the thirty trading day period immediately prior to the date the payment is due or (B) $11.904 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market (the "Floor Price").

Our ability to make payments due to the holders of Series H-7 Preferred Stock using shares of common stock is subject to certain limitations set forth in the Certificate of Designations. If we are unable to make installment payments in shares of common stock, we may be forced to make such payments in cash. If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If we are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity.

Our ability to make payments due to the holders of Series H-7 Preferred Stock using cash is also limited by the amount of cash we have on hand at the time such payments are due, as well as certain provisions of the Delaware General Corporation Law. Further, we intend to make the installment payments due to holders of Series H-7 Preferred Stock in the form of common stock to the extent allowed under the Certificate of Designations and applicable law in order to preserve our cash resources. The issuance of shares of common stock to the holders of our Series H-7 Preferred Stock will increase the number of shares of common stock outstanding and could result in substantial dilution to the existing holders of our common stock.

The Certificate of Designations for the Series H-7 Preferred Stock and the Series H-7 Warrants issued concurrently therewith contain anti-dilution provisions that may result in the reduction of the conversion price of the Series H-7 Preferred Stock or the exercise price of such Series H-7 Warrants in the future. These features may increase the number of shares of common stock being issuable upon conversion of the Series H-7 Preferred Stock or upon the exercise of the Series H-7 Warrants.

The Certificate of Designations the Series H-7 Warrants contain anti-dilution provisions, which provisions require the lowering of the applicable conversion price or exercise, as then in effect, to the purchase price of equity or equity-linked securities issued in any subsequent offerings. If in the future, while any shares of Series H-7 Preferred Stock or Series H-7 Warrants are outstanding, we issue securities for a consideration per share of common stock (the "New Issuance Price") that is less than the Conversion Price of the Series H-7 Preferred Stock or the exercise price of the Series H-7 Warrants, as then in effect, we will be required, subject to certain limitations and adjustments as provided in the Certificate of Designations or the Series H-7 Warrants, to reduce the Conversion Price or the exercise price to be equal to the New Issuance Price, which will result in a greater number of shares of common stock being issuable upon conversion of the Series H-7 Preferred Stock and the exercise of the Series H-7 Warrants, which in turn will increase the dilutive effect of such conversions or exercises on existing holders of our common stock. It is possible that we will not have a sufficient number of shares available to satisfy the conversion of the Series H-7 Preferred Stock or the exercise of the Series H-7 Warrants if we enter into a future transaction that reduces the applicable Conversion Price or exercise price. If we do not have a sufficient number of available shares for any Series H-7 Preferred Stock conversions or Series H-7 Warrant exercises, we may need to seek stockholder approval to increase the number of authorized shares of our common stock, which may not be possible and will be time consuming and expensive. The potential for such additional issuances may depress the price of our common stock regardless of our business performance and may make it difficult for us to raise additional equity capital while any of the Series H-7 Preferred Stock or Series H-7 Warrants are outstanding.

Under the Purchase Agreement we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Securities Purchase Agreement, dated as of August 7, 2023, by and among the Company and the investors signatory thereto ("Purchase Agreement"), in which we issued the Series H-7 Preferred Stock and Series H-7 Warrants, contains the following restrictive covenants: (i) until no shares of Series H-7 Preferred Stock are outstanding, we agreed not to enter into any variable rate transactions; (ii) for approximately six months after the date on which the shares of common stock issuable upon conversion of the Series H-7 Preferred Stock and upon exercise of the Series H-7 Warrants are eligible for sale by the Investors under a registration statement declared effective by the SEC or pursuant to Rule 144 under the Securities Act, we agreed not to issue or sell any equity security or convertible security, subject to certain exceptions; and (iii) until the later of no shares of Series H-7 Preferred Stock being outstanding and the maturity date of the Series H-7 Preferred Stock, we agreed to offer to the investors party to the Purchase Agreement the opportunity to participate in any subsequent securities offerings by us. If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction while remaining in compliance with the terms of the Purchase Agreement, or we may be forced to seek a waiver from the investors party to the Purchase Agreement.

Holders of our shares of Series I Preferred Stock are entitled to certain payments under the Series I Certificate of Designations that may be paid in cash, or in certain circumstances, in share of Common Stock, which may require the expenditure of a substantial portion of our cash resources.

Under the Series I Certificate of Designations, we are required to redeem the shares of Series I Preferred Stock in equal quarterly installments, commencing on November 30, 2025. The Installment Amount (as defined in the Series I Certificate of Designations) due upon such redemption are payable, at the Company's election, in cash at 107% of the applicable Installment Redemption Price (as defined in the Series I Certificate of Designations). Notwithstanding the foregoing, at any time from the date of the applicable Installment Notice Date (as defined in the Series I Certificate of Designations) through the applicable Installment Date, and subject to certain beneficial ownership limitations, a holder of Series I Preferred Stock may require the Company to convert all or any part of the Installment Amount at a price to be mutually determined by the Company and such holder, which shall not be less than the Floor Price (as defined in the Series I Certificate of Designations).

Holders of our Series I Preferred Stock are also entitled to receive dividends of 7% per annum, compounded each calendar quarter, which are payable in arrears (i) quarterly on each Installment Date (as defined in the Series I Certificate of Designations), in cash out of funds legally available therefor, (ii) prior to the first Installment Date, payable by way of inclusion of the dividends in the Conversion Amount (as defined in the Series I Certificate of Designations) on each conversion date occurring prior to the first Installment Date, and (iii) upon any redemption or any required payment upon any Triggering Event (as defined in the Series I Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series I Certificate of Designations), the Series I Preferred Stock accrue dividends at the rate of 15% per annum. In connection with a Triggering Event, each holder of Series I Preferred Stock will be able to require us to redeem in cash any or all of the holder's Series I Preferred Stock at a premium set forth in the Series I Certificate of Designations. If such Triggering Event occurs, our financial condition and results of operations could be materially affected.

If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity. Our ability to make payments due to the holders of our Series I Preferred Stock using cash is also limited by the amount of cash we have on hand at the time such payments are due as well as certain provisions of the Delaware General Corporation Law.

The Series I Preferred Stock and the Private Placement Warrants contain certain anti-dilution provisions, which may dilute the interests of our stockholders, depress the price of our common stock, and make it difficult for us to raise additional capital.

Certain events, for example, a Stock Combination Event (as defined in the Series I Certificate of Designations) may reduce the conversion price of the Series I Preferred Stock, which in turn may lead to further dilution to the holders of our Common Stock. The Private Placement Warrants additionally contain anti-dilution provisions applicable to the exercise price. If in the future, while any of the Private Placement Warrants are outstanding, we may be required upon the occurrence of certain events, to adjust the exercise price of the Private Placement Warrants, and simultaneously with any adjustment to the exercise price, the number of shares of Common Stock that may be purchased upon exercise of the Private Placement Warrants shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable thereunder for the adjusted number of shares of Common Stock issuable upon exercise of the Private Placement Warrants shall be the same as the aggregate exercise price in effect immediately prior to such adjustment. Such adjustments can dilute the book value per share of Common Stock and reduce any proceeds we may receive from the exercise of the Private Placement Warrants. In addition, the perceived risk of dilution may cause our shareholders to be more inclined to sell their Common Stock, which may in turn depress the price of common shares regardless of our business performance. We may also find it more difficult to raise additional equity capital while any of the Private Placement Warrants and the Series I Preferred Stock remain outstanding.

The Series I Certificate of Designations contains restrictive covenants and terms that may make it difficult to procure additional financing and that may affect our financial condition and results of operations.

The Series I Certificate of Designations contains certain restrictive covenants including but not limited to, maintaining a Cash Minimum (as defined in the Series I Certificate of Designations), restrictions on incurring any indebtedness until the date on which no Series I Preferred Stock are outstanding, subject to certain exceptions, restrictions on directly or indirectly, redeeming, repurchasing or declaring or paying any cash dividend or distribution on any of our capital stock (other than as required by the Series I Certificate of Designations), and restrictions on directly or indirectly, permitting any of our indebtedness to mature or accelerate prior to the Maturity Date (as defined in the Series I Certificate of Designations). Additionally, the Series I Preferred Stock also contains certain purchase rights (the "Purchase Rights") permitting the holders of the Series I Preferred Stock to acquire upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all of its Series I Preferred Stock. These restrictive covenants may limit our flexibility in raising capital or incurring any indebtedness, which may have an adverse effect on our financial condition.

Under the Series I Purchase Agreement, we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Series I Purchase Agreement contains, among others, the following restrictive covenants: (A) until ninety (90) days following the earlier of (x) the date on which the Registration Statement is declared effective or (y) the date on which the holders of the Series I Preferred Stock or Series I Warrants may sell their shares of common stock issuable upon conversion of the Series I Preferred Stock or Series I Warrants without restriction pursuant to Rule 144 under the Securities Act, we may not issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security, (B) until all of the Series I Warrants are no longer outstanding, we shall be prohibited from effecting or entering into an agreement to effect any subsequent placement involving a variable rate transaction, and (C) until the later of (i) the Maturity Date (as defined in the Series I Certificate of Designations), and (ii) the date in which no Series I Preferred Stock remain outstanding, the Company must provide the holders of the Series I Preferred Stock the opportunity to participate in any subsequent securities offerings by us.

If we require additional funding while these restrictive covenants remain in effect, we may be unable to effect a financing transaction on terms acceptable to us, or at all, while also remaining in compliance with the terms of the Series I Purchase Agreement, or we may be forced to seek a waiver from the investors party to the Purchase Agreement, which such investors are not obligated to grant to us.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our proprietary designs and intellectual property rights, our competitive position could be harmed.

Our ability to compete effectively is dependent in part upon our ability to obtain patent protection for our designs, products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We rely on design patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our designs, technology, proprietary rights or products. For example, the laws of certain countries in which our products, components and sub-assemblies are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our trade secrets and/or proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance we will be successful in such action. Furthermore, our current and potential competitors may have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our trade secrets and/or intellectual property.

In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors or customers will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

We may need to license intellectual property from third parties in the future. If we fail to obtain licenses we need or fail to comply with our obligations in agreements under which we license intellectual property and other rights from third parties, we could lose our ability to manufacture our vehicles.

We may need to license intellectual property from third parties in the future for new vehicle models. No assurance can be given that we will be able to obtain such license or meet our obligations to maintain the licenses we may have to obtain from third parties in the future. If we were to lose or otherwise be unable to maintain these licenses for any reason, it would halt our ability to manufacture and sell our vehicles or may prohibit development of our future models, which could result in a material adverse effect on our business or results of operations.

In addition, if we do not own the patents or patent applications that we license, as was the case with the AYRO 411x's patents, we may need to rely upon our licensors to properly prosecute and maintain those patent applications and prevent infringement of those patents. If our licensors are unable to adequately protect their proprietary intellectual property we license from legal challenges, or if we are unable to enforce such licensed intellectual property against infringement or alternative technologies, we will not be able to compete effectively in the electric vehicle markets we are targeting.

Many of our proprietary designs are in digital form, and a breach of our computer systems could result in these designs being stolen.

If our security measures are breached or unauthorized access to private or proprietary data is otherwise obtained, our proprietary designs could be stolen. Because we hold many of these designs in digital form on our servers, there exists an inherent risk that an unauthorized third party could conduct a security breach resulting in the theft of our proprietary information. While we have taken steps to protect our proprietary information, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our competitive advantage and our ability to obtain new customers, thereby adversely affecting our financial results.

Our proprietary designs are susceptible to reverse engineering by our competitors.

Much of the value of our proprietary rights is derived from our vast library of design specifications. While we consider our design specifications to be protected by various proprietary, trade secret and intellectual property laws, such information is susceptible to reverse engineering by our competitors. We may not be able to prevent our competitors from developing competing design specifications, and the cost of enforcing these rights may be significant. If we are unable to adequately protect our proprietary designs, our financial condition and operating results could suffer.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We consider trade secrets, including confidential and unpatented know-how and designs important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by customarily entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, outside technical and commercial collaborators, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could harm our business.

The vehicle design and manufacturing industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. To the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned from other employers. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable.

Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;
- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
- expend significant resources to develop or acquire non-infringing intellectual property;
- discontinue processes incorporating infringing technology; or
- obtain licenses to the infringing intellectual property, which licenses may not be available on acceptable terms, or at all.

We are generally obligated to indemnify our sales channel partners, customers, suppliers and contractors for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our sales channel partners and customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these sales channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our sales channel partners and other end-customers in the future may seek indemnification from us in connection with infringement claims brought.

General Risk Factors

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

- results of our operations and product development efforts;
- our ability to obtain working capital financing;
- additions or departures of key personnel;
- limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;
- our ability to execute our business plan;
- sales of our common stock and decline in demand for our common stock;
- regulatory developments;
- economic and other external factors;
- investor perception of our industry or our prospects; and
- period-to-period fluctuations in our financial results.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

Our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq") could result in a delisting of our common stock.

Our common stock is currently listed for trading on The Nasdaq Capital Market. We must satisfy Nasdaq's continued listing requirements, including, among other things, a minimum closing bid price of $1.00 per share or risk delisting, which would have a material adverse effect on our business. A delisting of our common stock from The Nasdaq Capital Market could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities.

There is no assurance that we will maintain compliance with such minimum listing requirements. If our common stock were delisted from Nasdaq, trading of our common stock would most likely take place on an over-the-counter market established for unlisted securities, such as the OTCQB or the Pink Market maintained by OTC Markets Group Inc. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our common stock on an over-the-counter market, and many investors would likely not buy or sell our common stock due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our common stock would be subject to SEC rules as a "penny stock," which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our common stock, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees and to raise capital.

We may in the future be named in legal proceedings, become involved in regulatory inquiries or be subject to litigation, all of which are costly, distracting to our core business and could result in an unfavorable outcome or a material adverse effect on our business, financial condition, results of operations or the market price for our common stock

We may in the future be involved in legal proceedings and/or receive inquiries from government and regulatory agencies from time to time. Additionally, we have in the past and may in the future be subject to claims, litigation and other proceedings. Defending these lawsuits and becoming involved in these investigations or other proceedings may divert management's attention and may cause us to incur significant expenses. In addition, we may be required to pay damage awards, penalties or settlements, or become subject to injunctions or other equitable remedies, which could have a materially adverse effect on our business, financial condition, results of operations and cash flows.

In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time-consuming proceedings that could result in any number of outcomes. Any future claims or regulatory actions initiated by or against us, whether successful or not, could result in significant costs, costly damage awards or settlement amounts, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources, or otherwise harm our business, financial condition and results of operations. If we are not successful in any such legal proceedings and litigation, we may be required to pay significant monetary damages, which could hurt our results of operations. Lawsuits are time-consuming and expensive to resolve and divert management's time and attention. We also cannot predict how the courts will rule in any potential lawsuit against us. Decisions in favor of parties that bring lawsuits against us could subject us to significant liability for damages, adversely affect our results of operations and harm our reputation.

An active trading market for our Common Stock may not be sustained.

The listing of our Common Stock on The Nasdaq Capital Market does not assure that a meaningful, consistent and liquid trading market exists. An active trading market for shares of our Common Stock may not be sustained. If an active market for our Common Stock is not sustained, it may be difficult for investors to sell their shares either without depressing the market price for the shares or at all.

We incur increased costs and demands on management as a result of compliance with laws and regulations applicable to public companies, which could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. In addition, the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules implemented by the SEC and Nasdaq, impose a number of requirements on public companies, including with respect to corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance and disclosure obligations. Moreover, compliance with these rules and regulations has increased our legal, accounting and financial compliance costs and has made some activities more time-consuming and costly. It is also more expensive for us to obtain director and officer liability insurance.

We do not anticipate paying cash dividends on our Common Stock and, accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our Common Stock and do not expect to do so in the foreseeable future. So long as any shares of Series H-7 Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Certificate of Designation) without the prior written consent of the Required Holders (as defined in the Certificate of Designation). The declaration of dividends is further subject to the discretion of our board of directors and limitations under applicable law, and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant our board of directors. You should not rely on an investment in us if you require dividend income from your investment in us. The success of your investment will likely depend entirely upon any future appreciation of the market price of our Common Stock, which is uncertain and unpredictable. There is no guarantee that our Common Stock will appreciate in value.

A failure in or breach of our operational or security systems or infrastructure, or those of third parties with which we do business, including as a result of cyberattacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks in our industry have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. Our technologies, systems, networks, may have been subject to, and are likely to continue to be the target of, cyberattacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our confidential, proprietary and other information, or otherwise disrupt third parties' business operations.

We may suffer material losses relating to cyberattacks or other information security breaches. Our risk and exposure to these matters remain heightened because of, among other things, the evolving nature of these threats, the continued uncertain global economic environment, threats of cyberterrorism, and system and customer account conversions. As a result, cybersecurity and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us. As cyber threats continue to evolve, we may be required to expend significant additional financial, technical and operational resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

In addition, we also face the risk of operational failure, termination or capacity constraints of any of the third parties with which we do business or that facilitate our and our subsidiaries' business activities. Any such failure, termination or constraint could adversely affect our and our subsidiaries' ability to provide our services and products, service the customers, manage the exposure to risk or expand our businesses and could have an adverse impact on our liquidity, financial condition and results of operations.

Disruptions or failures in the physical infrastructure or operating systems that support our business, or cyberattacks or security breaches of the networks, systems or devices that products use could result in the loss of customers and business opportunities, significant disruptions to our operations and business, misappropriation of our confidential information and/or that of our customers, or damage to our computers or systems and those of our customers and/or counterparties, and could result in violations of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs.

Anti-takeover provisions of our certificate of incorporation, our bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.

Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors. These provisions also could limit the price that investors might be willing to pay in the future for our securities, thereby depressing the market price of our securities. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions, among other things:

- allow the authorized number of directors to be changed only by resolution of our board of directors;
- authorize our board of directors to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;
- establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings; and
- limit who may call a stockholder meeting.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law that may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We operate in the electric vehicle manufacturing sector and recently pivoted our business towards a digital asset. Treasury management strategy, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. Both our executive management team and our board of directors are involved in the assessment, identification, and management of such risks, including prevention, mitigation, detection, and remediation of cybersecurity incidents.

Our executive management team is responsible for day-to-day assessment, identification and management of material risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individual currently serving in this role is our Executive Chairman. The executive management team monitors current events in order to remain aware of current cybersecurity threats and is informed of cybersecurity incidents as they arise by our frontline personnel.

We engage a third-party consultant to review our cybersecurity defense measures, inform our executive management team of emerging cybersecurity threats, and assist our executive management team in responding to any potential cybersecurity incidents. The executive management team is also responsible for overseeing and identifying risks from cybersecurity threats associated with our use of any third-party service providers.

Our board of directors is responsible for oversight of risks from cybersecurity threats in conjunction with our executive management team. Our board of directors receives updates from our management team with respect to risks from cybersecurity threats and are notified of any new significant cybersecurity threats or incidents as they arise. Additionally, our board of directors considers risks from cybersecurity threats as part of its overall assessment of risk management, including its general oversight of the Company's business strategy, risk management policies, and financials.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our business strategy, results of operations or financial condition, and we are not aware of any cybersecurity incidents that are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. For further information regarding the risks associated with cybersecurity incidents, see "Risk Factors - Failure in our information technology and storage systems could significantly disrupt the operation of our business" in Item 1A of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES.

Our corporate headquarters is located at 1185 Avenue of the Americas, New York, NY 10036. We currently lease approximately 23,927 square feet of office space in Round Rock, Texas under a lease that expires in February 2027. The Round Rock Lease provides for a base monthly rent, and we are also responsible for real estate taxes, maintenance and other operating expenses applicable to the leased premises.

On March 11, 2025, the Company entered into the Sublease Agreement of the Round Rock Lease with a third-party, commencing on April 1, 2025, and expiring on February 28, 2027, with substantially the same terms as the Round Rock Lease. The Company remains bound to the Landlord of the Round Rock Lease for all liabilities and obligations under the Round Rock Lease.

We believe that this facility is adequate for our present operations.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, that we believe are incidental to the operation of our business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on our results of operations, financial positions or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the Nasdaq Capital Market under the symbol "SBLX."

Stockholders

As of March 30, 2026, there were approximately 91 stockholders of record of our common stock.

Dividends

We have not paid any cash dividends to our common stockholders since inception and do not plan to pay cash dividends in the foreseeable future. So long as any shares of Series H-7 Preferred Stock and Series I Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Certificate of Designations) without the prior written consent of the Required Holders (as defined in the Certificate of Designations). Any future declaration of dividends will depend on our earnings, capital requirements, financial condition, prospects and any other factors that our board of directors deems relevant, as well as compliance with the requirements of state law. In general, as a Delaware corporation, we may pay dividends out of surplus capital or, if there is no surplus capital, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. We currently intend to retain earnings, if any, for reinvestment in our business.

Recent Sales of Unregistered Securities

All sales of unregistered securities during the year ended December 31, 2025 were previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

We did not re-purchase any of our equity securities during the fourth quarter of the fiscal year ended December 31, 2025.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management's discussion and analysis should be read in conjunction with our historical financial statements and the related notes thereto. This management's discussion and analysis contains forward-looking statements, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words "believe," "plan," "intend," "anticipate," "target," "estimate," "expect" and the like, and/or future tense or conditional constructions ("will," "may," "could," "should," etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those under "Risk Factors" in our filings with the Securities and Exchange Commission ("SEC") that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. See "Forward-Looking Statements; Risk Factor Summary."

References in this management's discussion and analysis to "we," "us," "our," "the Company," "our Company" or "StableX" refer to StableX Technologies, Inc. and its subsidiaries.

Overview

Business

We have historically designed and manufactured compact, sustainable electric vehicles. In July 2025, we commenced a strategic transition toward a new business model focused on digital asset initiatives, with a focus on targeting the acquisition of crypto tokens that are directly capitalizing on the rapid growth of the stablecoin industry. We view the stablecoin ecosystem as a rapidly growing segment of the global financial infrastructure and believe that the entry into this market can provide a complementary revenue stream and enhance stockholder value. Our approach is intended to focus on acquiring and holding crypto assets within the stablecoin space and deploying them in a manner designed to generate yield while managing associated risks. In connection with this strategic shift, we announced a target goal of acquiring up to $100 million in crypto assets, subject to available capital, market conditions and regulatory considerations.

Our investment strategy centers on acquiring digital assets (tokens) that provide essential infrastructure and enabling technologies for the stablecoin sector, often referred to as the "picks and shovels" approach. Rather than directly investing in stablecoins themselves (which function as the primary "commodity" in this analogy), we target tokens associated with protocols, networks, and platforms that facilitate the issuance, transfer, custody, compliance, trading, lending, and scalability of stablecoins. We believe this positions our portfolio to capture indirect but amplified exposure to the sector's anticipated expansion.

The Company did not generate revenue during the year ended December 31, 2025. Operating activities during the year primarily consisted of (i) evaluating and implementing the Company's digital asset treasury strategy, (ii) completing financing transactions to support liquidity and capital deployment, and (iii) managing corporate overhead and compliance costs as a public company.

As of December 31, 2025, the Company's primary assets consisted of cash, digital assets and marketable securities. The Company's results of operations for the year were primarily affected by operating expenses, preferred stock dividends and accretion, changes in the fair value of derivative liabilities, and fluctuations in the fair value of digital assets. The Company's financial results may continue to experience volatility due to market conditions affecting digital asset valuations and the accounting treatment of certain financial instruments.

Reverse Stock Split

The Company effected a 1-for-16 reverse stock split ("Reverse Stock Split") of the Company's common stock on June 25, 2025, which began trading on a split-adjusted basis on June 26, 2025, pursuant to which every 16 shares of the Company's issued and outstanding common stock were reclassified as one share of common stock. The Reverse Stock Split had no impact on the par value of the Company's common stock or the authorized number of shares of common stock. Unless otherwise indicated, all share and per share information prior to the Reverse Stock Split are retroactively adjusted to reflect the Reverse Stock Split, prior to the rounding of any fractional shares. Any fractional shares resulting from the Reverse Stock Split were rounded up to the next whole number of shares, upon which 124 shares of common stock were issued in June 2025.

Factors Affecting Results of Operations

The Company did not generate revenue during the year ended December 31, 2025. As a result, the Company's results of operations for the year were primarily driven by operating expenses, preferred stock dividends and accretion, changes in the fair value of financial instruments, and fluctuations in the fair value of digital assets and marketable securities. The following factors materially affected the Company's financial condition and results of operations during the year ended December 31, 2025 and are expected to continue to affect future periods.

Strategic Transition to Digital Asset Treasury Activities

In July 2025, the Company initiated a strategic transition toward digital asset treasury management and capital allocation activities. As part of this transition, the Company deployed capital into digital assets and marketable securities. Because the Company's strategy involves holding and managing assets that are subject to market price volatility, future results of operations may fluctuate significantly based on changes in fair value of these holdings. Gains and losses associated with digital assets and certain financial instruments may materially impact net income (loss) from period to period.

Fair Value of Digital Assets and Financial Instruments

The Company accounts for certain digital assets and derivative financial instruments at fair value. Changes in the fair value of these assets and liabilities are recognized in the Company's consolidated statements of operations. As a result, the Company's reported net loss may vary significantly from period to period due to market-driven price changes rather than changes in underlying operating activity. The valuation of embedded derivatives and other financial instruments requires management judgment and the use of estimates, including volatility assumptions and other inputs, which may materially affect reported results.

Preferred Stock Dividends and Accretion

The Company's outstanding Series I Preferred Stock and Series H-7 Preferred Stock contain dividend and redemption features that impact reported results. The Company records preferred stock dividends and, where applicable, accretion of discounts to redemption value as deemed dividends or interest expense in accordance with applicable accounting guidance. These non-cash charges reduce net income available to common stockholders and may materially impact loss per share.

Market Conditions and Volatility

The Company's financial performance is directly influenced by conditions in the digital asset markets and broader capital markets. Digital asset prices have historically experienced significant volatility. Market fluctuations, regulatory developments, counterparty risk and macroeconomic conditions may materially affect the value and liquidity of the Company's holdings. Such volatility may result in substantial fluctuations in reported earnings or losses in future periods.

Components of Results of Operations

Revenue

The Company did not generate revenue during the year ended December 31, 2025.

Cost of Goods Sold

Cost of goods sold primarily consists of adjustments to inventory related to the adjustments to inventory stock counts resulting from impairment write downs.

Operating Expenses

Operating expenses consist primarily of general and administrative expenses, including compensation and related costs, professional fees, consulting expenses, public company compliance costs and stock-based compensation.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant.

The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model, and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award. The fair value of the options granted to non-employees is measured and expensed as the options vest.

Restricted stock grants are stock awards that entitle the holder to receive shares of our common stock as the award vests over time. The fair value of each restricted stock grant is based on the fair market value price of common stock on the date of grant, and it is measured and expensed as the restricted stock vests.

Research and Development Expense

Research and development expense consists primarily of employee compensation and related expenses, prototype expenses, depreciation associated with assets acquired for research and development, amortization of product development costs, product strategic advisory fees, third-party engineering and contractor support costs and allocated overhead. We expect our research and development expenses to increase in absolute dollars as we continue to invest in new and existing products.

Sales and Marketing Expense

Sales and marketing expenses consist primarily of employee compensation and related expenses, sales commissions, marketing programs, travel and entertainment expenses and allocated overhead. Marketing programs consist of advertising, trade shows, events, corporate communications, and brand-building activities. We expect sales and marketing expenses to increase in absolute dollars as we expand our sales force, expand our product lines, increase marketing resources, and further develop potential sales channels.

General and Administrative Expense

General and administrative expenses consist primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources, and fees for third-party professional services, and allocated overhead. We expect our general and administrative expense to increase in absolute dollars as we continue to invest in growing our business.

Other (Expense) Income

Other (expense) income consists of income received or expenses incurred for activities outside of our core business. Other (expense) income consists primarily of interest expense, unrealized gain/loss on marketable securities, the changes in fair value of the warrant and the derivative liability, vendor and legal settlements, and write-off of prepaid inventory as a result of vendor bankruptcy.

Provision for Income Taxes

Provision for income taxes consists of estimated income taxes due to the United States government and to the state tax authorities in jurisdictions in which we conduct business. In the case of a tax deferred asset, we reserve the entire value for future periods.

Results of Operations

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

The following table sets forth our results of operations for each of the years set forth below:

	2025	2024	Change
Revenue	$ -	$ 63,777	$ (63,777)
Cost of goods sold	956,160	6,650,979	(5,694,819)
Gross loss	(956,160)	(6,587,202)	5,631,042
Operating expenses:			
Research and development	1,394,905	1,493,202	(98,297)
Sales and marketing	-	990,471	(990,471)
General and administrative	8,104,834	8,646,301	(541,467)
Loss on impairment of long-lived assets	-	1,659,835	(1,659,835)
Total operating expenses	10,199,739	12,789,809	(2,590,070)
Loss from operations	(10,455,899)	(19,377,011)	8,921,112
Other income (expense):			
Interest income	126,620	484,325	(357,705)
Change in fair value - warrant liability	(11,627,100)	10,956,900	(22,584,000)
Change in fair value - derivative liability	2,854,000	6,739,000	(3,885,000)
Unrealized gain (loss) on marketable securities	(91,936)	(98,315)	6,379
Unrealized loss on digital assets	(2,151,001)	-	(2,151,001)
Realized gain on marketable securities	409,818	1,322,971	(913,153)
Legal settlement	-	(1,096,222)	1,096,222
Vendor settlement	-	(647,833)	647,833
Consent and waiver fee – Series H-7	(350,000)	-	(350,000)
Other income (expense), net	196,353	(39,294)	235,647
Net loss	$ (21,089,145)	$ (1,755,479)	$ (19,333,666)

Revenue

Revenue was $0 for the year ended December 31, 2025, as compared to $63,777 for the year ended December 31, 2024, a decrease of 100%, or $63,777. The decrease in revenue was primarily due to a reduction of $43,200 in product sales and a $20,577 decrease in service revenue, mainly due to the pause in manufacturing of the Vanish as the Company focuses on re-engineering the vehicle to optimize its design and improve manufacturing efficiencies.

Cost of goods sold and gross loss

Cost of goods increased by $5,694,819, or 85.6% for the year ended December 31, 2025, as compared to the year ended December 31, 2024. The decrease in cost of goods sold was mainly due to the decrease of $1,001,065 related to overhead allocation, a decrease of $4,209,794 related to adjustments to inventory stock counts and impairment that as the result of the Company's pause on manufacturing of the Vanish.

Research and development expenses

Research and development ("R&D") expense was $1,394,905 for the year ended December 31, 2025, as compared to $1,493,202 for the year ended December 31, 2024, a decrease of $98,297, or 6.6%. The Company had a decrease of $312,376 in salaries and related personnel costs that was offset by assembly costs related to redesign work during the early portion of the year ended December 31, 2025. The overall decrease was primarily due to the Company being substantially complete with the R&D on the Vanish at the end of 2024, offset by the increase in re-engineering work and design changes in the current year associated with the Company's objective of lowering the bill of material and overall manufacturing expenses of the Vanish.

Sales and marketing expense

Sales and marketing expense was $0 for the year ended December 31, 2025, as compared to $990,471 for the year ended December 31, 2024, a decrease of $990,471, or 100%. Due to the Company's decision towards the end of 2024 to pause the manufacturing of the Vanish the Company did not engage in advertising or marketing activities during the year ended December 31, 2025.

General and administrative expenses

The majority of our operating losses from continuing operations resulted from general and administrative expenses. General and administrative expenses consist primarily of costs associated with our overall operations and with being a public company. These costs include personnel, legal and financial professional services, insurance, investor relations, and compliance related fees.

General and administrative expense was $8,104,834 for the year ended December 31, 2025, compared to $8,646,301 for the year ended December 31, 2024, a decrease of $541,467, or 6.3%. Personnel expenses decreased by $283,214 for the year ended December 31, 2025, compared to the year ended December 31, 2024, due to the increase in stock-based compensation $521,674 which was offset by a decrease in headcount associated with the internal restructuring. Consultants and professional services decreased by $437,335 for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to fewer engagements that required external professional services; this was offset by an increase in consulting expense related to warrants of $1,019,114 for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Cost and associated expenses related to the issuance of Series Preferred Stock increased by $773,677 for the year ended December 31, 2025 compared to the year ended December 31, 2024. Depreciation expense decreased by $1,142,352 for the year ended December 31, 2025, compared to the year ended December 31, 2024, due to the Company's property and equipment being fully impaired during the year ended December 31, 2024.

Impairment of long-lived assets

The Company did not record an impairment of long-lived assets during the year ended December 31, 2025.

For the year ended December 31, 2024, the Company recorded an increase of $1,659,835 related to loss on impairment of long-lived assets, consisted of a $1,615,660 loss due to write down of idle fixed assets that were intended to be used in the production of the Vanish, and $44,175 increase in impairment of right-of-use asset due to a remeasurement of the asset's carrying value.

Other income and expense

For the year ended December 31, 2025, the Company recorded a $28,254,778 decrease of net other income. For the years ended December 31, 2025 and 2024, the Company recognized a loss of $11,627,100 and a gain of $10,956,900, respectively, for the change in fair value - warrant liability, a decrease of $22,584,000 primarily due to the decrease in the trading price of the Company's common stock and the increase in the exercise price. For the years ended December 31, 2025 and 2024, the Company recognized a gain of $2,854,000 and $6,739,000, respectively, for the change in fair value – derivative liability, a decrease of $3,885,000 primarily due to the decrease in the trading price of the Company's common stock and the decrease in carrying amount of derivative liability from redemptions of Series H-7 Preferred Stock.

Liquidity and Capital Resources

As of December 31, 2025, we had $4,981,798 in cash and cash equivalents, $110,264 in restricted cash, $3,168,362 in marketable securities and working capital of $7,567,805. As of December 31, 2024, we had $16,035,475 in cash and cash equivalents, and $164,682 in restricted cash, and working capital of $17,100,605. The decrease in cash and cash equivalents and working capital was primarily a result of the payment of Series H-7 preferred stock redemptions and purchases of digital assets. Our sources of cash since inception have been predominately from the sale of equity and debt, including the issuance of the Series H-7 and Series I Preferred Stock.

Our future liquidity requirements or future capital needs will depend on, among other things, capital required to manufacture our products and the operational staffing and support requirements, as well as the timing and amount of future revenue and product costs. Our business is capital-intensive, and future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the results of our strategic review, the timing of new product introductions and the continuing market acceptance of our products and services. We are working to control expenses and deploy our capital in the most efficient manner.

We are evaluating other options for the strategic deployment of capital beyond our ongoing strategic initiatives. We anticipate being opportunistic with our capital, and we intend to explore potential partnerships and acquisitions that could be synergistic with our competitive stance in the market.

We also implemented a multi-token investment strategy, pursuant to which we intend to use capital in excess of working capital requirements to invest in one or more alternative investments or assets, which may include digital assets linked to stablecoin. We intend to target $100 million in crypto tokens that capitalize on the stablecoin industry, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase such crypto tokens. This overall strategy also contemplates that we may (i) periodically sell the crypto tokens we purchase for general corporate purposes, including to generate cash for treasury management (which may include debt repayment), or in connection with strategies that generate tax benefits in accordance with applicable law, (ii) enter into additional capital raising transactions that are collateralized by our potential digital asset holdings, and (iii) consider pursuing additional strategies to create income streams or otherwise generate funds using potential digital asset holdings.

We are subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, and competition from larger companies, other technology companies and other technologies. Based on the foregoing, management believes that the existing cash and cash equivalents and marketable securities at December 31, 2025 will not be sufficient to fund operations for at least the next twelve months following the date of this report.

Series H-7 Preferred Stock

On August 7, 2023, the Company entered into the Securities Purchase Agreement with certain accredited investors (the "Investors"), pursuant to which it agreed to sell to the Investors (i) an aggregate of 22,000 Series H-7 Preferred Stock with a stated value of $1,000 per share, initially convertible into up to 171,875 shares of the Company's common stock at an initial conversion price of $128.00 per share, and (ii) warrants ("Warrants") initially exercisable for up to an aggregate of 171,875 shares of common stock.

The shares of Series H-7 Preferred Stock are convertible into common stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $128.00 (the "Conversion Price"), which, following the Company's one-for-eight reverse stock split effected on September 15, 2023 (the "Reverse Stock Split") and pursuant to the stock combination event adjustment provisions in the Certificate of Designations, was subsequently reduced to $32.00. The Conversion Price is subject to adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Company is required to redeem the Series H-7 Preferred Stock in 12 equal monthly installments from, and including, the applicable Installment Date (as defined in the Certificate of Designations). On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment of Certificate of Designations of Series H-7 Preferred Stock, which became effective upon filing, which amended the commencement of the monthly installment dates, to be between May 7, 2024, and August 7, 2025. The first such installment date was May 7, 2024 and August 7, 2024, as elected by the applicable investor.

The amortization payments due upon redemption of the Series H-7 Preferred Stock are payable, at the Company's election, in cash at 105% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of common stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Company's common stock during the thirty consecutive trading day period immediately prior to the date the amortization payment is due and (B) $11.904 (as adjusted for the Company's Reverse Stock Split and subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market. The holders of the Series H-7 Preferred Stock have the option to defer amortization payments or, subject to certain limitations as specified in the Certificate of Designations, can elect to accelerate installment conversion amounts.

The holders of the Series H-7 Preferred Stock are entitled to dividends of 8.0% per annum, compounded monthly, which are payable in cash or shares of common stock at the Company's option, in accordance with the terms of the Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series H-7 Preferred Stock will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the holders of the Series H-7 Preferred Stock are also entitled to receive a dividend make-whole payment.

The Certificate of Designations provides that, except as required by applicable law, the holders of the Series H-7 Preferred Stock will be entitled to vote with holders of the common stock on an as converted basis, with the number of votes to which each holder of Series H-7 Preferred Stock is entitled to be determined by dividing the Stated Value by a conversion price equal to $92.16 per share (as adjusted for the Reverse Stock Split), which was the "Minimum Price" (as defined in Nasdaq Listing Rule 5635(d)) applicable immediately before the execution and delivery of the Purchase Agreement, subject to certain beneficial ownership limitations and adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions, as set forth in the Certificate of Designations.

Notwithstanding the foregoing, the Company's ability to settle conversions and make amortization and dividend make-whole payments using shares of common stock is subject to certain limitations set forth in the Certificate of Designations. Further, the Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of, or as part of any amortization payment or dividend make-whole payment under, the Certificate of Designations or Warrants.

The Certificate of Designations includes certain triggering events including, among other things, the suspension from trading or the failure of the common stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company's failure to pay any amounts due to the holders of the Series H-7 Preferred Stock when due. In connection with a triggering event, each holder of Series H-7 Preferred Stock will be able to require the Company to redeem in cash any or all of the holder's Series H-7 Preferred Stock at a premium set forth in the Certificate of Designations.

On December 2, 2024, the Company entered into a Waiver and Amendment Agreement (the "Amendment") with the Required Holders (as defined in the Certificate of Designations). Pursuant to the Amendment, the Company and the Required Holders agreed (i) to amend (a) the Certificate of Designations, by filing a Certificate of Amendment to the Certificate of Designations with the Secretary of the State of the State of Delaware (the "Certificate of Amendment"), and (b) the Purchase Agreement, such that, in each case, certain grants made to the Company's directors on December 2, 2024, in the form of RSUs and fully vested restricted shares of common stock (the "Director Equity Grants") under the StableX Technologies, Inc. Long-Term Incentive Plan (as amended, the "Plan"), are deemed to constitute "Excluded Securities" under the Transaction Documents (as such term is defined in the Purchase Agreement), and (ii) that the Required Holders waive the applicability of certain other provisions of the Transaction Documents with respect to such Director Equity Grants.

On March 30, 2025, the Company entered into an Omnibus Waiver and Amendment Agreement ("Waiver and Amendment Agreement") with the Required Holders (as defined in the Certificate of Designations), pursuant to which, the Required Holders agreed (A) to amend (i) the Certificate of Designations, as described below, by filing a Certificate of Amendment to the

Certificate of Designations with the Secretary of State of the State of Delaware (the "March 2025 Certificate of Amendment"), and (ii) the Purchase Agreement, to amend the definition of "Excluded Securities" such that the definition includes the issuance of common stock issued after the date of the Purchase Agreement pursuant to an Approved Stock Plan (as defined in the Purchase Agreement), which in the aggregate does not exceed more than 2% of the shares of common stock issued and outstanding on the date immediately prior to the date of the Purchase Agreement (the "Excluded Securities Modification"), and (B) to waive certain restrictive covenants contained in the Purchase Agreement as described therein.

The March 2025 Certificate of Amendment amends the Certificate of Designations to (i) amend the restrictive covenant of the Certificate of Designations such that the Company is required from January 1, 2025 until no shares of Series H-7 Preferred Stock are outstanding, to maintain unencumbered, unrestricted cash and cash equivalents on hand in amount equal to at least 120% of the aggregate Stated Value (as defined in the Certificate of Designations) of the Series H-7 Preferred Stock then outstanding, (ii) amend the definition of "Excluded Securities" substantially similar to the Excluded Securities Modification, and (iii) remove the restrictive covenant provision relating to the Segregated Cash (as defined in the Certificate of Designations) requirement. The March 2025 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of March 31, 2025.

On August 4, 2025, the Company entered into an Omnibus Waiver, Consent, Notice and Amendment (the "Series H-7 Agreement") with the Required Holders. Pursuant to the Series H-7 Agreement, the Required Holders agreed to (i) amend the Series H-7 Purchase Agreement to amend the definition of "Excluded Securities" as set forth in the Series H-7 Amendment, (ii) waive certain rights under the Series H-7 Purchase Agreement, Series H-7 Warrants and Series H-7 Certificate of Designations in respect of the issuance of the Preferred Stock and entrance by the Company into the Purchase Agreement, and (iii) consent to the issuance of the Preferred Stock, as required pursuant to certain terms of the Series H-7 Certificate of Designations, the Series H-7 Purchase Agreement and the Series H-7 Warrants, as applicable. In consideration of the foregoing, the Company agreed to pay to the Required Holders an aggregate of $350,000 by September 30, 2025, which may be paid in the form of cash, or, at the holders' sole election, added to the outstanding aggregate stated value of the Series H-7 Preferred Stock.

The Company and the Required Holders further agreed pursuant to the Series H-7 Agreement to amend the Series H-7 Certificate of Designations by filing a Certificate of Amendment to the Series H-7 Certificate of Designations (the "Certificate of Amendment") with the Secretary of State of the State of Delaware. The Certificate of Amendment amends the Series H-7 Certificate of Designations to (i) extend the maturity date to February 4, 2027, (ii) revise the applicable payment dates and corresponding payable amounts of Dividends and Installment Amounts (each as defined in the Series H-7 Certificate of Designations), (iii) modify the definition of "Excluded Securities" and (iv) modify the schedule of Installment Dates (as defined in the Series H-7 Certificate of Designations). The Certificate of Amendment to the Series H-7 Certificate of Designations was filed with the Secretary of State for the State of Delaware on August 6, 2025.

Series I Preferred Stock

On August 4, 2025, the Company entered into the Series I Purchase Agreement with certain accredited investors, pursuant to which it agreed to sell (i) an aggregate of 7,000 shares of the Company's newly-designated Series I Convertible Preferred Stock, with a par value of $0.0001 per share and a stated value of $1,000 per share, initially convertible into up to 875,000 shares of the Company's common stock at an initial conversion price of $8.00 per share and (ii) warrants to acquire up to an aggregate of 875,000 Series I Warrants at an exercise price of $8.00 per share. The closing of the Private Placement occurred on August 8, 2025. The aggregate gross proceeds from the Private Placement were $7,000,000.

Among other covenants, the Series I Purchase Agreement requires the Company to hold a meeting of its stockholders not later than October 3, 2025, to seek approval for the issuance of shares of common stock in excess of 19.99% of the Company's issued and outstanding shares of common stock at prices below the "Minimum Price" (as defined in Rule 5635 of the Rules of the Nasdaq Stock Market) on the date of the Series I Purchase Agreement pursuant to the terms of the Series I Preferred Stock and the applicable Series I Warrants.

In connection with the Private Placement, pursuant to (A) an engagement letter (the "GPN Agreement") with GP Nurmenkari Inc. ("GPN") and (B) an engagement letter (the "Palladium Agreement," and collectively with the GPN Agreement, the "Engagement Letters") with Palladium Capital Group, LLC ("Palladium," and collectively with GPN, the "Placement Agents"), the Company engaged the Placement Agents to act as non-exclusive placement agents in connection with the Private Placement, pursuant to which, the Company agreed to (i) pay each Placement Agent a cash fee equal to 4% of the gross proceeds of the Private Placement (including any cash proceeds realized by the Company from the exercise of any outstanding warrants of the Company), (ii) reimbursement and payment of certain expenses, and (iii) issue to each of the Placement Agents on the closing date, warrants to purchase up to an aggregate number of shares of common stock equal to 4% of the aggregate number of shares of common stock underlying the securities issued in the Private Placement, including upon exercise of any outstanding warrants of the Company, with terms identical to the Series I Warrants (the "Series I Placement Agent Warrants" and, together with the Series I Warrants and the Consultant Warrants the "Private Placement Warrants").

In connection with the Purchase Agreement, the Company and the investors entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to file a resale registration statement (the "Registration Statement") with the SEC to register for resale 200% of the shares of common stock issuable upon conversion of the Series I Preferred Stock and upon exercise of the Series I Warrants promptly following the closing date, but in no event later than 30 calendar days after the closing date, and to have such Registration Statement declared effective by the Effectiveness Deadline (as defined in the Registration Rights Agreement). On September 8, 2025, the Company filed the Registration Statement with the SEC and subsequently amended the Registration Statement on October 10, 2025. On January 9, 2026, the SEC declared the Registration Statement effective.

The terms of the Series I Preferred Stock are as set forth in the form of Certificate of Designations of the Series I Convertible Preferred Stock ("Series I Certificate of Designations") which was filed with the Secretary of State for the State of Delaware on August 6, 2025. All shares of capital stock of the Company rank junior to shares of the Series I Preferred Stock, with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. Further to the foregoing, the shares of Series I Preferred Stock rank junior to shares of Series H-7 Convertible Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

The shares of Series I Preferred Stock are convertible into shares of common stock at the election of the holder at any time at an initial conversion price of $8.00 per share (the "Series I Conversion Price"). The Series I Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like and dilutive issuances (in each case, subject to certain exceptions). The Company is required to redeem the Series I Preferred Stock in equal installments, commencing on November 30, 2025, and thereafter on the last trading day of the third calendar month immediately following the previous Installment Date, until the maturity date of February 4, 2027.

The Installment Amount (as defined in the Series I Certificate of Designations) due upon such redemption are payable, at the Company's election, in cash at 107% of the applicable Installment Redemption Price (as defined in the Series I Certificate of Designations).

The holders of the Series I Preferred Stock are entitled to dividends of 7% per annum, compounded each calendar quarter, which are payable in arrears (i) quarterly on each Installment Date (as defined in the Series I Certificate of Designations), in cash out of funds legally available therefor and, (ii) prior to the first Installment Date, payable by way of inclusion of the dividends in the Conversion Amount (as defined in the Series I Certificate of Designations) on each conversion date occurring prior to the first Installment Date. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series I Certificate of Designations), the Series I Preferred Stock accrue dividends at the rate of 15% per annum. The holders of the Series I Preferred Stock are entitled to vote with holders of the common stock on an as-converted basis, with the number of votes to which each holder of Series I Preferred Stock is entitled to be calculated assuming a conversion price of $7.628 per share, which was the Minimum Price (as defined in Rule 5635 of the Rules of the Nasdaq Stock Market) applicable immediately before the execution and delivery of the Series I Purchase Agreement, subject to certain beneficial ownership limitations as set forth in the Series I Certificate of Designations.

Notwithstanding the foregoing, the Company's ability to settle conversions using shares of common stock is subject to certain limitations set forth in the Series I Certificate of Designations. Further, the Series I Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series I Preferred Stock under the Series I Certificate of Designations.

The Series I Certificate of Designations includes certain Triggering Events, including, among other things, the Company's failure to pay any amounts due to the holders of the Series I Preferred Stock when due. In connection with a Triggering Event, each holder of Series I Preferred Stock will be able to require the Company to redeem in cash any or all of the holder's Series I Preferred Stock at a premium set forth in the Series I Certificate of Designations.

The Company is subject to certain affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends (other than dividends pursuant to the Series I Certificate of Designations), distributions or redemptions, and the transfer of assets, among other matters. In addition, the Company is required to maintain at all times unencumbered, unrestricted cash and cash equivalents on hand in amount equal to at least 50% of the aggregate Stated Value of the outstanding shares of Series I Preferred Stock then outstanding.

The Series I Warrants are exercisable for shares of common stock immediately, at an exercise price of $8.00 per share and expire five years from the date of issuance. The exercise price of each Series I Warrant is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like and dilutive issuances (in each case, subject to certain exceptions).

Summary of Cash Flows

The following table summarizes the Company's cash flows:

| | For the Years Ended December 31, | |
	2025	2024
Cash Flows:		
Net cash used in operating activities	$ (7,695,572)	$ (13,315,402)
Net cash used in investing activities	$ (2,860,648)	$ (3,064,499)
Net cash used in financing activities	$ (551,875)	$ (10,860,809)

Operating Activities

During the year ended December 31, 2025, we used $7,695,572 in cash from operating activities, a decrease in use of $5,619,830 compared to the cash used in operating activities of $13,315,402 during the year ended December 31, 2024. During the year ended December 31, 2025, the Company recognized net loss after non-cash adjustments of $7,253,585, a $2,278,201 improvement compared with a $9,531,786 adjusted net loss during the same period in 2024. During the year ended December 31, 2025, cash used in inventory was $0 as compared to $1,794,806 for the same period in 2024, a decrease of $1,1794,806, mainly due to the temporary pause on procurement of material and manufacturing activities while re-engineering the Vanish. For the year ended December 31, 2025, cash used in accrued expenses and other current liabilities was $317,227 as compared to $1,149,677 for the same period in 2024, a decrease of $832,450, mainly due to the Company not purchasing inventory related to the Vanish and a decrease in headcount due to the Company's 2024 internal restructuring.

Our ability to generate cash from operations in future periods will depend in large part on completing our re-engineering of the Vanish product and being able to market the Vanish again to generate revenue and our ability to manage other areas of working capital.

Investing Activities

During the year ended December 31, 2025, we used $2,860,648 in cash from investing activities, a decrease of $203,851 compared to the cash used in investing activities during the year ended December 31, 2024. We used $31,500,546 to invest in marketable securities and received $32,739,898 in proceeds from the sale of marketable securities, as compared to $68,997,205 to invest in marketable securities and received $66,132,029 in proceeds from the sale of marketable securities during the year ended December 31, 2024. The Company purchased $4,100,000 in digital assets during the year ended December 31, 2025, as compared to $0 during the year ended December 31, 2024.

Financing Activities

During the year ended December 31, 2025, we used cash of $551,875 in financing activities as compared to $10,860,809 of cash used in financing activities for the year ended December 31, 2024, a decrease of $10,308,934. The decrease in cash used was due to cash redemptions of the Series H-7 Preferred Stock of $7,881,528 in 2025, a decrease of $2,317,401 as compared to 2024 and proceeds of $6,314,297 and $1,015,356 from the sale of Series I Preferred Stock and exercise of Series H-7 Preferred warrants, respectively, during the year ended December 31, 2025 as compared to $0 and $0, respectively, during the year ended December 31, 2024.

Known Trends, Events, and Uncertainties

The emergence and effects of public health crises, such as pandemics and epidemics, along with geopolitical conflicts, including the consequences of the ongoing war between Russia and Ukraine and between Israel and various factors in the Middle East, including related sanctions and countermeasures, are difficult to predict, and could adversely impact geopolitical and macroeconomic conditions, the global economy, and contribute to increased market volatility, which may in turn adversely affect our business and operations.

Other than as discussed above and elsewhere in this report, we are not aware of any trends, events or uncertainties that are likely to have a material effect on our financial condition.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors.

Digital Assets

The Company accounts for its digital assets, which currently are comprised of various cryptocurrencies, as indefinite-lived intangible assets in accordance with ASC Topic 350-60, *"Intangibles – Goodwill and Other – Crypto Assets."* The Company has ownership of and control over its digital assets and may use third-party custodial services to secure it. The Company's digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at fair value.

The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820 based on quoted prices on the active exchange that the Company has determined is its principal market for such digital assets (Level 1 inputs). The Company determines the cost basis of digital assets using the specific identification of each unit received. Realized and unrealized gains and losses from changes in the fair value of digital assets are recognized in the consolidated statements of operations.

The Company purchases various digital assets for long-term investment. It intends to hold its digital assets for long-term gains and treats them as long-term capital assets for tax purposes. Unrealized gains/losses are treated as capital gains/losses for tax purposes. See Note 6. Digital Assets for additional information regarding the Company's purchases and sales of digital assets.

Fair Market Value

Digital assets are measured at their fair market values using the last close price of the day in the Coordinated Universal Time zone at each reporting period end on the balance sheet. The Company's digital assets are presented as current assets.

Fair Value of Financial Assets and Liabilities - Derivative Instruments

We measure the fair value of financial assets and liabilities in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain financial instruments and contracts, such as debt financing arrangements, the issuance of preferred stock with detachable common stock warrants features that are either i) not afforded equity classification, ii) embody risks not clearly and closely related to host contracts, or iii) may be net-cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value.

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, or date of modification, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Marcum LLP Dismissal

Based on information provided by Marcum LLP ("Marcum"), the Company's former independent registered public accounting firm, CBIZ CPAs P.C. ("CBIZ CPAs") acquired the attest business of Marcum, effective November 1, 2024. Marcum continued to serve as the Company's independent registered public accounting firm through April 10, 2025. On April 10, 2025, the Company terminated its relationship with Marcum as the Company's independent registered accounting firm and, with the approval of the Audit Committee of the Company's Board of Directors, engaged CBIZ CPAs as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

Prior to engaging CBIZ CPAs, the Company did not consult with CBIZ CPAs regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

The reports of Marcum regarding the Company's consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report for the fiscal year ended December 31, 2024 included an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2024 and 2023, and through April 10, 2025, the date of Marcum's termination, there were (a) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to such disagreement in its reports and (b) no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except for the material weakness in the Company's internal control over financial reporting due to: (i) the fact that the Company was unable to document, formalize, implement and revise where necessary controls, policies and procedure documentation to evidence a system of controls, inclusive of IT controls, including testing of such controls that is consistent with the Company's current personnel and available resources; (ii) the failure to document, maintain and test effective control activities over the Company's control environment, risk assessment, information technology and monitoring components; and (iii) the Company's insufficient segregation of duties, oversight of work performed and lack of compensating controls in the Company's finance and accounting functions, including, without limitation, the processing, review and authorization of all routine and non-routine transactions, due to limited personnel and resources, each as disclosed in the Company's Annual Report for the fiscal year ended December 31, 2024.

CBIZ CPAs P.C. Dismissal

Dismissal of Independent Registered Public Accounting Firm

On September 18, 2025, the Audit Committee of the Board of Directors (the "Committee") of the Company approved the dismissal of CBIZ CPAs P.C. ("CBIZ CPAs") as the Company's independent registered public accounting firm, effective as of the same date.

As previously disclosed in a Current Report on Form 8-K filed on April 11, 2025, on April 10, 2025, Marcum LLP was dismissed, and CBIZ CPAs was appointed, as the Company's independent registered public accounting firm. CBIZ CPAs did not issue any audit report during the period of its engagement.

From April 10, 2025 through September 18, 2025, the date of CBIZ CPAs' dismissal, there were (a) no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and CBIZ CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CBIZ CPAs, would have caused CBIZ CPAs to make reference to such disagreement in its reports, if such reports had been issued, and (b) no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except for the material weakness in the Company's internal control over financial reporting due to: (i) the fact that the Company was unable to document, formalize, implement and revise where necessary controls, policies and procedure documentation to evidence a system of controls, inclusive of IT controls, including testing of such controls that is consistent with the Company's current personnel and available resources; (ii) the failure to document, maintain and test effective control activities over the Company's control environment, risk assessment, information technology and monitoring components; and (iii) the Company's insufficient segregation of duties, oversight of work performed and lack of compensating controls in the Company's finance and accounting functions, including, without limitation, the processing, review and authorization of all routine and non-routine transactions, due to limited personnel and resources, each as disclosed in the Company's Annual Report for the fiscal year ended December 31, 2024.

The Company provided CBIZ CPAs with a copy of this Current Report on Form 8-K prior to its filing with the U.S. Securities and Exchange Commission (the "SEC") and requested that CBIZ CPAs furnish the Company with a letter addressed to the SEC, pursuant to Item 304(a)(3) of Regulation S-K, stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter, dated September 22, 2025, is filed as Exhibit 16.1 (which is incorporated by reference herein) to this Current Report on Form 8-K.

Appointment of New Independent Registered Public Accounting Firm

On September 19, 2025, the Committee engaged Stephano Slack LLC ("Stephano") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately. During the fiscal years ended December 31, 2024, and December 31, 2023, and the subsequent interim period through September 19, 2025, neither the Company nor anyone on its behalf has consulted with Stephano regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Stephano concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement," as defined in Item 304(a)(1)(iv) of Regulation S-K, or a "reportable event," as defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Executive Chairman concluded that, as of such date, our disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting discussed below. A material weakness is a significant deficiency or a combination of significant deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management's Report on Internal Control Over Financial Reporting

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 and concluded our internal control over financial reporting was not effective as of December 31, 2025, due to the fact that (i) we were unable to document, formalize, implement and revise where necessary controls, policies and procedure documentation to evidence a system of controls, inclusive of IT controls, including testing of such controls that is consistent with our current personnel and available resources; (ii) we failed to document, maintain and test effective control activities over our control environment, risk assessment, information technology and monitoring components; and (iii) we had insufficient segregation of duties, oversight of work performed and lack of compensating controls in our finance and accounting functions, including, without limitation, the processing, review and authorization of all routine and non-routine transactions, due to limited personnel and resources.

Planned Remediation of Material Weaknesses

Our management has been engaged in developing and implementing remediation plans to address the material weaknesses described above. Until we have sufficient technical accounting resources, we have engaged external consultants to provide support and to assist us in our evaluation of more complex applications of GAAP to aid in the remediation efforts of the material weakness.

We continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weaknesses. As we continue to evaluate, and work to improve, our internal control over financial reporting, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary.

Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The following table sets forth certain information regarding our Directors and Executive Officers. The age of each Director and Executive Officer listed below is given as of March 30, 2026.

Name	Age	Position
Joshua Silverman	54	Chairman of the Board, Chief Executive Officer
Joseph Ramelli	57	Chief Financial Officer
Gilbert Villarreal	60	President of AYRO Operating Company, Inc.
Non-Employee Directors		
Sebastian Giordano	67	Director
Greg Schiffman	67	Director
Zvi Joseph	58	Director
Wayne R. Walker	65	Director

The following sets forth biographical information and the qualifications and skills for each director nominee:

Joshua Silverman. Mr. Silverman has been our director since May 28, 2020, and currently serves as our Chief Executive Officer and Chairman. Prior to his appointment to such positions Mr. Silverman served as the Company's interim principal financial officer and principal accounting officer until August 2025. Prior to the Merger, Mr. Silverman had served as a member of the DropCar Board of Directors since the 2018 Merger (as defined below). Mr. Silverman currently serves as the managing member of Parkfield Funding LLC. Mr. Silverman was the co-founder of, and was previously a principal and managing partner of, Iroquois Capital Management, LLC ("Iroquois"), an investment advisory firm. From its inception in 2003 until July 2016, Mr. Silverman served as co-chief investment officer of Iroquois. While at Iroquois, he designed and executed complex transactions, structuring and negotiating investments in both public and private companies, and was often called upon by such companies to solve inefficiencies relating to corporate structure, cash flow, and management. From 2000 to 2003, Mr. Silverman served as co-chief investment officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as assistant press secretary to the President of the United States. Mr. Silverman currently serves as a director of Q/C Technologies, Inc. (NASDAQ: QCLS), Pharmacyte, Inc. (NASDAQ: PMCB), Synaptogenix, Inc. (NASDAQ: SNPX) and Petros Pharmaceutical, Inc. (NASDAQ: PTPI), all of which are public companies. He previously served as a director of National Holdings Corporation from July 2014 through August 2016 and as a director of Marker Therapeutics, Inc. from August 2016 until October 2018. Mr. Silverman received his B.A. from Lehigh University in 1992. Mr. Silverman's qualifications to sit on the Board include his experience as an investment banker, management consultant and director of numerous public companies.

Joseph Ramelli. Mr. Ramelli was appointed Chief Financial Officer in August 2024. Mr. Ramelli has nearly 30 years of experience in the Biotechnology, Biopharmaceutical and Financial Services industries. He is a seasoned investor and consultant who specializes in business strategic planning and development, capital raising, talent acquisition, and corporate governance. Mr. Ramelli is currently an investor and strategic advisor with Ramelli Asset Management. Since 2023, Mr. Ramelli has also served as the Vice President of Business Development at Origin Agritech Ltd. Previously, Mr. Ramelli served as Interim Chief Financial Officer from 2020 to 2021 and was a founding member of ValenzaBio, a privately held biopharmaceutical company, where he established and grew all the finance functions of the company. He also served as Chief Executive Officer of Marina Biotech from 2016 to 2018 where he helped close a business development deal to keep the company afloat and negotiated and closed merger to navigate the company out of bankruptcy and forge a successful path forward. Mr. Ramelli also has over 15 years of experience in varied roles at investment firms. Mr. Ramelli graduated from the University of California, Santa Barbara with a B.A. in Business Economics.

Gilbert Villarreal. Mr. Villarreal was appointed to the position of President of the Company's subsidiary, AYRO Operating Company, Inc., effective as August 21, 2024, and previously served as a former consultant to the Company. Mr. Villarreal has over 32 years of wide manufacturing experience that spreads from Aerospace, Automotive, and Marine industries. As an industrialist with a diverse portfolio, Mr. Villarreal has successfully restructured companies in both the automotive and marine yacht building industries. Mr. Villarreal is the co-founder and chief executive officer of VLF Automotive LLC. Mr. Villarreal is also the founder of GLV Ventures, a leader in the design and production of a variety of vehicles including electric vehicles. The Company is known for its advanced manufacturing in a timely, cost-effective manner. Founded by Mr. Villarreal, GLV Ventures has operated in the space for 25 years. GLV and its affiliate, EVESSA, are Tier 1 consulting and manufacturing companies that have produced electric vehicles and non-electric vehicles for several of the leading OEMs and Fortune 100 companies. Mr. Villarreal is a former United States Marine and holds a B.A. in Business Administration. After serving active duty in the Marine Air Wing as an Aircraft Aviation Specialist on numerous Naval aircraft, Mr. Villarreal continued his career in aerospace with the Boeing Aircraft Company on the 767 and 747 aircraft production lines in Everett, Washington. After 10 years in Aerospace manufacturing, Mr. Villarreal transitioned into the automotive and marine industries with UTA "United Technologies Automotive" with The Becker Group, and as the chief executive officer with Acord Incorporated, a leader in automotive interior trim systems and chief executive officer of Concorde Marine, a luxury yacht manufacturer in Washington State.

Sebastian Giordano. Mr. Giordano served as a member of the DropCar Board of Directors since the completion of the business combination with DropCar, Inc. ("Private DropCar") and DC Acquisition Corporation, pursuant to which Private DropCar became a wholly owned subsidiary of WPCS International Incorporated ("WPCS"), which then changed its name to DropCar on January 30, 2018 (the "2018 Merger"), and, prior to that time, served as a director of WPCS since February 2013, and has continued to serve as a director of the Company following the Merger. Mr. Giordano served as the Interim Chief Executive Officer of WPCS from August 2013 until April 25, 2016, when the interim label was removed from his title. He served as the Chief Executive Officer of WPCS since such time through the closing of the 2018 Merger. Mr. Giordano has served as Chairman and Chief Executive Officer of Transportation and Logistics Systems, Inc. (OTC PINK: TLSS) since January 2022. Since 2002, Mr. Giordano has been Chief Executive Officer of Ascentaur, LLC, a business consulting firm providing comprehensive strategic, financial and business development services to start-up, turnaround and emerging growth companies. From 1998 to 2002, Mr. Giordano was Chief Executive Officer of Drive One, Inc., a safety training and education business. From 1992 to 1998, Mr. Giordano was Chief Financial Officer of Sterling Vision, Inc., a retail optical chain. Mr. Giordano received B.B.A. and MBA degrees from Iona College. Mr. Giordano's qualifications to sit on the Board include his broad management experience, including having served as Chief Executive Officer of WPCS.

Greg Schiffman. Mr. Schiffman served as a member of the DropCar Board of Directors since the closing of the 2018 Merger, and has continued to serve as a director of the Company following the Merger. Mr. Schiffman previously served as Chief Financial Officer of Absci Corporation from April 2020 until his retirement in August 2023. He previously served as the Chief Financial Officer of Vineti, Inc. from October 2017 through April 2018. He also previously served as the Chief Financial Officer of each of Iovance Biotherapeutics (formerly Lion Biotechnologies), from October 2016 through June 2017, Stem Cells, Inc., from January 2014 through September 2016, Dendreon Corporation, from December 2006 through December 2013, and Affymetrix Corporation, from August 2001 through November 2006. In November 2014, Dendreon Corporation filed for Chapter 11 bankruptcy protection. He previously served on the board of directors of Nanomix Corporation (OTCQB: NNMX) through April 2025 and currently serves on the board of directors for BioEclipse Therapeutics, Inc. and Eido Bio. Mr. Schiffman holds a B.S. in Accounting from DePaul University and an MM (MBA) from Northwestern University Kellogg Graduate School of Management. Mr. Schiffman's qualifications to sit on the Board include his financial background, business experience and education.

Zvi Joseph. Mr. Joseph served as a member of the DropCar Board of Directors since the closing of the 2018 Merger, and has continued to serve as a director of the Company following the Merger. He has served as Deputy General Counsel of Amdocs Limited, a publicly traded corporation that provides software and services to communications and media companies, since October 2005. He received his A.A.S. in Business Administration from Rockland Community College, his B.A. in Literature from New York University and his J.D. from Fordham University School of Law. He also holds a Certificate in Business Excellence from Columbia University School of Business and a Corporate Director Certificate, Corporate Governance, from Harvard Business School. Mr. Joseph is NACD Directorship Certified®. Mr. Joseph's qualifications to sit on the Board include his legal experience and education.

Wayne R. Walker. Mr. Walker has over 35 years of experience in corporate governance, turnaround management, corporate restructuring and bankruptcy matters. In 1998, Mr. Walker founded Walker Nell Partners, Inc., an international business consulting firm, and has served as its president from its founding to the present. Before founding Walker Nell Partners, Inc., Mr. Walker worked for 15 years at the DuPont Company in Wilmington, Delaware in the Securities and Bankruptcy group, where he worked in the Corporate Secretary's office and served as Senior Counsel. From 2018 to the present, Mr. Walker has served as a director of Wrap Technologies, Inc. (NASDAQ: WRAP), an innovator of modern policing solutions, where he also serves as Chair of the Nominating and Governance Committee and of the Compensation Committee. From 2018 to the present, Mr. Walker has served as a director of Pitcairn Company and as the Chair of its Compensation Committee. From 2013 to 2014, Mr. Walker served as Chairman of the Board of Directors of BridgeStreet Worldwide, Inc., a global provider of extended corporate housing. From 2016 to 2018, Mr. Walker served as Chairman of the Board of Directors of Last Call Operating Companies, an owner of various national restaurants. From 2013 to 2020, Mr. Walker served as Chairman of the Board of Trustees of National Philanthropic Trust, a public charity. From 2018 to 2020, Mr. Walker served as Vice President of the Board of Education of the City of Philadelphia. From 2020 to the present, Mr. Walker has served as a director of Petros Pharmaceuticals, Inc. (NASDAQ: PTPI), which focuses on men's health, where he also serves as Chair of the Nominating and

Governance Committee. Mr. Walker has also served on the board of directors for the following companies and foundations: Seaborne Airlines, Inc., Green Flash Brewery, Inc., and Eagleville Hospital and Foundation. Mr. Walker has a Doctor of Jurisprudence from Catholic University (Washington, DC) and a Bachelor of Arts from Loyola University (New Orleans). He is an attorney licensed by the State Bar of Georgia. He is a member of the State Bar Association of Georgia, American Bar Association, American Bankruptcy Institute and Turnaround Management Association. Mr. Walker's qualifications to sit on the Board include his business experience and his extensive board experience.

The Board regards all of the individuals above as competent professionals with many years of experience in the business community. The Board believes that the overall experience and knowledge of the members of Board will contribute to the overall success of our business.

There is no arrangement or understanding between any of the directors identified above and any other person pursuant to which he was selected as a director or director nominee. None of the directors or director nominees identified above is, or has been, a participant in any transaction involving the Company, and is not a participant in any proposed transaction with the Company, in each case, required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as described in "Certain Relationships and Related Person Transactions" herein.

StableX, with the oversight of the Board and its committees, operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. We regularly monitor developments in the area of corporate governance.

Corporate Code of Conduct and Ethics and Whistleblower Policy

We have adopted a Corporate Code of Conduct and Ethics and Whistleblower Policy (the "Code of Conduct") that applies to all of our associates, as well as each of our directors and certain persons performing services for us. The Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, protection and proper use of Company assets, government relations, compliance with laws, rules and regulations and the process for reporting violations of the Code of Conduct, employee misconduct, improper conflicts of interest or other violations. Our Code of Conduct is available on our website at *https://stablextechnologies.com/* in the "Committee Charters" section found under the "Corporate Governance" tab. We intend to disclose any amendments to, or waivers from, our Code of Conduct at the same web address provided above.

Board Composition

Our Amended and Restated Certificate of Incorporation, as amended (the "Charter"), and our Amended and Restated Bylaws, as amended ("Bylaws"), provide that our Board will consist of such number of directors as determined from time to time by resolution adopted by our Board. Any vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office. As of March 30, 2026, the Board consists of Joshua Silverman, Wayne R. Walker, Sebastian Giordano, Zvi Joseph, and Greg Schiffman.

Board Diversity

We have no formal policy regarding Board diversity. The Company values diversity on a Company-wide basis and seeks to achieve a mix of directors that represent a diversity of background and experience, including with respect to age, gender, race, ethnicity, and occupation. Although the Board does not establish specific goals with respect to diversity, the Board's overall diversity is a significant consideration in the director nomination process.

Director Independence

We are currently listed on the Nasdaq Capital Market and therefore rely on the definition of independence set forth in the Nasdaq Listing Rules ("Nasdaq Rules"). Under the Nasdaq Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based upon information requested from and provided by each director and director nominee concerning his background, employment, and affiliations, including family relationships, we have determined that our current directors Messrs. Giordano, Schiffman, Joseph, and Walker have no material relationship with us that would interfere with the exercise of independent judgment and are "independent directors" as that term is defined in the Nasdaq Listing Rules.

Board Committees, Meetings and Attendance

During the fiscal year ended December 31, 2025, the Board held 14 meetings. We expect our directors to attend Board meetings, meetings of any committees and subcommittees on which they serve, and each annual meeting of stockholders, either in person or by teleconference. During the fiscal year ended December 31, 2025, each director attended, either in person or telephonically, at least 75% of the aggregate Board meetings and meetings of committees on which he served during his tenure as a director or committee member, and none of our directors attended the Company's 2025 annual meeting of stockholders. The Board has adopted a policy under which each member of the Board is encouraged to attend each annual meeting of our stockholders.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. Currently, the Board has established an Audit Committee, a Compensation and Human Resources Committee and a Nominating and Corporate Governance Committee. Committee assignments are re-evaluated annually. Each of these committees operates under a charter that has been approved by our Board. The current charter of each of these committees is available on our website at https://stablextechnologies.com/ in the "Committee Charters" section under the "Corporate Governance" tab.

As of March 30, 2026, the following table sets forth the membership of each of the Board committees listed above.

Name	Audit Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee
Sebastian Giordano	Member		
Greg Schiffman	Chairman	Member	Chairman
Zvi Joseph	Member	Chairman	Member

Audit Committee

Our Audit Committee is responsible for, among other matters:

- approving and retaining the independent auditors to conduct the annual audit of our financial statements;
- reviewing the proposed scope and results of the audit;
- reviewing and pre-approving audit and non-audit fees and services;
- reviewing accounting and financial controls with the independent auditors and our financial and accounting staff;
- reviewing and approving transactions between us and our directors, officers and affiliates;
- recognizing and preventing prohibited non-audit services;
- establishing procedures for complaints received by us regarding accounting matters;
- overseeing internal audit functions, if any, and;
- preparing the report of the audit committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Our audit committee is composed of Greg Schiffman (chairman), Zvi Joseph, and Sebastian Giordano. Our Board has determined that Messrs. Schiffman, Joseph, and Giordano are independent in accordance with Nasdaq Rules and Rule 10A-3 under the Exchange Act. Our Board has also reviewed the education, experience, and other qualifications of each member of the Audit Committee. Based upon that review, our Board has determined that Greg Schiffman qualifies as an "audit committee financial expert," as defined by the rules of the SEC and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. During the year ended December 31, 2025, the Audit Committee held 4 meetings.

Compensation and Human Resources Committee

Our Compensation and Human Resources Committee is responsible for, among other matters:

- reviewing and approving the compensation arrangements for management, including the compensation for our chief executive officer;
- appointing, compensating, and overseeing the work of any compensation consultant, legal counsel, or other advisor retained by the Compensation and Human Resources Committee;

- establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;
- administering our incentive compensation plans;
- preparing the report of the Compensation and Human Resources Committee if such report is required by the SEC to be included in our annual meeting proxy statement or Annual Report on Form 10-K;
- reviewing and approving any employment agreements and any severance arrangements or plans;
- reviewing and approving employment benefit plans;
- reviewing director compensation for Board and committee services;
- reviewing the Company's diversity and inclusion initiatives; and
- reviewing the effectiveness of the Company's human resources and human capital management policies, practices, strategies, and goals.

Our Compensation and Human Resources Committee is composed of Greg Schiffman and Zvi Joseph (chairman). Our Board has determined that Messrs. Schiffman, and Joseph are independent in accordance with NASDAQ Rules. The Compensation and Human Resources Committee has the authority to delegate to subcommittees of the Compensation and Human Resources Committee any of the responsibilities of the full committee. The Compensation and Human Resources Committee may invite such members of management to its meetings as it deems appropriate. However, no officer may be present during Compensation and Human Resources Committee deliberations or voting at which his or her compensation is discussed or determined. During the fiscal year ended December 31, 2025, the Compensation and Human Resources Committee held 2 meetings. In the fiscal year ended December 31, 2025, the Company did not retain the services of any compensation consultants.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other matters:

- evaluating the current composition, organization, and governance of the Board and its committees, and making recommendations for changes thereto;
- reviewing each director and nominee annually;
- determining desired Board member skills and attributes and conducting searched for prospective members accordingly;
- evaluating nominees, and making recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs, proposal of the slate of directors for election to the Board, and the termination of membership of individual directors in accordance with the Board's governance principles;
- overseeing the process of succession planning for the chief executive officer and, as warranted, other senior officers of the Company;
- developing, adopting, and overseeing the implementation of a code of business conduct and ethics; and
- administering the annual Board performance evaluation process.

Our Nominating and Corporate Governance Committee is composed of Greg Schiffman (chairman) and Zvi Joseph. Our Board has determined that Messrs. Schiffman and Joseph are independent in accordance with Nasdaq Rules. During the fiscal year ended December 31, 2025, the Nominating and Corporate Governance Committee did not hold any meetings.

Director Nominations

Our Nominating and Corporate Governance Committee considers all qualified candidates identified by members of the Board, by senior management and by stockholders. The Nominating and Corporate Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of senior management. We did not pay fees to any third party to assist in the process of identifying or evaluating director candidates during the fiscal year ended December 31, 2025.

Our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board at our Annual Meeting. To recommend a nominee for election to the Board, a stockholder must submit his or her recommendation to our Secretary at our corporate offices at 1185 Avenue of the Americas, New York, New York 10036. Such nomination must satisfy the notice, information and consent requirements set forth in our Bylaws and must be received by us prior to the date set forth under "Submission of Future Stockholder Proposals" below. A stockholder's recommendation must be accompanied by the information with respect to stockholder nominees as specified in our Bylaws, including among other things, the name, age, address and occupation of the recommended person, the proposing stockholder's name and address, the ownership interests of the proposing stockholder and any beneficial owner on whose behalf the nomination is being made (including the number of shares beneficially owned, any hedging, derivative, short or other economic interests and any rights to vote any shares) and any material monetary or other relationships between the recommended person and the proposing stockholder and/or the beneficial owners, if any, on whose behalf the nomination is being made.

In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following factors:

- the appropriate size and diversity of our Board;
- our needs with respect to the particular knowledge skills and experience of nominees, including experience in corporate finance, technology, business, administration and sales, in light of the prevailing business conditions and the knowledge, skills, and experience already possessed by other members of the Board;
- experience with accounting rules and practices, and whether such a person qualifies as an "audit committee financial expert" pursuant to SEC rules; and
- balancing continuity of our Board with periodic injection of fresh perspectives provided by new Board members.

Our Board believes that each director should have a basic understanding of our principal operational and financial objectives and plans and strategies, our results of operations and financial condition and our relative standing in relation to our competitors.

In identifying director nominees, the Board will first evaluate the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service will be considered for re-nomination.

If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board will identify another nominee with the desired skills and experience described above. The Board takes into consideration the overall composition and diversity of the Board and areas of expertise that director nominees may be able to offer, including business experience, knowledge, abilities and customer relationships. Generally, the Board will strive to assemble a Board that brings to us a variety of perspectives and skills derived from business and professional experience as it may deem are in our and our stockholders' best interests. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Board Leadership Structure and Role in Risk Oversight

The positions of Chairman of the Board and principal executive officer ("PEO") are filled by the same individual. Mr. Silverman currently serves as our Chief Executive Officer, Chairman of the Board and our PEO. The Board acknowledges that there are different leadership structures that could allow it to effectively oversee the management of the risks relating to the Company's operations and believes its current leadership structure enables it to effectively provide oversight with respect to such risks. However, our Board believes the current structure provides an efficient and effective leadership model for the Company and that combining the Chairman of the Board and PEO roles fosters clear accountability, effective decision-making and alignment on corporate strategy. Moreover, the Board believes that its governance practices provide adequate safeguards against any potential risks that might be associated with having a combined Chairman and PEO.

- four of the five current directors of the Company are independent directors;
- all of the members of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are independent directors; and
- the Board and its committees remain in close contact with, and receive reports on, various aspects of the Company's management and enterprise risk directly from, the Company's senior management and independent auditors.

Our Audit Committee is primarily responsible for overseeing the Company's risk management processes on behalf of the full Board. The Audit Committee receives reports from management concerning the Company's assessment of risks. In addition, the Audit Committee reports regularly to the full Board, which also considers the Company's risk profile. The Audit Committee and the full Board focus on the most significant risks facing the Company and the Company's general risk management strategy. In addition, as part of its oversight of our Company's executive compensation program, the Compensation and Human Resources Committee considers the impact of such program, and the incentives created by the compensation awards that it administers, on our Company's risk profile. In addition, the Compensation and Human Resources Committee reviews all of our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to our Company. The Compensation and Human Resources Committee has determined that, for all employees, our compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Communications with Directors

The Board welcomes communication from our stockholders. Stockholders and other interested parties who wish to communicate with a member or members of our Board or a committee thereof may do so by addressing correspondence to the Board member, members or committee, c/o Secretary, StableX Technologies, Inc., 1185 Avenue of the Americas, New York, New York 10036. Our Secretary will review and forward correspondence to the appropriate person or persons.

All communications received as set forth in the preceding paragraph will be opened by our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Board or any group or committee of directors, our Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, our Board may consider approving a process for review, organization and screening of the correspondence by our Secretary or another appropriate person.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Involvement in Certain Legal Proceedings

None of our directors, director nominees or executive officers has been involved in any of the following events during the past ten years:

- any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
- any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
- being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; or
- being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There have been no material legal proceedings that would require disclosure under the federal securities laws that are material to an evaluation of the ability or integrity of our directors, director nominees or executive officers, or in which any director, director nominee, officer, nominee or principal stockholder, or any affiliate thereof, is a party adverse to us or has a material interest adverse to us.

Insider Trading Policy; Prohibition on Hedges and Pledges

We have an insider trading policy that prohibits our directors, executive officers, employees, independent contractors, consultants and their respective family members from the purchasing or selling our securities while being aware of material, non-public information about the Company as well as disclosing such information to others who may trade in securities of the Company. Our insider trading policy also prohibits our directors, executive officers, employees and their respective family members from engaging in hedging activities or other short-term or speculative transactions in the Company's securities such as short sales, options trading, holding the Company's securities in a margin account or pledging the Company's securities as collateral for a loan, without the advance approval of our Chief Financial Officer. Our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers and directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership of such ordinary shares with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. As a matter of practice, our legal team assists our officers and directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based solely on our review of the copies of such forms we have received, we believe that all required Section 16(a) reports were timely filed during our fiscal year ended December 31, 2025, except for the below.

On May 7, 2025, a Form 4 for Joseph Ramelli was filed late to report the grant of stock options on April 30, 2025.

Director Compensation

The following table sets forth summary information concerning the total compensation earned by the non-employee directors during the fiscal year ended December 31, 2025, for services to the Company:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Greg Schiffman	65,188	142,019	-	207,207
Sebastian Giordano	46,687	142,019	40,000	228,706
Zvi Joseph	58,186	142,019	-	200,205
George Devlin[2]	66,375	-	-	66,375
Wayne R. Walker	46,687	142,019	-	188,706

[1] Amounts reflect the full grant-date fair value of stock awards granted during the relevant fiscal year computed in accordance with ASC 718, rather than the amounts paid to or realized by the named individual. We provided information regarding the assumptions used to calculate the value of all stock awards and option awards made to our executive officers in Note 8 to the audited consolidated financial statements for the year ended December 31, 2025.

[2] George Devlin tendered his resignation as a member of the Board of the Company and as a member of all committees of the Board, effective September 2, 2025. In connection with Mr. Devlin's resignation, the Board approved a one-time payment to Mr. Devlin of $35,438, an amount equal to the director cash fees that would otherwise be owed to Mr. Devlin for his services as a director for the period beginning September 2025 through May 2026 pursuant to the Board's compensation policy.

ITEM 11. EXECUTIVE COMPENSATION.

As a smaller reporting company, we are permitted to provide a scaled executive compensation disclosure under Item 402(m)-(r) of Regulation S-K.

Compensation Philosophy and Process

The responsibility for establishing, administering and interpreting our policies governing the compensation and benefits for our executive officers and making compensation decisions with respect to such executive officers lies with our Compensation and Human Resources Committee. In the fiscal year ended December 31, 2025, the Company did not retain the services of any compensation consultants.

The goals of our executive compensation program are to attract, motivate and retain individuals with the skills and qualities necessary to support and develop our business within the framework of our size and available resources. In the fiscal year ended December 31, 2024, we designed our executive compensation program to achieve the following objectives:

● attract and retain executives experienced in developing and delivering products such as our own;

● motivate and reward executives whose experience and skills are critical to our success;

● reward performance; and

● align the interests of our executive officers and other key employees with those of our stockholders by motivating our executive officers and other key employees to increase stockholder value.

Summary Compensation Table

The following table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2025 and 2024 by (i) all individuals who served as our PEO during the fiscal year ended December 31, 2025, (ii) if applicable, our two most highly compensated executive officers, other than individuals who served as our PEO, who were serving as executive officers, as determined in accordance with the rules and regulations promulgated by the SEC, as of December 31, 2025, with compensation during the fiscal year ended December 31, 2025 of $100,000 or more, and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to clause (ii) but for the fact that such individuals were not serving as executive officers on December 31, 2025 (the individuals falling within categories (i), (ii) and (iii), the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [1]	Option Awards ($) [1]	All other compensation ($)	Total ($)
Joshua Silverman [2]	2025	300,000	-	-	1,378,206	-	1,678,206
Chief Executive Officer (Principal Executive Officer)	2024	280,000	-	180,132	-	-	460,132
Gilbert Villareal [3]	2025	240,000	-	-	46,321	1,294,975	1,341,296
President of Ayro Operating Company, Inc.	2024	80,000	-	-	-	394,042	474,042
Joseph Ramelli [4]	2025	120,000	-	-	23,159	-	143,159
Chief Financial Officer	2024	40,000	-	-	-	-	40,000

[1]   The dollar amounts in this column represent the aggregate grant date fair value of stock and option awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. These amounts reflect the accounting value of the awards at the date of grant and do not represent amounts actually realized by the named executive officer.

[2]   On March 1, 2024, in connection with Mr. Silverman's appointment to the position of Interim Principal Financial Officer and Principal Accounting Officer and Mr. Silverman's service as the Company's Executive Chairman and Principal Executive Officer, the Board increased Mr. Silverman's annual cash compensation to $280,000, effective as of December 1, 2023. Since the appointment of Mr. Ramelli to the position of Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer, effective as of August 21, 2024, Mr. Silverman no longer serves the position of Interim Principal Financial Officer or Principal Accounting Officer.

On December 2, 2024, the Company granted Mr. Silverman 15,214 shares of restricted common stock pursuant to the Company's equity incentive plan in connection with his service as Chairman of the Board. The shares vested immediately upon grant.

On August 14, 2025, in connection with Mr. Silverman's position as Chief Executive Officer, the Board increased Mr. Silverman's annual cash compensation to $300,000, effective January 1, 2025.

[3]   Mr. Villarreal was appointed to the position of President of the Company's subsidiary, AYRO Operating Company, Inc., effective as August 21, 2024.

[4]   Mr. Ramelli was appointed Chief Financial Officer on August 21, 2024.

Narrative Disclosure to Summary Compensation Table

The material terms of the employment agreements with the Named Executive Officers of the Company are summarized below.

Executive Employment Agreement with Joshua Silverman

On August 14, 2025, the Company entered into an Executive Compensation Agreement with Mr. Silverman in connection with his appointment as Chief Executive Officer. The agreement provides for an annual base salary of $300,000, effective January 1, 2025, and eligibility to participate in the Company's annual performance bonus program. Mr. Silverman is also eligible to receive equity awards under the Company's long-term incentive plan, including annual equity awards with a target grant date fair value equal to 300% of his base salary, with the terms of such awards to be determined by the Board of Directors or the Compensation Committee. He is not entitled to separate compensation for service as a director.

Mr. Silverman is also eligible to participate in the Company's employee benefit plans available to senior executives generally, including medical, dental, vision, life insurance and 401(k) benefits, and is entitled to reimbursement of reasonable business expenses. In addition, he is entitled to five weeks of annual vacation and two weeks of paid sick leave, subject to Company policy.

If Mr. Silverman's employment is terminated by the Company without cause or by him for good reason, he is entitled to accrued compensation, severance equal to two times the sum of his base salary and prorated target bonus for the year of termination, payable over 24 months, and accelerated vesting of outstanding unvested equity awards, subject to his execution and non-revocation of a release of claims. If such termination occurs in connection with a change in control, the severance multiple increases to three times that amount and is payable in a lump sum. The agreement also provides for certain benefits in the event of death or disability, including accelerated vesting of equity awards.

On October 31, 2025, the Company granted Mr. Silverman options to purchase 220,513 shares of common stock at an exercise price of $6.25 per share. The grant date fair value of the options, calculated in accordance with ASC 718, was $1,378,206. Seventy-five percent of the options vested immediately and the remaining 25% vested on December 31, 2025.

Consulting Agreement with Joseph Ramelli

On August 20, 2024, the Company entered into a consulting agreement with Joseph Ramelli in connection with his engagement as Chief Financial Officer. Pursuant to the agreement, Mr. Ramelli provides services to the Company as Chief Financial Officer and reports to the Company's Board of Directors or such other representatives as the Company may designate.

Under the agreement, Mr. Ramelli receives consulting fees of $10,000 per month, payable semi-monthly in accordance with the Company's normal payroll practices. Mr. Ramelli may also be eligible to receive equity awards under the Company's long-term incentive plan, subject to approval by the Board of Directors.

Mr. Ramelli serves as an independent contractor and is not eligible to participate in the Company's employee benefit plans. The consulting agreement may be terminated by either party at any time, with or without notice, and without further obligation or liability other than payment of fees earned through the termination date.

On April 30, 2025, the Company granted Mr. Ramelli options to purchase 4,688 shares of common stock at an exercise price of $8.08 per share. The grant date fair value of the options, calculated in accordance with ASC 718, was $23,159. The options were fully vested and exercisable on the date of grant.

Appointment of Gilbert Villarreal

On August 21, 2024, Gilbert Villarreal was appointed to the position of President of the Company's subsidiary, Ayro Operating Company, Inc. ("Operating Subsidiary"), effective as August 21, 2024. In connection with Mr. Villarreal's appointment, Mr. Villarreal is entitled to compensation of $30,000 per month, which may be increased to $50,000 per month if Mr. Villarreal is requested to work on the reengineering of the Company's product, the Vanish.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2025:

Named Executive Officer	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price($)	Option expiration date	Number of shares or units of stock that have not yet vested (#)	Market value of shares or units of stock that have not vested($)
Joshua Silverman Executive Chairman, Chief Executive Officer...............	220,513	-	6.25	2035	-	$ -
Joseph Ramelli Chief Financial Officer...	4,688	-	8.08	2035	-	$ -
Gilbert Villareal President of Ayro Operating Company, Inc....................	9,375	-	8.08	2035	-	$ -

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Security Ownership of Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of our voting securities as of March 30, 2026 by:

- each person known by us to beneficially own more than 5.0% of our voting securities;
- each of our directors and nominees;
- each of our Named Executive Officers; and
- all of our directors and executive officers as a group.

The percentages of voting securities beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Shares of Common Stock beneficially owned and the respective percentages of beneficial ownership of Common Stock assumes the exercise of all options, warrants and other securities convertible into Common Stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the Record Date subject to any applicable beneficial ownership blockers. Except as indicated in the footnotes to this table, to our knowledge and subject to community property laws where applicable, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned and each person's address is c/o StableX Technologies, Inc., 1185 Avenue of the Americas, New York, New York 10036.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned [1]	Percentage of Class [1]	Number of Shares of Series H-6 Preferred Stock Beneficially Owned [1]	Percentage of Class [1]	Number of Shares of Series H-7 Preferred Stock Beneficially Owned [1]	Percentage of Class [1]	Number of Shares of Series I Preferred Stock Beneficially Owned [1]	Percentage of Class [1]
5% Stockholders								
Alpha Capital Anstalt [2] ...	76,469	4.99%	-	-	-	-	1,500	21.43%
Iroquois Capital Management L.L.C. [3]	157,781	9.99%	50	100%	829.4	100%	2,850	40.71%
The Hewlett Fund LP [4] ...	76,469	4.99%	-	-	-	-	500	7.14%
Mainfield Enterprises, Inc. [5]	76,469	4.99%	-	-	-	-	1,000	14.29%
Named Executive Officers and Directors								
Sebastian Giordano [6]	24,492	1.66%	-	-	-	-	-	-
Wayne R. Walker [7]	24,095	1.63%	-	-	-	-	-	-
Zvi Joseph [8]	24,294	1.64%	-	-	-	-	-	-
Joshua Silverman [9]	223,604	13.33%	-	-	-	-	-	-
Greg Schiffman [10]	24,445	1.65%	-	-	-	-	-	-
Gilbert Villarreal...............	-	-	-	-	-	-	-	-
Joseph Ramelli [11]	4,688	*	-	-	-	-	-	-
All directors and executive officers as a group (7 persons)	325,618	18.32%	-	-	-	-	-	-

[1] Percentage of Common Stock ownership is based on (i) 1,455,975 shares of Common Stock issued and outstanding as of March 30, 2026, (ii) 50 shares of Series H-6 Preferred Stock, (iii) 829.4 shares of Series H-7 Preferred Stock and (iv) 7,000 shares of Series I Preferred Stock issued and outstanding as of March 30, 2026.

[2] Based on certain information made available to the Company. Includes (i) warrants to purchase up to 1,791,071 shares of Common Stock exercisable within 60 days of March 30, 2026 (subject to a 4.99% beneficial ownership blocker), and (ii) 187,500 shares of Common Stock issuable upon conversion of 1,500 shares of Series I Preferred Stock (subject to a 4.99% beneficial ownership blocker).

The shares are held by Alpha Capital Anstalt ("Alpha"). Each of Nicola Feuerstein and Konrad Ackermann, as directors of Alpha, have voting and dispositive control with respect to the securities reported herein. As such, Nicola Feuerstein and Konrad Ackermann may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of the securities held by Alpha. The address of Alpha is Altenbach 8, FL-9490 Vaduz, Furstentums, Liechtenstein.

(3) Based on a Schedule 13G/A jointly filed on August 14, 2025, by Richard Abbe ("Mr. Abbe"), Kimberly Page ("Ms. Page") and Iroquois Capital Management L.L.C. and on certain information made available to the Company.

Shares beneficially owned by Iroquois Capital Investment Group LLC ("ICIG") include (i) 22,342 shares of Common Stock, (ii) warrants exercisable within 60 days of the March 30, 2026 to purchase up to 3,142,372 shares of Common Stock (subject to a 9.99% beneficial ownership blocker), (iii) 17 shares of Series H-6 Preferred Stock, convertible into up to 14 shares of Common Stock within 60 days of March 30, 2026 (subject to a 9.99% beneficial ownership blocker), (iv) 514.15 shares of Series H-7 Preferred Stock, convertible within 60 days of March 30, 2026 into up to 83,017 shares of Common Stock (subject to a 9.99% beneficial ownership blocker), and (v) 137,500 shares of Common Stock issuable upon conversion of 1,100 shares of Series I Preferred Stock (subject to a 9.99% beneficial ownership blocker).

Shares beneficially owned by Iroquois Master Fund Ltd. ("IMF") include (i) 12,030 shares of Common Stock, (ii) warrants exercisable within 60 days of March 30, 2026 to purchase up to 1,869,100 shares of Common Stock (subject to a 9.99% beneficial ownership blocker), (iii) 33 shares of Series H-6 Preferred Stock, convertible into up to 27 shares of Common Stock within 60 days of March 30, 2026 (subject to a 9.99% beneficial ownership blocker), (iv) 966.66 shares of Series H-7 Preferred Stock, convertible within 60 days of March 30, 2026 into up to 156,081 shares of Common Stock (subject to a 9.99% beneficial ownership blocker), and (v) 29,216 shares of Common Stock issuable upon conversion of 1,750 shares of Series I Preferred Stock (subject to a 4.99% beneficial ownership limitation).

Mr. Abbe exercises sole voting and dispositive power over the shares held by ICIG and shares voting and dispositive power over the shares held by IMF with Ms. Page. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the warrants and shares of preferred stock (each subject to certain beneficial ownership blockers) held by ICIG and IMF and Ms. Page may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the warrants and shares of preferred stock (each subject to certain beneficial ownership blockers) held by IMF.

(4) Based on certain information made available to the Company. The Hewlett Fund LP ("Hewlett") is the beneficial owner of (i) warrants to purchase up to 780,555 shares of Common Stock exercisable within 60 days of March 30, 2026 (subject to a 4.99% beneficial ownership blocker), and (ii) 62,500 shares of Common Stock issuable upon conversion of 500 shares of Series I Preferred Stock (subject to a 4.99% beneficial ownership blocker).

The shares are held by Hewlett. Martin Chopp, as General Partner of Hewlett, has voting and dispositive power over the securities held by Hewlett. As such, Mr. Chopp may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of the securities held by Hewlett. Hewlett's address is 100 Merrick Road, Suite 400W, Rockville Centre, NY 11570.

(5) Based on certain information made available to the Company. Mainfield Enterprises Inc. ("Mainfield") is the beneficial owner of (i) warrants to purchase up to 1,368,913 shares of Common Stock exercisable within 60 days of March 30, 2026 (subject to a 4.99% beneficial ownership blocker), and (ii) 125,000 shares of Common Stock issuable upon conversion of 1,000 shares of Series I Preferred Stock (subject to a 4.99% beneficial ownership blocker).

The shares are held by Mainfield. Raz Steinmetz has voting and dispositive power over the securities held by Mainfield. As such, Mr. Steinmetz may be deemed to be the beneficial owner (as determined under Section 13(d) of the Exchange Act) of the securities held by Mainfield. Mainfield's address is Ariel House, 74 Charlotte Street, London W1T4QJ, United Kingdom.

(6) Mr. Giordano's total includes (i) 888 shares of Common Stock, (ii) 881 shares of Common Stock issuable upon the settlement of vested restricted stock units and (iii) 22,723 shares of Common Stock issuable upon exercise of certain stock options.

(7) Mr. Walker's total includes (i) 491 shares of Common Stock, (ii) 881 shares of Common Stock issuable upon the settlement of vested restricted stock units and (iii) 22,723 shares of Common Stock issuable upon exercise of certain stock options.

(8) Mr. Joseph's total includes (i) 690 shares of Common Stock, (ii) 881 shares of Common Stock issuable upon the settlement of vested restricted stock units and (iii) 22,723 shares of Common Stock issuable upon exercise of certain stock options.

(9) Mr. Silverman's total includes (i) 1,549 shares of Common Stock, (ii) 1,542 shares of Common Stock issuable upon the settlement of vested restricted stock units and (iii) 220,513 shares of Common Stock issuable upon exercise of certain stock options.

(10) Mr. Schiffman's total includes (i) 841 shares of Common Stock, (ii) 881 shares of Common Stock issuable upon the settlement of vested restricted stock units, and (iii) 22,723 shares of Common Stock issuable upon exercise of certain stock options.

(11) Mr. Ramelli's total includes 4,688 shares of Common Stock issuable upon the settlement of vested restricted stock units.

Securities Authorized for Issuance Under Existing Equity Compensation Plan

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2025, with respect to our equity compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders: StableX Technologies Long-Term Incentive Plan (Options)[1]	325,468	$ 6.33	92
Equity compensation plans not approved by security holders: 2017 LTIP (Options)[2]	-	-	-
Equity compensation plans approved by security holders: 2014 DropCar (Options)[3]	422	3,241	-
Other equity compensation plans not approved by security holders	-	-	-
Total	325,890	$ 10.52	92

[1] Represents 325,468 shares of common stock issuable upon exercise of options under the StableX Technologies, Inc. Long-Term Incentive Plan, as amended.

[2] Represents shares of common stock issuable upon exercise of options under the AYRO, Inc. 2017 Long Term Incentive Plan adopted by AYRO Operating prior to the Merger (as amended, "2017 LTIP," or "AYRO Operating Equity Plan").

[3] Represents shares of common stock issuable upon exercise of options under the DropCar Amended and Restated 2014 Equity Incentive Plan (as amended, "2014 DropCar").

For a description of these plans, See Note 8 to our 2025 Consolidated Financial Statements included in this Annual Report on Form 10-K for the year ended December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

SEC rules require us to disclose any transaction or currently proposed transaction in which we are a participant and in which any related person has or will have a direct or indirect material interest involving an amount that exceeds the lesser of $120,000 or one percent (1%) of the average of the Company's total assets as of the end of the last two completed fiscal years. A related person is any executive officer, director, nominee for director, or holder of 5% or more of the Company's Common Stock, or an immediate family member of any of those persons.

Beginning August 2024, Gilbert Villarreal, the president of AYRO Operating Company, Inc., through GLV Ventures and Electric Power, entities owned and controlled by Mr. Villarreal, has been providing consulting services to the Company in connection with the reengineering of the Company's Vanish at a rate of $30,000 per month. During the year ended December 31, 2025, the Company has paid Mr. Villarreal an aggregate of $1,534,975 for such services performed, which is in addition to the compensation paid to Mr. Villarreal as President of AYRO Operating Company, Inc.

August 2025 Private Placement

On August 4, 2025, the Company entered into a Securities Purchase Agreement (the "Series I Purchase Agreement") with certain accredited investors, pursuant to which it agreed to sell (i) an aggregate of 7,000 shares of the Company's newly-designated Series I Preferred Stock, with a par value of $0.0001 per share and a stated value of $1,000 per share ("Stated Value"), initially convertible into up to 875,000 shares of the Company's common stock at an initial conversion price of $8.00 per share pursuant to the Certificate of Designations of the Series I Preferred Stock (the "Series I Certificate of Designations") and (ii) warrants to acquire up to an aggregate of 875,000 shares of common stock (the "Series I Warrants") at an exercise price of $8.00 per share (collectively, the "Private Placement"). The closing of the Private Placement occurred on August 8, 2025. The aggregate gross proceeds from the Private Placement were $7,000,000. In connection with the Private Placement, the Company received investments of (i) $2,825,000 from affiliates of Mr. Abbe and Iroquois Capital Management L.L.C., (ii) $1,500,000 from Alpha Capital Anstalt, (iii) $1,000,000 from Mainfield Enterprises, and (iv) $500,000 from The Hewlett Fund LP, each of whom is the beneficial owner of 5.0% or more of our voting securities.

Employment Agreements

We have employment agreements with certain of our executive officers as discussed under the heading, Item 11. "Executive Compensation."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The Company's independent registered public accounting firm is Stephano Slack LLC (PCAOB Firm ID No.: 3523) located in Wayne, Pennsylvania. Stephano Slack LLC was engaged during the third quarter of 2025 and served as the Company's independent registered public accounting firm for the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2025.

Fees Paid to Stephano Slack LLC

The following table sets forth the aggregate fees billed by Stephano Slack LLC for professional services rendered for the fiscal years ended December 31, 2025 and 2024.

Services	2025	2024
Audit fees	$ 57,737	$ -
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$ 57,737	$ -

Audit Fees

Audit fees consist of fees billed for professional services rendered for the audit of the Company's annual consolidated financial statements for the fiscal year ended December 31, 2025, the review of the Company's financial statements for the quarter ended September 30, 2025, and services that are normally provided by the independent registered public accounting firm in connection with the statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policy

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. All services provided by the independent registered public accounting firms during the fiscal years ended December 31, 2025 and December 31, 2024 were approved by the Audit Committee in accordance with this policy.

PART IV

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements:

(2) Financial Statement Schedules:

None. Financial statement schedules have not been included because they are not applicable, or the information is included in the consolidated financial statements or notes thereto.

(3) Exhibits:

See "Index to Exhibits" for a description of our exhibits.

ITEM 16. FORM 10-K SUMMARY.

Not applicable.

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization by and among DropCar, Inc., ABC Merger Sub, Inc. and AYRO, Inc. dated December 19, 2019 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2019)
2.2	Asset Purchase Agreement, by and among DropCar, Inc., DropCar Operating Company, Inc., DC Partners Acquisition, LLC, Spencer Richardson and David Newman, dated December 19, 2019 (incorporated by reference to Exhibit 2.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2019)
2.3	Amendment to Asset Purchase Agreement, by and among DropCar, Inc., DropCar Operating Company, Inc., DC Partners Acquisition, LLC, Spencer Richardson and David Newman, dated May 28, 2020 (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.1	Amended and Restated Certificate of Incorporation, effective May 28, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective May 28, 2020 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective September 15, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023)
3.1.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective September 15, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023)
3.1.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of AYRO, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2025).
3.1.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of AYRO, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2025).
3.1.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation of StableX Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2025).
3.2	Certificate of Designations of Series H-7 Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on November 20, 2023)
3.2.1	Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock of AYRO, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2024).
3.2.2	Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
3.2.3	Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2.3 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025).

Exhibit No.	Description
3.2.4	Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock of AYRO, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2025).
3.3	Amended and Restated Bylaws, effective May 28, 2020 (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.3.1	First Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2020)
3.3.2	Second Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2021)
3.3.3	Third Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
3.4	Certificate of Designations, Preferences and Rights of the Series H Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 30, 2015 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2015)
3.5	Certificate of Designations, Preferences and Rights of the Series H-3 Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on March 30, 2017 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2017).
3.6	Certificate of Designations, Preferences and Rights of the Series H-6 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2020).
3.7	Certificate of Designations of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2025).
3.8	Form of Certificate of Designations of Series I Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2025).
4.1	Form of Warrant issued in connection with the August 2023 Offering (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
4.2	Rights Agreement, dated as of July 31, 2025, between AYRO, Inc. and Equiniti Trust Company LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2025).
4.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).
4.4	Form of Consulting Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).
4.5	Form of Omnibus Amendment (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2025).
4.6**	Description of Capital Stock.
10.1†	StableX Technologies, Inc. 2020 Long-Term Equity Incentive Plan (formerly the AYRO, Inc. Long-Term Incentive Plan) (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 3, 2020)

Exhibit No.	Description
10.1.1†	First Amendment to the StableX Technologies, Inc. 2020 Long-Term Incentive Plan, dated December 17, 2020 (formerly the AYRO, Inc. Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2020)
10.1.2†	Second Amendment to the StableX Technologies, Inc. 2020 Long-Term Incentive Plan, dated September 14, 2023 (formerly the AYRO, Inc. Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023).
10.1.3	Third Amendment to the StableX Technologies, Inc. Long-Term Incentive Plan (formerly the AYRO, Inc. 2020 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 31, 2024).
10.1.4	Fourth Amendment to the StableX Technologies, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2025).
10.2†	Form of ISO Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.3†	Form of NQSO Award Agreement (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.4†	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.5†	AYRO Operating, Inc. 2017 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.6†	Form of NQSO Award Agreement under the AYRO Operating, Inc. 2017 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.7	Form of Purchase Agreement, dated August 7, 2023, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
10.8	Form of Registration Rights Agreement, dated August 7, 2023, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
10.9	Form of Omnibus Waiver and Amendment Agreement, dated March 30, 2025, by and between AYRO, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025).
10.10	Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).
10.11	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).
10.12	Consulting Services Agreement, dated as of August 4, 2025, by and between the Company, James Altucher and Z-List Media, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).
10.13	Form of Omnibus Waiver, Consent, Notice and Amendment, by and among AYRO, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2025).

Exhibit No.	Description

10.14† Employment Agreement, by and between Ayro, Inc. and Joshua Silverman, dated as of August 14, 2025 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025).

16.1 Letter from CBIZ CPAs P.C. to the Securities and Exchange Commission dated September 22, 2025 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2025).

16.2 Letter from Marcum LLP dated April 10, 2025 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2025).

19.1 AYRO, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2024).

21.1 Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020)

23.1** Consent of Stephano Slack LLC.

23.2** Consent of Marcum LLP

31.1** Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2** Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*** Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*** Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1 AYRO, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024)

101 INS** Inline XBRL Instance Document
101 SCH** Inline XBRL Taxonomy Extension Schema Document
101 CAL** Inline XBRL Taxonomy Calculation Linkbase Document
101 DEF** Inline XBRL Taxonomy Extension Definition Linkbase Document
101 LAB** Inline XBRL Taxonomy Labels Linkbase Document
101 PRE** Inline XBRL Taxonomy Presentation Linkbase Document
104 Cover Page Interactive Data File - The cover page iXBRL tags are embedded within the inline XBRL document.

** Filed herewith.

*** Furnished herewith.

+ Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

† Management or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

StableX Technologies, INC.

Dated: March 30, 2026	By: */s/ Joshua Silverman* Joshua Silverman Executive Chairman (Principal Executive Officer)
Dated: March 30, 2026	By: */s/ Joseph Ramelli* Joseph Ramelli Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
/s/ Joshua Silverman Joshua Silverman	Executive Chairman (Principal Executive Officer)	March 30, 2026
/s/ Sebastian Giordano Sebastian Giordano	Director	March 30, 2026
/s/ Zvi Joseph Zvi Joseph	Director	March 30, 2026
/s/ Greg Schiffman Greg Schiffman	Director	March 30, 2026
/s/ Wayne R. Walker Wayne R. Walker	Director	March 30, 2026

STABLEX TECHNOLOGIES, INC.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 and 2024

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
StableX Technologies, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of StableX, Technologies, Inc. and subsidiary (the "Company") as of December 31, 2025 and the related consolidated statements of operations, changes in mezzanine and stockholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced a net loss and negative cash flows from operations for the year ended December 31, 2025, which raises substantial doubt about their ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Series H-7 Preferred Stock and Embedded Derivative

As discussed in Note 7 to the consolidated financial statements, on August 7, 2023, the Company sold 22,000 shares of Series H-7 Convertible Preferred Stock ("SeriesH-7 Preferred Stock"), with various embedded features. The Preferred Stock was determined to be more akin to a debt-like host than an equity-like host. The Company concluded that the embedded features were not clearly and closely related to the debt host instrument and thus were deemed to be bifurcated embedded derivatives ("Embedded Derivative"). The Embedded Derivative liabilities are measured at fair value at inception and then are required to be re-measured and reported at fair value at each reporting period. Management's estimate of the Embedded Derivative liabilities as of December 31, 2025 was $ - .

Management estimates the fair value of the Series H-7 Preferred Stock and Embedded Derivative liabilities using a Monte Carlo simulation model that incorporates significant assumptions, including the fair value of the Company's common stock, equity volatility, probability of default, discount rates, and contractual terms such as conversion features and settlement provisions. The valuation also utilizes a "with-and-without" method to isolate the value of the embedded derivative. Given the complexity of the valuation model and the significant judgment required in selecting and evaluating key assumptions, we determined that the valuation of the Series H-7 Preferred Stock and Embedded Derivative is a critical audit matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following:

- With the involvement of our fair value specialists, we evaluated the appropriateness of the Monte Carlo simulation model and the application of the "with-and-without" methodology.
- We evaluated the reasonableness of significant assumptions, including equity volatility, probability of default, discount rates, and other key inputs.
- We tested the completeness and accuracy of the underlying data used in the valuation, including contractual terms of the instrument.
- We developed an independent estimate of fair value for comparison to management's estimate and evaluated any significant differences.
- For remeasurement periods, we evaluated management's historical accuracy in estimating fair value.

Valuation of Series I Preferred Stock and Embedded Derivative

As discussed in Note 7 to the consolidated financial statements, on August 4, 2025, the Company sold 7,000 shares of Series I Convertible Preferred Stock ("Series I Preferred Stock"), which includes various embedded features. The Preferred Stock was determined to be more akin to a debt-like host than an equity-like host. The Company concluded that certain embedded features were not clearly and closely related to the debt host instrument and therefore were required to be bifurcated as embedded derivatives (the "Embedded Derivative"). The Embedded Derivative is measured at fair value at inception and remeasured at fair value at each reporting period. Management estimated the fair value of the Embedded Derivative liability to be $24,000 at inception and $19,000 at December 31, 2025.

Management estimates the fair value of the Series I Preferred Stock and Embedded Derivative using a probability-weighted expected return methodology that considers multiple potential settlement scenarios, including a maturity scenario and a liquidation event scenario. The valuation incorporates significant assumptions, including probability of liquidation, expected future cash flows, discount rates reflective of the instrument's credit risk, equity volatility, and the value of the holder's optional conversion feature, which is estimated using an option pricing model. Given the judgment involved in selecting the valuation methodology, developing probability-weighted scenarios, and determining key assumptions, we determined that the valuation of the Series I Preferred Stock and Embedded Derivative is a critical audit matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following:

- With the involvement of our fair value specialists, we evaluated the appropriateness of the valuation methodology, including the use of a probability-weighted expected return approach and option pricing techniques.
- We evaluated the reasonableness of significant assumptions, including probability of liquidation, discount rates, expected cash flows, and volatility.
- We tested the completeness and accuracy of the underlying data used in the valuation, including contractual terms of the Series I Preferred Stock.
- We developed an independent estimate of fair value for comparison to management's estimate and evaluated any significant differences.
- We evaluated the mathematical accuracy of the model and its consistency with with the Company's accounting policies and fair value measurement framework.

/s/ Stephano Slack LLC
We have served as the Company's auditor since 2025.
Wayne, Pennsylvania
March 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
StableX Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of StableX Technologies, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in mezzanine equity and stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as ofDecember 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor from 2020 to 2025.

New York, NY
March 31, 2025 (except for the Reverse Stock Split effective as of June 26, 2025 described in Note 1 , as to which the date is March 30, 2026)

STABLEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,981,798	$ 16,035,475
Restricted cash	110,264	164,682
Marketable securities	3,168,362	4,089,832
Prepaid expenses and other current assets	951,175	972,245
Total current assets	9,211,599	21,262,234
Operating lease – right-of-use asset	227,171	429,819
Digital assets	1,948,999	—
Deposits and other assets	20,883	46,665
Total assets	**$ 11,408,652**	**$ 21,738,718**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 916,685	$ 1,863,045
Accrued expenses and other current liabilities	476,592	793,819
Accrued preferred stock redemption payable (H-7)	—	1,285,680
Current portion lease obligation – operating lease	250,517	219,085
Total current liabilities	1,643,794	4,161,629
Derivative liability	19,000	2,661,000
Warrant liability	—	2,362,900
Lease obligation - operating lease, net of current portion	33,225	283,742
Total liabilities	**1,696,019**	**9,469,271**
Mezzanine equity:		
Redeemable Series H-7 Convertible Preferred Stock, ($0.0001 par value per share and $1,000 face value per share; authorized - 22,000 shares; issued and outstanding – 1,180 and 10,167 shares, at December 31, 2025 and December 31, 2024, respectively).		
Liquidation preference of $0 as of December 31, 2025.	1,551,232	7,587,518
Redeemable Series I Convertible Preferred Stock, ($0.0001 par value per share and $1,000 face value per share; authorized - 7,000 shares; issued and outstanding – 7,000 and 0 shares, at December 31, 2025 and December 31, 2024, respectively).		
Liquidation preference of $0 as of December 31, 2025.	4,451,040	—
Stockholders' equity:		
Preferred Stock, (authorized – 20,000,000 shares)	—	—
Series H Convertible Preferred Stock, ($0.0001 par value per share; authorized – 8,500 shares; issued and outstanding – 8 shares as of December 31, 2025 and December 31, 2024, respectively)		
Liquidation preference of $0 as of December 31, 2025.	—	—
Convertible Preferred Stock Series H-3, ($0.0001 par value; authorized – 8,461 shares; issued and outstanding – 1,234 shares as of December 31, 2025 and December 31, 2024, respectively)		
Liquidation preference of $20 as of December 31, 2025.	—	—
Series H-6 Convertible Preferred Stock, ($0.0001 par value per share; authorized – 50,000 shares; issued and outstanding – 50 shares as of December 31, 2025 and December 31, 2024, respectively)		
Liquidation preference of $96 as of December 31, 2025.	—	—
Common Stock, ($0.0001 par value; authorized – 1,200,000,000 and 200,000,000 shares as of December 31, 2025, and December 31, 2024, respectively; issued and outstanding – 1,455,975 and 533,842 shares as of December 31, 2025, and December 31, 2024, respectively)	146	53
Additional paid-in capital	141,884,878	121,767,394
Accumulated deficit	(138,174,663)	(117,085,518)
Total stockholders' equity	**3,710,361**	**4,681,929**
Total liabilities, mezzanine equity and stockholders' equity	**$ 11,408,652**	**$ 21,738,718**

The accompanying notes are an integral part of these consolidated financial statements.

STABLEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2025	2024
Revenue	$ —	$ 63,777
Cost of goods sold	956,160	6,650,979
Gross loss	(956,160)	(6,587,202)
Operating expenses:		
Research and development	1,394,905	1,493,202
Sales and marketing	—	990,471
General and administrative	8,104,834	8,646,301
Loss on impairment of long-lived assets	—	1,659,835
Total operating expenses	9,499,739	12,789,809
Loss from operations	(10,455,899)	(19,377,011)
Other income (expense):		
Interest income	126,620	484,325
Change in fair value - warrant liability	(11,627,100)	10,956,900
Change in fair value - derivative liability	2,854,000	6,739,000
Unrealized loss on digital assets	(2,151,001)	—
Unrealized gain (loss) on marketable securities	(91,936)	(98,315)
Realized gain on marketable securities	409,818	1,322,971
Legal settlement	—	(1,096,222)
Vendor settlement	—	(647,833)
Consent and waiver fee - Series H-7	(350,000)	—
Other income (expense), net	196,353	(39,294)
Total other income (expense), net	(10,633,246)	17,621,532
Net income (loss) prior to provision for income taxes	$ (21,089,145)	$ (1,755,479)
Provision for income taxes	—	—
Net income (loss)	$ (21,089,145)	$ (1,755,479)
Dividends earned on Series H-7 convertible preferred stock	(1,997,443)	(2,425,599)
Accretion of discounts to redemption value of Series H-7 convertible preferred stock	(5,131,858)	(8,255,150)
Net loss attributable to common stockholders	$ (28,218,446)	$ (12,436,228)
Net loss per share basic	$ (32.24)	$ (32.25)
Net loss per share diluted	$ (32.24)	$ (32.25)
Basic weighted average Common Stock outstanding	875,190	385,652
Diluted weighted average Common Stock outstanding	875,190	385,652

The accompanying notes are an integral part of these consolidated financial statements.

STABLEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY

Year Ended December 31, 2025

	Series I Preferred Stock		Series H-7 Preferred Stock		Series H Preferred Stock		Series H-3 Preferred Stock		Series H-6 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2025	—	$ —	10,167	$ 7,587,518	8	$ —	1,234	$ —	50	$ —	533,842	$ 53	$121,767,394	$(117,085,518)	$ 4,681,929
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,235,417	—	1,235,417
Preferred stock redemptions and conversions including cash premium	—	—	(13,364)	(15,739,302)	—	—	—	—	—	—	743,809	75	4,794,753	—	4,794,828
Issuance of convertible preferred stock, net of discounts and transaction costs	7,000	2,427,112	4,377	5,269,500	—	—	—	—	—	—	—	—	(87,016)	—	(87,016)
Common stock issued for exercise of Series H-7 Preferred Warrants	—	—	—	—	—	—	—	—	—	—	178,200	18	1,015,338	—	1,015,356
Deemed dividend	—	—	—	—	—	—	—	—	—	—	—	—	(635,602)	—	(635,602)
Preferred stock dividends	—	140,972	—	1,184,615	—	—	—	—	—	—	—	—	(1,361,841)	—	(1,361,841)
Accretion of discounts to redemption value of convertible preferred stock	—	1,882,956	—	3,248,901	—	—	—	—	—	—	—	—	(5,131,858)	—	(5,131,858)
Reclassification of warrants liability to equity	—	—	—	—	—	—	—	—	—	—	—	—	18,608,000	—	18,608,000
Issuance of consultant warrants	—	—	—	—	—	—	—	—	—	—	—	—	1,680,293	—	1,680,293
Issuance of round up shares	—	—	—	—	—	—	—	—	—	—	124	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,089,145)	(21,089,145)
Balance, December 31, 2025	7,000	$4,451,040	1,180	$ 1,551,232	8	$ —	1,234	$ —	50	$ —	1,455,975	$ 146	$141,884,878	$(138,174,663)	$ 3,710,361

Year Ended December 31, 2024

	Series I Preferred Stock		Series H-7 Preferred Stock		Series H Preferred Stock		Series H-3 Preferred Stock		Series H-6 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2024	—	$ —	22,000	$ 11,193,939	8	$ —	1,234	$ —	50	$ —	307,119	$ 31	$129,467,735	$(115,330,039)	$14,137,727
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	8,160	—	8,160
Vested restricted stock	—	—	—	—	—	—	—	—	—	—	57,160	6	705,583	—	705,589
Repurchase of cash-settled restricted stock	—	—	—	—	—	—	—	—	—	—	(23,459)	(3)	(285,247)	—	(285,250)
Share buy-back	—	—	—	—	—	—	—	—	—	—	(26,155)	(3)	(376,627)	—	(376,630)
Shares issued for services	—	—	—	—	—	—	—	—	—	—	4,688	—	126,000	—	126,000
Preferred stock redemptions and conversion including cash premium	—	—	(11,833)	(13,740,284)	—	—	—	—	—	—	214,489	22	2,802,539	—	2,802,561
Deemed dividend	—	—	—	—	—	—	—	—	—	—	—	—	(546,886)	—	(546,886)
Preferred stock dividends	—	—	—	1,878,713	—	—	—	—	—	—	—	—	(1,878,713)	—	(1,878,713)
Accretion of discounts to redemption value of Series H-7 convertible preferred stock	—	—	—	8,255,150	—	—	—	—	—	—	—	—	(8,255,150)	—	(8,255,150)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,755,479)	(1,755,479)
Balance, December 31, 2024	—	$ —	10,167	$ 7,587,518	8	$ —	1,234	$ —	50	$ —	533,842	$ 53	$121,767,394	$(117,085,518)	$ 4,681,929

The accompanying notes are an integral part of these consolidated financial statements.

STABLEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (21,089,145)	$ (1,755,479)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	25,282	1,709,985
Loss on disposal of fixed asset	—	359,965
Loss on impairment of long-lived assets	—	1,659,835
Stock-based compensation	1,896,596	713,749
Shares issued for services	—	126,000
Series H-7 preferred stock waiver	350,000	—
Series I financing costs	754,815	—
Change in fair value - derivative liability	(2,854,000)	(6,739,000)
Change in fair value - warrant liability	11,627,100	(10,956,900)
Amortization of right-of-use asset	202,648	197,457
Bad debt expense	—	189,092
Unrealized loss on digital assets	2,151,001	—
Unrealized gain on marketable securities	91,936	98,315
Realized gain on marketable securities	(409,818)	(1,322,971)
Impairment of inventory	—	4,909,190
Impairment of prepaid inventory	—	731,129
Vendor settlements	—	547,847
Change in operating assets and liabilities:		
Accounts receivable	—	29,908
Inventory	—	(1,794,806)
Prepaid expenses and other current assets	1,040,184	(76,484)
Deposits and other assets	500	22,491
Accounts payable	(946,359)	(618,362)
Accrued expenses and other current liabilities	(317,227)	(1,149,677)
Lease obligations - operating leases	(219,085)	(196,686)
Net cash used in operating activities	(7,695,572)	(13,315,402)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	—	(199,323)
Proceeds from sale of marketable securities, net	32,739,898	66,132,029
Purchase of digital assets	(4,100,000)	—
Purchase of marketable securities	(31,500,546)	(68,997,205)
Net cash used in investing activities	(2,860,648)	(3,064,499)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of preferred stock (I), net of transaction costs	6,314,297	
Proceeds from exercise of Series H-7 Preferred warrants	1,015,356	
Payment of preferred stock redemption (Series H-7)	(7,881,528)	(10,198,929)
Payment of shares buyback	—	(376,630)
Repurchase of cash-settled restricted stock	—	(285,250)
Net cash used in financing activities	(551,875)	(10,860,809)
Net change in cash, cash equivalents and restricted cash	(11,108,095)	(27,240,710)
Cash, cash equivalents and restricted cash, beginning of period	16,200,157	43,440,867
Cash, cash equivalents and restricted cash, end of period	$ 5,092,062	$ 16,200,157
Supplemental disclosure of cash and non-cash transactions:		
Fixed asset additions included in accounts payable and accrued expenses	$ —	$ 57,791
Accrual of Series H-7 convertible preferred stock dividends	$ 1,759,618	$ 1,878,713
Deemed dividend Series H-7 warrants	$ 662,551	$ 564,886
Accretion of discounts to redemption value of H-7 convertible preferred stock	$ 8,706,401	$ 8,255,150
Accretion of discounts to redemption value of I convertible preferred stock	$ 1,882,957	$ —
Accrued Series H-7 preferred stock redemption payable	$ 11,071,253	$ 1,285,680
Accrual of Series I Convertible Preferred Stock Dividends	$ 140,972	$ —
Non-cash redemption of Series H-7 preferred stock	$ 4,794,828	$ 2,802,561
Reclassification of warrant liability to equity (H-7)	$ 13,891,000	$ —
Reclassification of warrant liability to equity (I)	$ 4,080,034	$ —
Accrued waiver fee related to Series H-7 preferred stock	$ 350,000	$ —
Prepaid insurance financed through accrued expenses	$ 110,208	$ 286,955
Supplemental disclosure of restricted cash:		
Cash and cash equivalents	$ 4,981,798	$ 16,035,475
Restricted cash	110,264	164,682
Total cash, cash equivalents and restricted cash	$ 5,092,062	$ 16,200,157

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization

StableX Technologies, Inc. ("StableX" or the "Company") is a Delaware corporation headquartered in New York, New York. The Company operates through its wholly-owned subsidiary, AYRO Operating Company, Inc. ("AYRO Operating").

On August 21, 2025, the Company amended its Amended and Restated Certificate of Incorporation to change its name from "AYRO, Inc." to "StableX Technologies, Inc." effective August 22, 2025. The Company's common stock ticker symbol changed from "AYRO" to "SBLX" and began trading under the new symbol on The Nasdaq Capital Market on August 25, 2025.

Nature of Operations

During 2025, the Company initiated a strategic transition toward a business model focused on digital asset initiatives related to the stablecoin ecosystem. As part of this strategy, the Company intends to acquire and hold certain digital assets associated with protocols, networks and platforms that support stablecoin infrastructure and related technologies. These assets are intended to be held primarily for treasury purposes and to potentially benefit from growth in the stablecoin sector.

In connection with this strategic shift, the Company has begun acquiring certain digital asset tokens associated with its investment strategy. These assets are intended to be held on a passive basis, and the Company currently does not intend to stake such assets. The Company's ability to expand its digital asset holdings will depend on available capital, market conditions and regulatory considerations.

The Company has paused active development and commercialization activities related to its electric vehicle business while it evaluates strategic alternatives for that business line. The electric vehicle operations have not been discontinued, and the Company continues to evaluate potential opportunities related to those assets.

The Company's digital asset strategy is in the early stages of implementation. The extent to which the Company expands its digital asset holdings and related activities will depend on factors including available capital, market conditions, regulatory developments and the performance of the underlying digital asset ecosystem.

Reverse Stock Split

On June 25, 2025, the Company effected a 1-for-16 reverse stock split of its common stock, which began trading on a split-adjusted basis on June 26, 2025. Every 16 shares of issued and outstanding common stock were reclassified as one share of common stock. The reverse stock split had no impact on the par value of the Company's common stock ($0.0001 per share) or the authorized number of shares of common stock. Fractional shares resulting from the reverse stock split were rounded up to the next whole number of shares, resulting in the issuance of 124 additional shares in June 2025. All share and per share information in these consolidated financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

NOTE 2. SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"), which contemplates continuation of the Company as a going concern. The Company is subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, competition from larger companies, other technology companies, and other technologies. The Company has a limited operating history and the sales and income potential of its business and market are unproven.

As of December 31, 2025, the Company had cash and cash equivalents balance totaling $4,981,798, restricted cash of $110,264, and marketable securities of $3,168,362. The Company incurred net loss of $21,089,145 and had negative cash flow used in operations of $7,695,572 for the year ended December 31, 2025. In addition, overall working capital decreased by $9,532,800 during the year ended December 31, 2025. Management believes that the existing cash as of December 31, 2025, will not be sufficient to fund operations for at least the next twelve months following the issuance of these consolidated financial statements. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. In order to have sufficient cash to fund the Company's operations in the future, the Company will need to raise additional equity or debt capital and cannot provide any assurance that the Company will be successful in doing so. If the Company is unable to raise sufficient capital to fund the Company's operations, the Company may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of its assets or merge with another entity. As a result of these factors, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of the financial statements. The Company's consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and in conformity with the instructions on Form 10-K and Article 8 of Regulation S-X and the related rules and regulations of the Securities and Exchange Commission (the "SEC"). The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for the fair presentation of the consolidated financial statements in accordance with GAAP.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of and during the reported period of the consolidated financial statements. Actual results could differ from those estimates. The Company evaluates estimates and assumptions on an ongoing basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. The Company maintains deposits in several financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits. As of December 31, 2025, the Company had cash in excess of FDIC limits of $4,381,515.

Restricted Cash

As of December 31, 2025, the Company held a restricted cash balance of $110,264 related to certain restrictive provisions within the certificate of designation for the Series H-7 Preferred Shares. As of December 31, 2024, the Company held a restricted cash balance of $164,682. The Company made a deposit to the bank for their credit cards in the amount of $53,862 and is classified as restricted cash as of December 31, 2024. The remaining $110,980 is held in accordance with the certificate of designation for the Series H-7 Preferred Shares.

Marketable Securities

Marketable securities include investments in fixed income bonds and U.S. Treasury securities with original maturities greater than three months that are considered to be highly liquid and easily tradeable. The marketable securities are considered trading securities and are measured at fair value with unrealized gains and losses recognized in earnings within other income (expense), net in accordance with the Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 320, "*Investments-Debt and Equity Securities.*"

Interest income is recognized when earned and is included in interest income in the accompanying statements of operations. Realized gains and losses from the sale of marketable securities are determined using the specific identification method and are recorded in other income (expense), net.

The classification of marketable securities within the fair value hierarchy is disclosed in Note 10. Fair Value Measurements.

The Company held $3,168,362 and $4,089,832 in marketable securities as of December 31, 2025 and 2024, respectively.

Derivative Financial Instruments

The Company evaluates embedded features in financial instruments, including convertible debt instruments and other hybrid contracts, in accordance with ASC 815, "*Derivatives and Hedging Activities*." Certain conversion options and redemption features are required to be bifurcated from their host instrument and accounted for as free-standing derivative financial instruments should certain criteria be met.

The Company applies significant judgment to identify and evaluate the terms and conditions of all of its financial instruments to determine whether such instruments are derivatives or contain derivatives that require bifurcation. Embedded derivatives are separately measured at fair value if the requirements for bifurcation are met.

Derivative financial instruments, including bifurcated embedded derivatives, are recorded as assets or liabilities on the balance sheet at fair value, with changes in fair value recognized in the statements of operations within other income (expense), net.

The fair value and classification of derivative instruments are disclosed in Note 10. Fair Value Measurements.

Fair Value Measurements

The Company measures fair value in accordance with ASC 820, "*Fair Value Measurement*," as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level hierarchy that prioritizes the inputs used in measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable by or corroborated by observable market data.

Level 3: Significant unobservable inputs that are not corroborated by market data.

The categorization of a financial instrument within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Additional information regarding the Company's fair value measurements, including the fair value measurements, including the fair value hierarchy and quantitative disclosures, is included in Note 10. Fair Value Measurements.

The carrying amounts of cash and cash equivalents, accounts receivable, inventories, prepaid expenses, accounts payable, accrued expenses, and customer deposits approximate their fair value due to their short-term nature.

The carrying amounts of the Company's debt approximates fair value as the stated interest rates are consistent with current market rates for similar instruments.

The Company measures certain non-financial assets, including long-lived assets, at fair value on a non-recurring basis when events or changes in circumstances indicate that impairment may exist.

Warrants and Preferred Shares

The accounting treatment of warrants and preferred share series issued is determined pursuant to the guidance provided by ASC 480, "*Distinguishing Liabilities from Equity*", and ASC 815, "*Derivatives and Hedging*", as applicable. Each feature of a freestanding financial instrument including, without limitation, any rights relating to subsequent dilutive issuances, dividend issuances, equity sales, rights offerings, forced conversions, optional redemptions, automatic monthly conversions, dividends, and exercise is assessed with determinations made regarding the proper classification in the Company's audited consolidated financial statements.

Redeemable Preferred Stock

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer.

Leases

The Company accounts for leases in accordance with ASC Topic 842, "*Leases.*" The Company determines whether a contract is a lease at contract inception or for a modified contract at the modification date. Contracts containing a lease are further evaluated for classification as a ROU operating lease or a finance lease.

At inception or modification, the Company recognizes ROU assets and related lease liabilities on the balance sheet for all leases greater than one year in duration. Lease liabilities and their corresponding ROU assets are initially measured at the present value of the unpaid lease payments as of the lease commencement date. If the lease contains a renewal and/or termination option, the exercise of the option is included in the term of the lease if the Company is reasonably certain that a renewal or termination option will be exercised. As the Company's leases do not provide an implicit rate, the Company uses an estimated incremental borrowing rate ("IBR") based on the information available at the commencement date of the respective lease to determine the present value of future payments. The IBR is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term in equal amounts of rent expense attributed to each period during the term of the lease, regardless of when actual payments are made. This generally results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in later years. The difference between rent expense recognized and actual rental payments is typically represented as the spread between the ROU asset and lease liability.

When calculating the present value of minimum lease payments, the Company accounts for leases as one single lease component if a lease has both lease and non-lease components. Variable lease and non-lease components are expensed as incurred. The Company does not recognize ROU assets and lease liabilities for short-term leases that have an initial lease term of 12 months or less.

Segment Reporting

The Company currently operates as one operating segment, which is also its single reportable segment. The Company's chief operating decision maker ("CODM"), the Executive Chairman and Principal Executive Officer, reviews consolidated net income (loss) and total assets to assess performance and allocate resources. Accordingly, the Company's measure of segment profit or loss is consolidated net income (loss) and segment assets are consolidated net assets. During the third quarter of 2025, the Company adopted a digital asset treasury management strategy; these activities are managed centrally and are included in the single operating segment, as discrete operating results are not regularly reviewed separately by the CODM.

Digital Assets

The Company accounts for its digital assets, which currently are comprised of various cryptocurrencies in accordance with ASC Topic 350-60, "*Intangibles – Goodwill and Other – Crypto Assets.*" The Company has ownership of and control over its digital assets and may use third-party custodial services to secure them. The Company's digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at fair value.

The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820 based on quoted prices on the active exchange that the Company has determined is its principal market for such digital assets (Level 1 inputs). The Company determines the cost basis of digital assets using the specific identification of each unit received. Realized and unrealized gains and losses from changes in the fair value of digital assets are recognized in the consolidated statements of operations. The cost basis of the digital assets sold or otherwise disposed of is determined using the first-in, first-out ("FIFO") method, whereby the cost of the earliest acquired digital asset is used to calculate realized gains and losses upon disposal.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Nature of goods and services

The following is a description of the Company's products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:

Product revenue

Product revenue from customer contracts is recognized on the sale of each electric vehicle as vehicles are shipped to customers. The majority of the Company's vehicle sales orders generally have only one performance obligation: the sale and delivery of complete vehicles. Ownership and risk of loss transfers to the customer based on FOB shipping point and freight charges are the responsibility of the customer. Revenue is typically recognized at the point control transfers or in accordance with payment terms customary to the business. The Company provides product warranties to assure that the product assembly complies with agreed upon specifications. The Company's product warranty is similar in all material respects to the product warranties provided by the Company's suppliers, therefore minimizing the warranty liability to the standard labor rates associated with the defective part replacement. Customers do not have the option to purchase a warranty separately; as such, a warranty is not accounted for as a separate performance obligation. The Company's policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

Shipping revenue

Amounts billed to customers related to shipping and handling are classified as shipping revenue. The Company has elected to recognize the cost for freight and shipping when control over vehicles has been transferred to the customer as an operating expense. The Company has reported shipping expenses of $0 and expense of $21,699 for the years ended December 31, 2025 and 2024, respectively, included in General and Administrative Expenses.

Services and other revenue

Services and other revenue consist of non-warranty after-sales vehicle services. Revenue is typically recognized at a point in time when services and replacement parts are provided.

Miscellaneous income

Miscellaneous income consists of late fees charged for receivables not paid within the terms of the customer agreement based upon the outstanding customer receivable balance. This revenue is earned when a customer's receivable balance becomes delinquent, and its collection is reasonably assured and is calculated using a stated late fee rate multiplied by the outstanding balance that is subject to a late fee charge.

Research and development costs

In accordance with ASC Topic 730, "*Research and Development*," the Company expenses research and development costs as incurred. Such costs include labor, stock-based compensation, training, software subscriptions, and consulting. These amounts are charged to the consolidated statement of operations as incurred. Total research and development expenses included were $1,394,905 and $1,493,202 for the years ended December 31, 2025 and 2024, respectively.

Stock-Based Compensation

Stock-based awards granted to qualified employees, non-employee directors and consultants are measured at fair value and recognized as an expense in accordance with ASC Topic 718, "*Share-Based Payments*." For service-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of stock options is estimated using a Black-Scholes option valuation model. Restricted stock awards are valued based on the closing stock price on the date of grant. The Company has elected to recognize forfeitures as they occur.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets, such as property and equipment, capitalized software, and right-of-use ("ROU") assets for impairment in accordance with ASC Topic 360, "*Property, Plant, and Equipment*," whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenue or adverse changes in the economic environment.

If such facts indicate a potential impairment, the Company assesses the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group's carrying amount and its estimated fair value. During the years ended December 31, 2025, there were no impairments of long-lived assets. During the year ended December 31, 2024, the Company recognized an impairment charge of $1,615,660 related to idle fixed assets that were intended to be used in the production of the Vanish.

Loss Per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share is calculated by adjusting the weighted average number of shares of common stock outstanding for the dilutive effect, if any, of common stock equivalents. Common stock equivalents whose effect would be antidilutive are not included in diluted loss per share. The Company uses the treasury stock method to determine the dilutive effect, which assumes that all common stock equivalents have been exercised at the beginning of the period and that the funds obtained from those exercises were used to repurchase shares of common stock of the Company at the average closing market price during the period.

As of December 31, 2025 and 2024, securities that could potentially dilute basic earnings per share in the future that were excluded from the computation of diluted loss per share amounted to approximately 5,779,813 shares and 1,092,717 shares, consisting of stock options, warrants to purchase common stock, and convertible preferred stock. See Note 7. Stockholders' Equity and Note 8. Stock-Based Compensation for the terms and conditions of the Company's outstanding convertible preferred stock, warrants and stock options, respectively

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes ASC 740, "*Income Taxes*," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. A valuation allowance is recorded when it is "more likely than not" that a deferred tax asset will not be realized. At December 31, 2025 and 2024, the Company's net deferred tax asset has been fully reserved.

For uncertain tax positions that meet a "more likely than not" threshold, the Company recognizes the benefit of uncertain tax positions in the consolidated financial statements. The Company's practice is to recognize interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statements of operations when a determination is made that such expense is likely.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose significant segment expenses and other segment items on an interim and annual basis, and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative threshold to determine its reportable segments. The new disclosure requirements are also applicable to entities that account and report as a single operating segment entity. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted the guidance for the annual reporting period ended December 31, 2024. There was no impact on the Company's reportable segments identified and additional required disclosures have been included in Note 12, Segment Reporting in the Notes to Consolidated Financial Statements.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-08, "*Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets*," which requires certain crypto assets to be measured at fair value in the statement of operations, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. ASU 2023-08 is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company adopted ASU 2023-08 on January 1, 2025. The Company did not have any crypto assets as of the adoption date of the new standard. As such, the adoption did not have a material impact on the Company's financial statements.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*," which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 became effective for fiscal years beginning after December 15, 2024. These amendments are to be applied prospectively, with retrospective application permitted. The Company adopted ASU 2023-09 on January 1, 2025, on a prospective basis. The adoption of ASU 2023-09 did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*," which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity's definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

The Company currently believes there are no other issued and not yet effective accounting standards that are materially relevant to its financial statements.

NOTE 4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2025	December 31, 2024
Prepayments for inventory	$ —	$ 401,675
Prepayments for insurance	45,920	172,221
Prepayments for software	61,672	93,316
Prepayments for consulting services	661,179	—
Prepaid other	182,404	305,033
Total prepaid expenses and other current assets	$ 951,175	$ 972,245

NOTE 5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2025		December 31, 2024
Accrued professional and consulting fees	$ 155,223	$	40,009
Accrued severance	233,333		277,126
Accrued cash-settled restricted stock tax withholding	14,000		285,250
Accrued expenses other	47,766		122,565
Accrued current liabilities	26,270		68,869
Total accrued expenses and other current liabilities	$ 476,592	$	793,819

NOTE 6. DIGITAL ASSETS

The Company holds various cryptocurrencies as part of its digital asset treasury strategy. The cost basis of these digital assets sold or otherwise disposed of is determined using the first-in, first-out (FIFO) method, whereby the cost of the earliest acquired digital asset is used to calculate realized gains and losses upon disposal.

Digital assets consisted of the following at December 31, 2025:

	December 31, 2025		
Digital assets held:	Units	Cost Basis	Fair Value
$Fluid	195,969	$ 1,150,000	$ 510,695
$Injective	130,201	1,450,000	544,111
$ChainLink	58,916	1,250,000	717,602
$AAVE	1,207	250,000	176,591
Total	386,293	$ 4,100,000	$ 1,948,999

The following table presents a reconciliation of the Company's Digital Asset activity for the year ended December 31, 2025:

	As of December 31, 2025
Beginning balance at January 1, 2025	$ —
Purchase of $Fluid, at cost	1,150,000
Purchase of $Injective, at cost	1,450,000
Purchase of $ChainLink, at cost	1,250,000
Purchase of $AAVE, at cost	250,000
Unrealized losses from changes in fair value	(2,151,001)
Ending balance at December 31, 2025	$ 1,948,999

Unrealized gains and losses from changes in fair value are recorded in Other Income (Expenses) in the consolidated statement of operations.

NOTE 7. STOCKHOLDERS' EQUITY

Common Stock

Increase of Authorized Shares of Common Stock

On May 23, 2025, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock, from 200,000,000 to 1,200,000,000.

Issuances

On October 29, 2024, the Company entered into a Stock Repurchase Agreement with a certain beneficial owner (the "Seller") to repurchase a total of 26,155 shares of common stock from the Seller, at a purchase price of $14.40 per share, for an aggregate cash purchase price of $376,630. Pursuant to ASC 505-30-30-3, *Acquisition of Treasury Stock*, the repurchased shares are recorded at cost, with no gain or loss recognized upon the acquisition of treasury stock, regardless of any premium paid over the prevailing market price. As a result of the repurchase, the shares were immediately cancelled, thereby reducing total stockholder' equity at their recorded cost.

On December 2, 2024, the Company modified certain restricted stock units granted under its *Ayro 2020 Long Term Incentive Plan*. As part of this modification, the Company granted 58,645 restricted stock units effective as of the modification date, to members of the Board of Directors, and concurrently cancelled 2,971 previously vested restricted stock units, of which 1,486 were issued and outstanding as of December 31, 2023, resulting in a net issuance of 57,160 shares of common stock. The incremental compensation expense from the restricted awards modification was $657,275. The modification was accounted for in accordance with ASC 718-20-35-8, *Compensation — Stock Compensation: Modifications of Awards*, which provides guidance on accounting for modifications that result in an incremental change in the fair value of the awards.

Upon the vesting of restricted stock awards, the Company allows recipients to satisfy their tax withholding obligations by electing to have the Company withhold a portion of the vested shares, rather than receiving the full amount of shares. During the year ended December 31, 2024, the Company withheld 23,459 shares of common stock with a total fair value of $285,250 for recipients' tax withholding obligations, based on closing market price of the Company's stock on the vesting date. The shares withheld for tax withholding obligations were immediately cancelled. At the end of December 31, 2024, the tax withholding liability of $285,250 was included in accrued expenses. During the year ended December 31, 2025, no common shares were withheld from vested restricted stock awards by the Company for tax withholding obligations.

During the year ended December 31, 2024, the Company issued 4,688 shares of common stock related to vendor services obligations of $126,000.

For the years ended December 31, 2025 and 2024, the Company issued 743,809 and 214,489 shares of common stock upon the redemption and/or conversion of the Series H-7 Preferred Stock, respectively.

During the year ended December 31, 2025, the Company issued 178,200 shares of common stock for the exercise of Series H-7 Preferred Warrants for cash proceeds of $1,103,648.

On June 25, 2025, in relation to the reverse stock split (see Note 1. Organization and Nature of Operations), the Company issued 124 shares of common stock to stockholders who would otherwise have been entitled to a fractional share as a result of the split, with such fractional shares rounded up to the nearest whole share.

Series H Convertible Preferred Stock

Under the terms of the Series H Certificate of Designation, each share of the Company's Series H Convertible Preferred Stock (the "Series H Preferred Stock") has a stated value of $154.00 and is convertible into shares of the Company's common stock, equal to the stated value divided by the conversion price of $23,654.10 per share (subject to adjustment in the event of stock splits or dividends). The Company is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the Company's common stock calculated immediately after giving effect to the issuance of shares of common stock upon such conversion. In the event of liquidation, the holders of the Series H Preferred Stock are entitled, pari passu with the holders of common stock, to receive a payment in the amount the holder would receive if such holder converted the Series H Preferred Stock into common stock immediately prior to the date of such payment.

Series H-3 Convertible Preferred Stock

Pursuant to the Series H-3 Certificate of Designation (as defined below), the holders of the Company's Series H-3 Convertible Preferred Stock (the "Series H-3 Preferred Stock") are entitled to elect up to two members of a seven-member Board, subject to certain step downs; pursuant to the Series H-3 securities purchase agreement, the Company agreed to effectuate the appointment of the designees specified by the Series H-3 investors as directors of the Company. Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Preferred Stock has a stated value of $138.00 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of $21,196.60 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-3 Preferred Stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-3 Preferred Stock.

In the event of liquidation, the holders of the Series H-3 Preferred Stock are entitled, pari passu with the holders of common stock, to receive a payment in the amount the holder would receive if such holder converted the Series H-3 Preferred Stock into common stock immediately prior to the date of such payment.

Series H-6 Convertible Preferred Stock

On February 5, 2020, the Company filed the Certificate of Designations, Preferences and Rights of the Series H-6 Preferred Stock (the "Series H-6 Certificate of Designation") with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-6 Preferred Stock. The Company designated up to 50,000 shares of Series H-6 Preferred Stock and each share has a stated value of $72.00 (the "H-6 Stated Value"). Each share of Series H-6 Preferred Stock is convertible at any time at the option of the holder thereof, into a number of shares of common stock of the Company determined by dividing the H-6 Stated Value by the initial conversion price of $460.80 per share, which was then further reduced to $320.00 under the anti-dilution adjustment provision, subject to a 9.99% blocker provision and then decreased to $92.16 upon the Company's one-for-eight reverse stock split effective on September 15, 2023 ("Reverse Stock Split"). The Series H-6 Preferred Stock has the same dividend rights as the common stock, except as provided for in the Series H-6 Certificate of Designation or as otherwise required by law. The Series H-6 Preferred Stock also has the same voting rights as the common stock, except that in no event shall a holder of Series H-6 Preferred Stock be permitted to exercise a greater number of votes than such holder would have been entitled to cast if the Series H-6 Preferred Stock had immediately been converted into shares of common stock at a conversion price equal to $92.16. In addition, a holder (together with its affiliates) may not be permitted to vote Series H-6 Preferred Stock held by such holder to the extent that such holder would beneficially own more than 9.99% of the Company common stock. In the event of any liquidation or dissolution, the Series H-6 Preferred Stock ranks senior to the common stock in the distribution of assets, to the extent legally available for distribution.

The holders of Series H-6 Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues shares of its common stock at a lower price per share than the applicable conversion price of the Series H-6 Preferred Stock. If any such dilutive issuance occurs prior to the conversion of the Series H-6 Preferred Stock, the conversion price will be adjusted downward to a price that cannot be less than $92.16.

Series H-7 Preferred Stock

On August 7, 2023, the Company entered into a Securities Purchase Agreement (the "Series H-7 Purchase Agreement"), pursuant to which it agreed to sell to certain existing investors (the "Series H-7 Investors") in a private placement (the "Series H-7 Private Placement") (i) an aggregate of 22,000 shares of the Company's newly designated Series H-7 convertible preferred stock, par value $0.0001 per share, with a stated value of $1,000 per share ("Series H-7 Preferred Shares"), and (ii) warrants (the "Series H-7 Investor Warrants") initially exercisable for up to an aggregate of 171,875 shares of common stock at a conversion price of $128.00 per share. The Company raised gross proceeds of $22,000,000 from the sale, which closed on August 10, 2023.

In connection with the Private Placement, pursuant to an Engagement Letter (the "Palladium Engagement Letter"), dated August 7, 2023, between the Company and Palladium Capital Group, LLC (the "Placement Agent"), the Company agreed to pay the Placement Agent (i) a cash fee equal to 6% of the gross proceeds from any sale of securities in the Private Placement and (ii) warrants ("Placement Agent Warrants," and together with the Investor Warrants, the "Warrants") to purchase shares of common stock equal to 2% of the number of shares of common stock that the Preferred Shares are initially convertible into, with an initial exercise price of $128.00 per share (subsequently reduced to $32.00 per share pursuant to a Stock Combination Event Adjustment following the one-for-eight Reverse Stock Split (the "2023 Reverse Stock Split") effected on September 15, 2023) and a five-year term.

The shares of Series H-7 Convertible Preferred Stock, par value $0.0001 per share ("Series H-7 Preferred Stock"), are convertible into common stock at the election of the holder at any time with an initial conversion price of $128.00 per share, which pursuant to a Stock Combination Event, was subsequently reduced to $32.00 per share. On April 30, 2025, in connection with the issuance of stock options to certain officers of the Company and pursuant to the full ratchet and anti-dilution provisions contained in the Series H-7 Certificate of Designations and the Series H-7 Warrants, (i) the Series H-7 Conversion Price was adjusted from $32.00 per share to $7.616 per share and (ii) the exercise price of the Series H-7 Warrants was adjusted from $32.00 per share to $7.616 per share and the number of shares of common stock issuable upon exercise of such warrants was adjusted proportionally. On June 25, 2025, in connection with the Reverse Stock Split pursuant to the stock combination event adjustment provisions contained in the Series H-7 Certificate of Designations, (i) the Series H-7 Conversion Price was adjusted from $7.616 per share to $6.1933 per share and (ii) the exercise price of the Series H-7 Warrants was adjusted from $7.616 per share to $6.1933 per share and the number of shares of common stock issuable upon exercise of such warrants was adjusted proportionally.

On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock, which became effective upon filing, which amended the commencement of the monthly installment dates, to be between May 7, 2024, and August 7, 2025. The first such installment dates were May 7, 2024 and August 7, 2024, as elected by the applicable investor.

On December 2, 2024, the Company entered into a Waiver and Amendment Agreement (the "Amendment") with the Required Holders (as defined in the Certificate of Designations). Pursuant to the Amendment, the Company and the Required Holders agreed (i) to amend (a) the Certificate of Designations, by filing a Certificate of Amendment to the Certificate of Designations (the "Certificate of Amendment"), and (b) the Purchase Agreement, such that, in each case, the Director Equity Grants are deemed to constitute "Excluded Securities" under the Transaction Documents (as such term is defined in the Purchase Agreement), and (ii) that the Required Holders waive the applicability of certain other provisions of the Transaction Documents with respect to such Director Equity Grants. The Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of December 2, 2024.

On March 30, 2025, the Company entered into an Omnibus Waiver and Amendment Agreement ("Waiver and Amendment Agreement") with the Required Holders (as defined in the Certificate of Designations (the "Series H-7 Certificate of Designations") for the Series H-7 Preferred Stock, pursuant to which, the Required Holders agreed (A) to amend (i) the Series H-7 Certificate of Designations, as described below, by filing a Certificate of Amendment to the Series H-7 Certificate of Designations with the Secretary of State of the State of Delaware (the "March 2025 Certificate of Amendment"), and (ii) that certain Securities Purchase Agreement, dated as of August 7, 2023 (the "Series H-7 Purchase Agreement") to (A) amend the definition of "Excluded Securities" such that the definition includes the issuance of common stock issued after the date of the Series H-7 Purchase Agreement pursuant to an Approved Stock Plan (as defined in the Series H-7 Purchase Agreement), which in the aggregate does not exceed more than 2% of the shares of common stock issued and outstanding on the date immediately prior to the date of the Series H-7 Purchase Agreement (the "Excluded Securities Modification"), and (B) to waive certain restrictive covenants contained in the Series H-7 Purchase Agreement as described therein.

In addition, the March 2025 Certificate of Amendment amends the Series H-7 Certificate of Designations to (i) amend the restrictive covenant of the Series H-7 Certificate of Designations such that the Company is required from January 1, 2025, until no shares of Series H-7 Preferred Stock are outstanding, to maintain unencumbered, unrestricted cash and cash equivalents on hand in amount equal to at least 120% of the aggregate Stated Value (as defined in the Series H-7 Certificate of Designations) of the Series H-7 Preferred Stock then outstanding, (ii) amend the definition of "Excluded Securities" substantially similar to the Excluded Securities Modification, and (iii) remove the restrictive covenant provision relating to the Segregated Cash (as defined in the Series H-7 Certificate of Designations) requirement. The March 2025 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of March 31, 2025.

On May 13, 2025, the Required Holders (as defined in the Series H-7 Certificate of Designations) executed and delivered a waiver (the "May 2025 Waiver") to the Company, pursuant to which, the Required Holders agreed to waive any Equity Conditions Failure (as defined in the Series H-7 Certificate of Designations) including, without limitation, any rights or remedies in connection with such Equity Conditions Failure, effective as of March 31, 2025, and as of the date of the May 2025 Waiver.

On August 4, 2025, the Company entered into an Omnibus Waiver, Consent, Notice and Amendment (the "Series H-7 Agreement") with the Required Holders (as defined in the Series H-7 Certificate of Designations). Pursuant to the Series H-7 Agreement, the Required Holders agreed to (i) amend the Series H-7 Purchase Agreement to amend the definition of "Excluded Securities" as set forth in the Series H-7 Amendment, (ii) waive certain rights under the Series H-7 Purchase Agreement, Series H-7 Warrants and Series H-7 Certificate of Designations in respect of the issuance of the Company's Series I Convertible Preferred Stock ("Series I Preferred Stock"), and (iii) consent to the issuance of the Series I Preferred Stock, as required pursuant to certain terms of the Series H-7 Certificate of Designations, the Series H-7 Purchase Agreement and the Series H-7 Warrants, as applicable. In consideration of the foregoing, the Company agreed to pay to the Required Holders an aggregate of $350,000 by September 30, 2025, which may be paid in the form of cash, or, at the Holders' sole election, added to the outstanding aggregate stated value of the Series H-7 Preferred Stock. Accordingly, the Company recorded the $350,000 in consent and waiver fee – Series H-7 on the consolidated statements of operations for the year ended December 31, 2025, and recorded the $350,000 in accrued preferred stock redemption payable (H-7), which was later settled through the issuance of 4,377 shares of Series H-7 Preferred Stock, as noted below.

The Company and the Required Holders further agreed pursuant to the Series H-7 Agreement to amend the Series H-7 Certificate of Designations by filing a Certificate of Amendment to the Series H-7 Certificate of Designations (the "Certificate of Amendment") with the Secretary of State of the State of Delaware. The Certificate of Amendment amends the Series H-7

Certificate of Designations to (i) extend the maturity date to February 4, 2027, (ii) revise the applicable payment dates and corresponding payable amounts of Dividends and Instalment Amounts (each as defined in the Series H-7 Certificate of Designations), (iii) modify the definition of "Excluded Securities" and (iv) modify the schedule of Instalment Dates (as defined in the Series H-7 Certificate of Designations). The Certificate of Amendment to the Series H-7 Certificate of Designations was filed with the Secretary of State for the State of Delaware on August 6, 2025.

Pursuant to the Series H-7 Agreement, the accrued preferred stock redemption payable related to the Series H-7 Preferred Stock, at the time of the Series H-7 Agreement, was settled through the issuance of 4,377 shares of Series H-7 Preferred Stock. As a result, the Company eliminated the accrued preferred stock redemption payable (H-7) balance of $5,309,174 on the consolidated balance sheets, with a corresponding increase to the carrying value of the Series H-7 Preferred Stock, net of issuance costs.

The Company identified embedded derivative features in the Series H-7 Preferred Stock that are bifurcated and measured at fair value, with subsequent changes recognized in earnings (see Note 10. Fair Value Measurements). At issuance, the Company recorded a total discount of $15,484,324, comprised of the embedded derivative fair value of $5,147,000, issuance costs of $563,324, and fair value of warrants issued of $9,774,000. The discount is being accreted using the effective interest method, with accretion of $3,248,900 and $8,255,150 recorded as deemed dividends during the years ended December 31, 2025 and 2024, respectively.

The Series H-7 Certificate of Designations requires the Company to maintain unencumbered cash and cash equivalents of at least 120% of the aggregate stated value of outstanding Series H-7 Preferred Stock. The Company had $110,264 and $164,682 in restricted cash as of December 31, 2025 and 2024, respectively.

The Series H-7 Certificate of Designations includes triggering events that would allow holders to require redemption at a premium, including suspension of trading for five consecutive days or failure to pay amounts when due.

During the year ended December 31, 2025, the Company recognized $1,896,455 of net preferred dividends which is comprised of $635,602 and $1,260,852 of accrued and deemed preferred dividends for cash premium on instalment redemptions ultimately settled in shares of common stock.

During the year ended December 31, 2024, the Company recognized $2,425,599 of net preferred dividends which is comprised of $1,878,713 and $546,886 of accrued and deemed dividends for cash premium for instalment redemptions ultimately settled in shares of Common Stock.

As of December 31, 2025, the following table sets forth a summary of the change in the accrued preferred stock redemption payable (H-7):

	Accrued preferred stock redemption payable (H-7)
Beginning balance at January 1, 2024	$ -
New redemptions and cash premiums	11,484,609
Cash payments	(10,198,929)
Ending balance at December 31, 2024	$ 1,285,680
New redemptions and cash premiums	11,555,021
Waiver consideration	350,000
August 4th Amendment	(5,309,174)
Cash payments	(7,881,527)
Ending balance at December 31, 2025	$ —

Series I Preferred Stock

On August 4, 2025, the Company entered into a Securities Purchase Agreement (the "Series I Purchase Agreement") with certain accredited investors, pursuant to which it agreed to sell (i) an aggregate of 7,000 shares of the Company's newly-designated Series I Preferred Stock, with a par value of $0.0001 per share and a stated value of $1,000 per share ("Stated Value"), initially convertible into up to 875,000 shares of the Company's common stock at an initial conversion price of $8.00 per share pursuant to the Certificate of Designations of the Series I Preferred Stock (the "Series I Certificate of Designations") and (ii) warrants to acquire up to an aggregate of 875,000 shares of common stock (the "Series I Warrants") at an exercise price of $8.00 per share (collectively, the "Private Placement"). The closing of the Private Placement occurred on August 8, 2025. The aggregate gross proceeds from the Private Placement were $7,000,000.

In connection with the Private Placement, pursuant to (A) an engagement letter (the "GPN Agreement") with GP Nurmenkari Inc. ("GPN") and (B) an engagement letter (the "Palladium Agreement," and collectively with the GPN Agreement, the "Engagement Letters") with Palladium Capital Group, LLC ("Palladium," and collectively with GPN, the "Placement Agents"), the Company engaged the Placement Agents to act as non-exclusive placement agents in connection with the Private Placement, pursuant to which, the Company agreed to (i) pay each Placement Agent a cash fee equal to 4% of the gross proceeds of the Private Placement (including any cash proceeds realized by the Company from the exercise of any outstanding warrants of the Company), (ii) reimbursement and payment of certain expenses, and (iii) issue to each of the Placement Agents on the closing date, warrants to purchase up to an aggregate number of shares of common stock equal to 4% of the aggregate number of shares of common stock underlying the securities issued in the Private Placement, including upon exercise of any outstanding warrants of the Company, with terms identical to the Series I Warrants (the "Series I Placement Agent Warrants").

The Series I Preferred Stock is convertible into shares of common stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $8.00 per share (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like and dilutive issuances (in each case, subject to certain exceptions). The Company is required to redeem the Series I Preferred Stock in equal instalments, commencing on November 30, 2025, and thereafter on the last trading day of the third calendar month immediately following the previous Instalment Date, until the maturity date of February 4, 2027.

The holders of the Series I Preferred Stock are entitled to dividends of 7% per annum, compounded each calendar quarter, which are payable in arrears (i) quarterly on each Installment Date (as defined in the Series I Certificate of Designations), in cash out of funds legally available therefor and, (ii) prior to the first Installment Date, payable by way of inclusion of the dividends in the Conversion Amount (as defined in the Series I Certificate of Designations) on each conversion date occurring prior to the first Installment Date. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series I Certificate of Designations), the Series I Preferred Stock accrue dividends at the rate of 15% per annum. The holders of the Series I Preferred Stock are entitled to vote with holders of the Common Stock on an as-converted basis, with the number of votes to which each holder of Series I Preferred Stock is entitled to be calculated assuming a conversion price of $7.628 per share, which was the Minimum Price (as defined in Rule 5635 of the Rules of the Nasdaq Stock Market) applicable immediately before the execution and delivery of the Series I Purchase Agreement, subject to certain beneficial ownership limitations as set forth in the Certificate of Designations.

Notwithstanding the foregoing, the Company's ability to settle conversions using shares of common stock is subject to certain limitations set forth in the Series I Certificate of Designations. Further, the Series I Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of the Series I Preferred Stock under the Series I Certificate of Designations.

The Series I Certificate of Designations includes certain triggering events including, among other things, the suspension from trading or the failure of the common stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company's failure to pay any amounts due to the holders of the Series I Preferred Stock when due. In connection with a triggering event, each holder of Series I Preferred Stock will be able to require the Company to redeem in cash any or all of the holder's shares of Series I Preferred Stock at a premium set forth in the Series I Certificate of Designations.

The shares of Series I Preferred Stock were determined to be more akin to a debt-like host than an equity-like host. The Company identified the following embedded features that are not clearly and closely related to the debt host instrument: 1) make-whole interest upon a contingent redemption event, 2) make-whole interest upon a conversion event and 3) an increase in the dividend rate related to the occurrence of a triggering event. These features were bundled together, assigned probabilities of being affected and measured at fair value. Subsequent changes in fair value of these features are recognized in the Consolidated Statement of Operations. The Company estimated the $23,000 fair value of the bifurcated embedded derivative at issuance using a Monte Carlo simulation model, with the following inputs: (i) estimated equity volatility of 135.0%, (ii) the time to maturity of 1.49 years, (iii) a discounted market interest rate of 13.76%, (iv) dividend rate of 7.0%, (v) a penalty dividend rate of 15.0%, and (vi) probability of default of 9%. The fair value of the bifurcated derivative liability was estimated utilizing the with and without method which uses the probability weighted difference between the scenarios with the derivative and the plain vanilla maturity scenario without a derivative.

The discount to the fair value is included as a reduction to the carrying value of the Series I Preferred Stock. During the year ended December 31, 2025, the Company recorded a total discount of $10,887,185 upon issuance of the Series I Preferred Stock, which was comprised of the issuance date fair value of the associated embedded derivative of $24,000, stock issuance costs of $1,322,669, of which $567,854 was paid in cash and $754,815 was allocated as the Series I Placement Agent Warrants both of which were recorded to mezzanine equity, and the fair value of the Series I Warrants of $3,981,034. As of December 31, 2025, it is probable that the Series I Preferred Stock will be redeemed. In accordance with ASC 480-10-S99-3A, the Company is accreting the discount on the effective interest method and $1,882,957 was recorded as a deemed dividend during the year ended December 31, 2025.

In connection with the Series I Purchase Agreement, the Company and the investors entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to file a resale registration statement (the "Registration Statement") with the SEC to register for resale 200% of the shares of common stock issuable upon conversion of the Series I Preferred Stock and upon exercise of the Series I Warrants promptly following the closing date, but in no event later than 30 calendar days after the closing date, and to have such Registration Statement declared effective by the Effectiveness Deadline (as defined in the Registration Rights Agreement). On September 8, 2025, the Company filed the Registration Statement with the SEC and subsequently amended the Registration Statement on October 10, 2025. On January 9, 2026, the SEC declared the Registration Statement effective.

During the year ended December 31, 2025, the Company recognized $140,972 of net preferred dividends.

Common Stock Warrants

Series H-7 Warrants

In August 2023, the Company issued certain warrants to purchase common stock (the "Series H-7 Warrants") pursuant to the Series H-7 Purchase Agreement (as defined above). The Series H-7 Warrants are entitled to certain anti-dilution adjustments, if the Company issues shares of its common stock at a lower price per share than the applicable exercise price. The exercise price of the Series H-7 Warrants is subject to adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable exercise price. As a result of the 2023 Reverse Stock Split, the exercise price of the Series H-7 Warrants was adjusted from $128.00 to $32.00 and the number of shares of common stock issuable upon exercise of the Warrants was adjusted proportionally to an additional 525,937 shares of common stock.

Pursuant to the share combination event adjustment provisions in the Series H-7 warrant the Reverse Stock Split adjusted the exercise price from $32.00 per share to $6.1933 per share and the number of shares of common stock issuable upon the exercise of the Series H-7 Warrants was adjusted proportionally to an additional 2,922,020 shares of common stock, for an aggregate of 3,623,270 Series H-7 Warrants outstanding.

The additional Series H-7 Warrants were determined to be subject to liability classification as they are considered to be indexed to the Company's own stock but contain a provision where the holder of the Series H-7 Warrants have the right to require the Company to redeem the Series H-7 Warrants from the holder in cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of the Series H-7 Warrants at that time, in accordance with ASC 815. As such, the Company recorded the Series H-7 Warrants as a liability at fair value with subsequent changes in fair value recognized in earnings. See Note 10. Fair Value Measurements for inputs related to the Company's use of the Black-Scholes Model to calculate the value of the Series H-7 Warrants.

Series I Warrants

On August 6, 2025, the Company issued certain warrants to purchase up to an aggregate of 875,000 shares of the Company's common stock (the "Series I Warrants") pursuant to the Series I Purchase Agreement (as defined below), with an exercise price of $8.00 per share and a date of expiration five years from the date of issuance. The Series I Warrants are entitled to certain anti-dilution adjustments, if the Company issues shares of its common stock at a lower price per share than the applicable exercise price.

The Series I Warrants were determined to be subject to liability classification as they are considered to be indexed to the Company's own stock but contain a provision where the holder of the Series I Warrants have the right to require the Company to redeem the Series I Warrants from the holder in cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of the Series I Warrants at that time, in accordance with ASC 815. As such, the Company recorded the Series I Warrants as a liability at fair value with subsequent changes in fair value recognized in earnings. The Company utilized the Black Scholes Model to calculate the fair value of these Series I Warrants. The fair value of the Series I Warrants of $3,981,034 was estimated at the date of issuance using the stock price of $5.92, an exercise price of $8.00, and the following weighted average assumptions: (i) dividend yield 0%; (ii) expected term of 5 years; (iii) equity volatility of 110%; and (iv) a risk-free interest rate of 4.21%.

In addition, the Company also issued the Series I Placement Agent Warrants (as defined herein) to purchase up to an aggregate of 140,000 shares of the Company's common stock to the Placement Agents (as defined herein). The Company utilized the Black Scholes Model to calculate the value of the Series I Placement Agent Warrants issued during the year ended December 31, 2025. The fair value of the Series I Placement Agent Warrants of $636,966 was estimated at the date of issuance using the stock price of $5.92, an exercise price of $8.00, and the following weighted average assumptions: (i) dividend yield 0%; (ii) expected term of 5 years; (iii) equity volatility of 110%; and (iv) a risk-free interest rate of 4.21%.

Series H-7 and Series I Warrant Amendment

On August 26, 2025, the Company entered into an omnibus amendment (the "Warrant Amendment") with the Required Holders (as defined in the Series H-7 Purchase Agreement and the Series I Purchase Agreement) to amend certain terms of the Series I Warrants and Series H-7 Warrants. The Warrant Amendment makes certain adjustments to the definition of a "Fundamental Transaction" and related provisions in each of the Warrants. In addition, the Warrant Amendment amends (i) the definition of the "Black Scholes Value" in the Series H-7 Warrants related to the volatility input, which is now calculated utilizing an expected volatility equal to the 30 day volatility obtained from the "HVT" function on Bloomberg (determined utilizing a 365 day annualization factor) as of the trading day immediately following the earliest to occur of (1) the public disclosure of the applicable Fundamental Transaction and (2) the date of a holder's request, and (ii) the definition of the "Black Scholes Consideration Value" in the Series H-7 Warrants related to the volatility input, which is now calculated utilizing an expected volatility equal to the 30 day volatility obtained from the "HVT" function on Bloomberg (determined utilizing a 365 day annualization factor) as of the trading day immediately following the date of issuance of the applicable options, convertible securities or Adjustment Right (as defined in the Series H-7 Warrants). Further, the Warrant Amendment removes the provision in the Series H-7 Warrants providing for an adjustment in the exercise price of the Series H-7 Warrants upon (a) the increase or decrease of the purchase or exercise price of any options, (b) the issuance of additional consideration upon the conversion of any convertible securities or (c) the increase or decrease of the rate of conversion of any convertible securities.

The Warrant Amendment resulted in the Series I Warrants and Series H-7 Warrants to be considered equity classified in accordance with ASC 815. The fair value of the Series I Warrants and Series H-7 Warrants on August 26, 2025, of $18,608,000, was reclassified from warrant liability to additional paid-in capital. The Company remeasured the Series I Warrants and Series H-7 Warrants at fair value as of August 26, 2025, and recognized the change in fair value as a non-cash loss of $17,971,034. The fair value of the Series I Warrants and Series H-7 Warrants of $18,608,000 was estimated at August 26, 2025, utilizing the Black Scholes Model using the following weighted average assumptions: dividend yield 0%; remaining term of 4.95 years and 2.96 years, respectively; equity volatility of 105% and 97%, respectively; and a risk-free interest rate of 3.7% and 3.6%, respectively.

Altucher Consulting Warrants

On August 4, 2025, the Company entered into a consulting agreement (the "Altucher Consulting Agreement") with James Altucher and Z-List Media, Inc. (the "Consultant"), pursuant to which, the Consultant agreed to provide certain consulting services to the Company, including fund raising, crypto portfolio management, investor relations, strategic planning, deal flow analysis, introductions to further its business goals, advice related to sector growth initiatives and any other consulting or advisory services which the Company reasonably requests that Consultant provide to the Company. The Altucher Consulting Agreement has a term of two years unless earlier terminated pursuant to the terms of the Altucher Consulting Agreement or upon mutual written consent of the Company and the Consultant in accordance with the terms of the Altucher Consulting Agreement.

Pursuant to the Altucher Consulting Agreement, the Company issued to the Consultant warrants to purchase up to an aggregate of 1,000,000 shares of common stock, consisting of: (i) a warrant to purchase up to 300,000 shares of common stock at an exercise price of $8.00 per share, which are immediately exercisable upon issuance (the "First Tranche Warrant"), (ii) a warrant to purchase up to 200,000 shares of common stock at an exercise price of $12.00 per share, which will be exercisable six months from the date of issuance (the "Second Tranche Warrant"), (iii) a warrant to purchase up to 200,000 shares of common stock at an exercise price of $15.00 per share (the "Third Tranche Warrant"), which will be exercisable twelve months from the date of issuance, and (iv) a warrant to purchase up to 300,000 shares of common stock at exercise price of $17.50 per share (the "Fourth Tranche Warrant" and together with the First Tranche Warrant, the Second Tranche Warrant and the Third Tranche Warrant, the "Consultant Warrants"), which will be exercisable eighteen months from the date of issuance, in each case, with each Consultant Warrant subject to exercisability, forfeiture and such other terms as set forth therein.

The Consultant Warrants were valued using the Black-Scholes option pricing model on the date of issuance using the following assumptions: (a) fair value of common stock with a range of $8.00 - $17.50 per share, (b) expected volatility of 79.00%, (c) dividend yield of 0%, (d) risk-free interest rate of 3.80%, and (e) expected life of 2 years. The grant date fair value of the Consultant Warrants was $4,892,000, of which, $1,680,930 of fair value assigned to the First Tranche Warrant was initially recorded to prepaid expense on the consolidated balance sheets as of December 31, 2025, and will be expensed as the services are rendered.

For the year ended December 31, 2025, the Company recorded $1,068,825 of stock-based compensation related to the First Tranche Warrants under general and administrative expenses on the consolidated statement of operations.

A summary of the Company's warrants to purchase common stock activity is as follows:

	Shares Underlying Warrants	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2024	722,761	$	51.04	3.44
Granted	4,928,427		6.66	—
Exercised	(178,200)		6.19	—
Expired	(19,112)	$	964,48	—
Outstanding at December 31, 2025	5,453,876	$	7.35	3.00

Rights Dividend and Shareholder Rights Plan

On July 31, 2025, the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Company Stock (as defined in the Rights Agreement (as defined below)). The dividend was distributed on August 11, 2025, to the stockholders of record at the close of business on that date. Each Right initially entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Series A Preferred Stock") at a price of $30 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

The Rights are governed by the Rights Agreement, dated as of July 31, 2025, between the Company and Equiniti Trust Company LLC, as Rights Agent, and the terms of the Series A Preferred Stock are as set forth in the Certificate of Designations of the Series A Preferred Stock, filed with the Delaware Secretary of State on August 1, 2025. The Company has reserved one hundred thousand (100,000) shares of Series A Preferred Stock for potential issuance upon the exercise of the Rights.

The declaration of the Rights dividend was a non-cash distribution and had no impact on the Company's consolidated financial statements, as no liability or expense was recorded. The Rights will become exercisable only upon the occurrence of certain events specified in the Rights Agreement.

NOTE 8. STOCK-BASED COMPENSATION

StableX Technologies, Inc. 2020 Long Term Incentive Plan

On May 28, 2020, the Company's shareholders approved the StableX Technologies, Inc. 2020 Long Term Incentive Plan (the "2020 Plan") for future grants of incentive stock options, nonqualified stock, stock appreciation rights, restricted stock, restricted stock units, performance and other awards. The Company originally reserved 76,872 shares of its common stock pursuant to the 2020 Plan. Stock options issued under the 2020 Plan have a maximum contractual term of 10 years. On December 30, 2024, the Company's stockholders approved an amendment to the 2020 Plan to increase the reserved shares by 187,500, to a total of 264,372 shares. On October 3, 2025, the Company's stockholders approved a further amendment to the 2020 Plan to increase the maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the Plan to 400,000 shares. The Company has 92 shares available for future issuance remaining under this plan as of December 31, 2025.

AYRO 2017 Long Term Incentive Plan

The Company has reserved a total of 3,734 shares of its common stock pursuant to the AYRO, Inc. 2017 Long-Term Incentive Plan. At December 31, 2025, no shares remained available for grant under future awards under the 2017 Long-Term Incentive Plan, and in connection with the 2020 Plan, the remaining unissued amounts were cancelled.

DropCar Amended and Restated 2014 Equity Incentive Plan

The Company's equity incentive plan created in 2014 (the "2014 Plan") was amended in 2018 to increase the number of shares of Company common stock available for issuance. Pursuant to the 2014 Plan, 1,104 shares of common stock were reserved for issuance. The Company had 422 shares of common stock outstanding and no shares available for grant under the 2014 Plan at December 31, 2025.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those options are determined by the Administrator and specified in the individual award agreements; and generally have a contractual term of 10 years. Awards granted under the 2020 Plan during the year ended December 31, 2025, vested under one of two schedules as specified in the individual award agreements: either immediately upon grant, or 75% upon grant with the remaining 25% vesting on December 31, 2025. All options granted during the year ended December 31, 2025, were fully vested as of December 31, 2025.

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model that uses assumptions in the following tables. Because Black-Scholes option valuation models incorporate ranges of assumptions for inputs, these ranges are disclosed. Expected volatilities are based on historical volatilities of the Company's stock. The Company uses the simplified method to estimate the expected term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

In applying the Black-Scholes option pricing model to the options issued, the Company used the following assumptions:

	December 31, 2025
Risk free interest rate	3.64% - 3.73%
Expected term (years)	5.00
Expected volatility	110.48% - 128.00%
Expected dividends	0.00%

Below is a table summarizing the changes in stock options outstanding during the year ended December 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Contractual Life (Years)
Outstanding at December 31, 2024	479	$ 5,280	3.45
Grants	325,468	6.33	
Exercised	—	—	
Expired	(57)	20,032	
Outstanding at December 31, 2025	325,890	$ 10.52	9.8
Exercisable at December 31, 2025	325,890	$ 10.52	9.8

The weighted average grant date fair value of options granted during the years ended December 31, 2025 was $5.95. There were no stock options granted during the year ended December 31, 2024. The aggregate intrinsic value of stock options vested and exercisable was $0 and $0 for the years ended December 31, 2025 and 2024, respectively.

The aggregate intrinsic value at December 31, 2025 and 2024, is calculated as the difference between the exercise price of the underlying options and the closing stock price of $2.63 and $10.93 from the Company's common stock as of December 31, 2025 and 2024, respectively.

The Company recognized $1,235,419 and $8,158 of stock option expense for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, there was no unrecognized compensation cost related to stock options.

Total stock-based compensation, including restricted stock awards and stock options is included in the consolidated statement of operations as follows:

| | Years Ended December 31, | |
	2025	2024
Research and development	$ —	$ 3,810
Sales and marketing	—	453
General and administrative	1,235,419	709,486
Total	$ 1,235,419	$ 713,749

Restricted Stock

On December 2, 2024, pursuant to the StableX Technologies, Inc. 2020 Long-Term Incentive Plan, the Company granted 58,646 shares of restricted stock to non-executive directors. As of December 31, 2025 and 2024, all shares of restricted stock were vested and issued. (See Note 7. Stockholders' Equity)

The total fair value of restricted stock vested for the years ended December 31, 2025 and 2024 was $0 and $731,889, respectively.

The Company recognized compensation expense related to all restricted stock during the years ended December 31, 2025 and 2024, of $0 and $705,591, respectively. No compensation expense was recognized during the year ended December 31, 2025, as all restricted stock awards were fully vested as of December 31, 2024. As of December 31, 2025, there was no unrecognized compensation cost related to restricted stock awards.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement

On August 27, 2024, the Company partnered with Lithion Battery Inc. ("Lithion"), a manufacturer of certain iron phosphate and lithium-ion battery cells, modules and battery packs, and entered into a purchase agreement with Lithion (the "Lithion Purchase Agreement"), pursuant to which, the Company agreed to purchase batteries from Lithion for an aggregate of $1,211,150 through 2025. On June 17, 2025, Lithion filed a complaint with the Supreme Court of the State of New York Country of New York, pursuant to which, Lithion claimed the Company was in breach of contract of the Lithion Purchase Agreement for failure to pay amounts owed under the Lithion Purchase Agreement in connection with the order of certain batteries. Lithion sought damages equal to $717,120 plus interest. On July 28, 2025, the Company entered into a Settlement Agreement (as defined herein) with Lithion, pursuant to which the Company paid Lithion $540,000 on July 30, 2025, and upon payment, the Company took possession of the remaining battery cells, modules, and battery packs. Pursuant to the Settlement Agreement, all causes of action, counterclaims, and claims that were asserted or could have been asserted by the parties against each other in connection with the Lithion Purchase Agreement were settled in full, with no party having continuing liability to the other party.

Litigation

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, that it believes are incidental to the operation of its business. While the outcome of these claims cannot be predicted with certainty, other than the matters noted above, management does not believe that the outcome of any of these legal matters will have a material adverse effect on its results of operations, financial positions, or cash flows.

On October 20, 2023, Club Car filed a complaint against the Company in the Superior Court of Columbia County, Georgia (Civil Action File No.2023ECV0838) (the "Club Car Complaint"), alleging that the Company had breached its contractual obligations to Club Car under a master procurement agreement (the "MPA") entered into by and among AYRO Operating Company, Inc., the Company's subsidiary ("AYRO Operating"), and Club Car on March 5, 2019 due to alleged defects in the vehicles sold to Club Car and the Company's termination of warranty support following termination of the MPA. During December 2024, the Company entered into a $1.5 million settlement agreement with Club Car, resolving all claims asserted in or arising from the litigation. As of December 31, 2024, the related accrued warranty reserve balance of $403,778 was no longer required and applied against the $1.5 million legal settlement. The warranty reserve was for Club Car product warranty, and upon the legal settlement, all claims were released against future warranties.

In February of 2024, Inventus Power, Inc. filed a complaint against the Company in the Circuit Court of the Eighteenth Judicial Circuit, County of DuPage, Illinois, alleging that the Company failed to pay invoices for certain battery packs and related equipment. In April of 2024, the Company filed counterclaims asserting that the battery packs in question were defective and not in compliance with contractual specifications. In August of 2024, the parties entered into a confidential settlement agreement, pursuant to which they agreed to dismiss with prejudice the claims and counterclaims in this lawsuit. The settlement agreement did not have a material impact on the Company's results of operations or financial condition.

Executive Compensation Agreement

On August 14, 2025, the Company entered into an executive compensation agreement (the "Employment Agreement") with Joshua Silverman, who served as the Company's Executive Chairman, to become the Company's Chief Executive Officer. The Employment Agreement has a three-year initial term commencing on August 14, 2025, which term automatically renews each year for successive one-year terms, unless earlier terminated by either party in accordance with the terms of the Employment Agreement. Pursuant to the Employment Agreement Mr. Silverman is entitled to receive an annual base salary of three hundred thousand dollars ($300,000) ("Base Salary") effective as of January 1, 2025, payable in accordance with the Company's normal payroll practices. For each fiscal year during the employment period, Mr. Silverman is eligible to receive an annual bonus upon achievement of target objectives and performance criteria, payable on or before March 15 of the fiscal year following the fiscal year to which the bonus relates. The Employment Agreement also entitles Mr. Silverman to receive customary benefits and reimbursement for ordinary business expenses. In addition, the Company agreed to grant Mr. Silverman long-term incentive awards under the Company's long-term equity incentive plan (the "LTIP") on such terms and conditions as determined by the Board and the Compensation Committee in their sole discretion. For each fiscal year during the employment period, Mr. Silverman shall receive annual long-term incentive awards under the LTIP of up to 300% of his Base Salary upon achievement of target objectives and performance criteria established by the Board in their sole discretion, subject to and governed by the terms and provisions of the LTIP as in effect from time to time and the award agreements evidencing such awards.

In the event Mr. Silverman's employment is terminated by the Company for Cause (as defined in the Employment Agreement) or by Mr. Silverman without Good Reason (as defined in the Employment Agreement) , Mr. Silverman will be entitled to: (i) any earned but unpaid Base Salary earned during his employment and applicable to all pay periods prior to the termination date, and (ii) any unpaid expense reimbursements and vested amounts and benefits in accordance with the terms of any applicable plan, program, corporate governance document, policy, agreement or arrangement of the Company (collectively, "Accrued Compensation").

If Mr. Silverman's employment is terminated prior to the end of the term by the Company without Cause or by Mr. Silverman for Good Reason, then, subject to certain conditions set forth in the Employment Agreement (including the execution and non-revocation of a general release of claims), Mr. Silverman will be entitled to: (i) Accrued Compensation; (ii) severance equal to two times the sum of (A) Mr. Silverman's Base Salary in effect at the time his employment terminates and (B) the target bonus for the year of termination prorated based upon the number of days worked for the year of termination; and (iii) accelerated vesting of the unvested portion of any outstanding equity awards.

If Mr. Silverman's employment is terminated prior to the end of the term by the Company without Cause or by Mr. Silverman for Good Reason within two (2) years after a Change in Control (as defined in the Employment Agreement) or within six (6) months prior to a Change in Control, Mr. Silverman will be entitled to: (i) Accrued Compensation; (ii) severance equal to three times the sum of (A) Mr. Silverman's Base Salary in effect at the time his employment terminates and (B) the target bonus for the year of termination prorated based upon the number of days worked for the year of termination; and (iii) accelerated vesting of the unvested portion of any outstanding equity awards.

Lease Agreements

In 2019, the Company entered into a new lease agreement for office and manufacturing space (the "2019 Lease"). The 2019 Lease commencement date was January 16, 2020. Prior to the commencement date of the 2019 Lease, the Company leased other office and manufacturing space on a short-term basis. The Company determined if an arrangement is a lease at commencement of the contract and whether a contract is or contains a lease by determining whether it conveys the right to control the use of identified asset for a period of time. These leases provide the right to substantially all the economic benefits from the use of the identified asset and the right to direct use of the identified asset, as such, the contract is, or contains, a lease. In connection with the adoption of ASC 842, *Leases* (ASC 842), the Company has elected to treat the lease and non-lease components as a single component.

Leases were classified as an operating lease at commencement. An operating lease results in the recognition of a Right-of-Use ("ROU") assets and lease liability on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term as of the commencement date. Because the lease does not provide an explicit or implicit rate of return, the Company determines an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis.

The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar terms, which is 10.41%. Lease expense for the lease is recognized on a straight-line basis over the lease term.

The Company's leases do not contain any residual value guarantees or material restrictive covenants. Leases with a lease term of 12 months or less are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term. The Company currently has no finance leases.

The Company's sole operating lease has a one-time option to renew the lease term for an additional sixty months. In accordance with ASC 842, the lease term excludes the renewal option period, as the Company is not reasonably certain to exercise the option.

During the second quarter of 2025, the Company entered into a sublease arrangement with a third party for the remaining term of the head lease, as the underlying facility is no longer being utilized due to the pause in the Company's electric vehicle manufacturing operations. The sublease term does not extend beyond the noncancelable period of the head lease.

As of December 31, 2025, the Company has concluded that it does not have an economic incentive to exercise the renewal option. Accordingly, the renewal period has not been included in the measurement of the lease liability or right-of-use asset. The Company will continue to reassess this conclusion if facts and circumstances change.

During the year ended December 31, 2025, the Company recognized sublease income of $274,623, which is recorded as a reduction of general and administrative expense within the consolidated statement of operations. No sublease income was recognized during the year ended December 31, 2024. The Company does not have any sublease arrangements that extend beyond the remaining term of the head lease, and accordingly, no additional future sublease income has been included beyond the contractual sublease term.

During the year ended December 31, 2024, the Company reassessed the carrying value of its right-of-use asset due to a sublease arrangement and concluded that the carrying amount of the right-of-use asset exceeded its estimated recoverable amount. Consequently, an impairment charge of $44,175 was recognized in the consolidated statement of operations for the year ended December 31, 2024.

During the years ended December 31, 2025 and 2024, cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating lease were $261,223 and $254,277, respectively. Total lease expense is allocated to selling, general and administration expense, and cost of goods sold. The components of lease expense (within different expense groupings) consist of the following:

| | Years Ended December 31, | |
	2025	2024
Operating lease expense	$ 244,785	$ 244,785
Variable lease expense	91,719	-
Short-term lease expense	327,305	190,203
Total lease cost	$ 663,809	$ 434,988
Sublease income	$ (274,623)	$ -

Variable lease expense consists primarily of the Company's proportionate share of common area maintenance, real estate taxes, insurance, utilities, and other operating costs under its real estate lease, which are recognized as incurred.

Sublease income includes fixed rental payments as well as reimbursements from the subtenant for common area maintenance, taxes, insurance, and other operating expenses.

Sublease income exceeded operating lease expense for the year ended December 31, 2025, due to the timing and structure of the sublease arrangement. The Company remains obligated under the head lease and recognized an impairment of the related ROU asset related to the sublease during the year ended December 31, 2024, based on expected future cash flows over the remaining lease term.

Balance sheet information related to leases consists of the following:

	December 31,			
	2025		**2024**	
Assets				
Operating lease – right-of-use asset	$	227,171	$	429,819
Total lease assets	$	227,171	$	429,819
Liabilities				
Current liabilities:				
Lease obligation – operating lease	$	250,517	$	219,085
Noncurrent liabilities:				
Lease obligation - operating lease, net of current portion		33,225		283,742
Total lease liability	$	283,742	$	502,827

As of December 31, 2025, the weighted-average remaining lease term and discount rate is as follows:

Weighted average remaining lease term (in years) – operating lease	1.20
Weighted average discount rate – operating lease	10.41%

Future minimum lease payment under non-cancellable leases as of December 31, 2025, are as follows:

	Operating Leases	
2026	$	268,378
2027		44,929
Total minimum lease payments		313,307
Less: effects of discounting		(29,565)
Present value of future minimum lease payments	$	283,742

NOTE 10. FAIR VALUE MEASUREMENTS

Fair value measurements discussed herein represent management's best estimate of fair value as of and during the year ended December 31, 2025 and 2024. The fair value of the bifurcated embedded derivative related to the convertible preferred stock was estimated using a Monte Carlo simulation model, which uses as inputs the fair value of the Company's common stock and estimates for the equity volatility and traded volume volatility of the Company's common stock, the time to maturity of the convertible preferred stock, the risk-free interest rate for a period that approximates the time to maturity, dividend rate, a penalty dividend rate, and the Company's probability of default. The fair value of the warrant liability was estimated using the Black Scholes Model which uses as inputs the following weighted average assumptions, as noted above: dividend yield, expected term in years, equity volatility, and risk-free interest rate.

The Company determines the fair value of its financial instruments in accordance with ASC 820, "Fair Value Measurement." The fair value hierarchy, which prioritizes the inputs used in measuring far value, is described in Note 3. Summary of Significant Accounting Policies.

Fair Value on a Recurring Basis

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The estimated fair value of marketable securities and money market accounts represents a Level 1 measurement. The estimated fair value of the warrant liability and bifurcated embedded derivatives represent Level 3 measurements.

Level 3 financial instruments are valued using significant unobservable inputs and require the use of judgment and estimates by management.

The following table presents information about the Company's liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

The following table sets forth a summary of the Company's assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2025		December 31, 2024	
	Cash Equivalents	Marketable Securities	Cash Equivalents	Marketable Securities
Fair Value Level 1				
Prime institutional money market fund....................................	$ —	$ 450,250	$ 13,891,997	$ 4,089,832
U.S. Treasury Notes – under 90 days......................................	1,007,324	—	—	—
U.S. Treasury Notes – over 90 days	—	2,718,112	—	—
Total debt investments..	$ 1,007,324	$ 3,168,362	$ 13,891,997	$ 4,089,832

	Warrant Liability	Derivative Liability	Warrant Liability	Derivative Liability
Fair Value Level 3				
Derivative financial instruments...	$ —	$ 19,000	$ 2,362,900	$ 2,661,000
Total financial derivatives	$ —	$ 19,000	$ 2,362,900	$ 2,661,000

The following table sets forth a summary of the change in the fair value of the warrant liability, which is considered a Level 3 investment, which is measured at fair value on a recurring basis:

Balance on December 31, 2023	$	13,319,800
Change in fair value of warrant liability		(10,956,900)
Balance on December 31, 2024		2,362,900
Add: Fair value of Series I warrant liability..		3,981,034
Reclassification of warrants to equity upon amendment...		(17,410,379)
Change in fair value of warrant liability		11,627,100
Balance on December 31, 2025	$	—

During the year ended December 31, 2025, the Company recorded a loss of $11,627,100, respectively, related to the change in fair value of the Series H-7 and I Warrant liability which is recorded in other income (expense) on the consolidated statements of operations. During the year ended December 31, 2024, the Company recorded a gain of $10,956,900 related to the change in fair value of the Series H-7 Warrant liability which is recorded in other income (expense) on the consolidated statements of operations.

These fair value measurements are classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

The fair value of the Series H-7 Warrants and Series I Warrants of $0 and $2,362,900 were estimated at December 31, 2025 and 2024, respectively, utilizing the Black Scholes Model, with the following inputs:

	December 31, 2025		December 31, 2024	
Stock price	$	7.37	$	10.88
Exercise price	$	6.19	$	32.00
Dividend yield		0.0%		0.0%
Remaining terms...		3.11		3.61
Equity volatility		71.0%		75.0%
Risk-free interest rate..		3.7%		4.3%

The following table sets forth a summary of the change in the fair value of the derivative liability, which is considered a Level 3 investment, that is measured at fair value on a recurring basis:

Balance on December 31, 2023	$	9,400,000
Change in fair value of derivative liability		(6,739,000)
Balance on December 31, 2024		2,661,000
Add: Fair value of Series I derivative liability...		24,000
Add: Change in fair value Series H-7 derivative liability due to amendment...		188,000
Change in fair value of derivative liability		(2,854,000)
Balance on December 31, 2025	$	19,000

During the years ended December 31, 2025 and 2024, the Company recorded income of approximately $2,654,000 and $6,739,000, respectively, related to the change in fair value of the derivative liability which is recorded in other income (expense) on the consolidated statements of operations.

These fair value measurements are also classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

The Company estimated the $19,000 and $2,661,000 fair value of the bifurcated embedded derivative at December 31, 2025 and December 31, 2024, respectively, using a Monte Carlo simulation model, with the following inputs:

	December 31, 2025	December 31, 2024
Volatility	130.0%	70.0%
Time to maturity	1.10	0.58
Discounted market interest	7.5%	9.1%
Dividend rate	7.0%	8.0%
Penalty dividend rate	15.0%	15.0%
Probability of default	9.0%	15.1%

The valuation of the Company's Level 3 financial instruments is inherently subjective, as it requires the use of significant unobservable inputs. Changes in these inputs could result in materially different fair value measurements. In particular, increases in the Company's stock price, expected volatility, or expected term, as well as decreases in the discount rate or probability of default, would generally result in a higher fair value of the derivative and warrant liabilities, while decreases in these inputs would generally result in a lower fair value. The Company evaluates the sensitivity of its fair value measurements to changes in significant unobservable inputs as part of its valuation process.

NOTE 11. INVESTMENTS IN MARKETABLE SECURITIES

The Company's investments consist of (i) U.S. Treasury bills and notes and (ii)investments in a U.S. government money market fund. These investments are measured at fair value with changes in fair value recognized in. earnings within Other income (expense), net in the consolidated statements of operations.

The Company classifies investments with original maturities of three months or less at the date of purchase as cash and cash equivalents and those with original maturities greater than three months as marketable securities.

Trading debt securities: The Company's U.S. Treasury bills and notes are classified as trading debt securities and are recorded at fair value. Realized and unrealized gains and losses are recognized in earnings.

Money market fund: The Company also invests in a prime institutional money market fund, which is a pooled investment vehicle that invests in a diversified portfolio of short-term, high-quality debt instruments, including U.S. government securities, commercial paper, certificates of deposit, and repurchase agreements. The investment is recorded at fair value and changes in fair value are recognized in earnings.

The following table summarizes the Company's trading securities by major investment type as of December 31, 2025 and 2024:

Security Type:		December 31, 2025		December 31, 2024
U.S. Treasury Bills	$	2,718,112	$	4,089,832
U.S. Treasury Notes		—		—
Total U.S. Treasury Securities	$	2,718,112	$	4,089,832
Prime institutional money market fund		450,250		—
Total Trading Securities	$	3,168,362	$	4,089,832

The Company recognized unrealized losses of $91,936 and $98,315 for the years ended December 31, 2025 and 2024, respectively, and realized gains of $409,818 and $1,322,971 for the years ended December 31, 2025 and 2024, respectively.

NOTE 12. SEGMENT REPORTING

The Company currently operates as one operating segment, which is also the sole reportable segment. The Company's CODM is its Executive Chairman and Principal Executive Officer, who assess performance and makes all resource allocation decisions based on consolidated net income (loss).

The CODM does not review discrete financial information or separate performance metrics for any individual business activity and all decisions are made based on consolidated results. The measure of segment assets is consolidated total assets as presented on the consolidated balance sheets. The accounting policies of the segment are the same as those described in Note 3. Summary of Significant Accounting Policies.

During the third quarter of 2025, the Company adopted a digital asset treasury management strategy. These activities are managed centrally and discrete operating results are not regularly reviewed separately by the CODM; accordingly, they are included within the single reportable segment.

In addition to the significant expense categories included within net loss presented on the Company's Consolidated Statements of Operations, see below for disaggregated amounts that comprise consulting and personnel expenses:

	Years Ended December 31,			
	2025		**2024**	
Consulting expenses	$	4,822,857	$	4,578,735
Personnel expenses		2,394,957		3,336,242
Other expenses*		2,281,925		4,874,832
Total operating expenses	$	9,499,739	$	12,789,809

* Other expenses materially comprised of rent, property taxes, insurance, depreciation, licenses and business taxes, software subscription fees, issuance cost, bad debt, dues and subscriptions, travel and entertainment, and marketing. Other expenses includes loss on impairment of long-lived assets of $1,659,835 for the year ended December 31, 2024.

NOTE 13. RELATED-PARTY TRANSACTIONS

Gilbert Villarreal, the president of the Company's subsidiary, Ayro Operating Company, Inc. ("AYRO Operating"), through GLV Ventures and Electric Power, entities owned and controlled by Mr. Villarreal, has been providing consulting services to the Company in connection with the reengineering of the Company's Vanish at a rate of $30,000 per month. In addition to the compensation paid to Mr. Villarreal as president of AYRO Operating, see below for related-party incurred expenses and liabilities:

Related-Party Incurred Expenses

		Years Ended December 31,			
Related Party	Classification	**2025**		**2024**	
Electric Power Energy	Research and development	$	630,544	$	99,070
Electric Power Energy	General and administrative		904,431		374,972
Total		$	1,534,975	$	474,042

Related-Party Liabilities

Related Party	Classification	**December 31, 2025**		**December 31, 2024**	
Electric Power Energy	Accrued expenses and other current liabilities	$	5,000	$	103,717
Total		$	5,000	$	103,717

NOTE 14. INCOME TAXES

The Company adopted ASU 2023-09 on January 1, 2025, on a prospective basis. Accordingly, the enhanced income tax disclosures required under the new standard are presented only for the year ended December 31, 2025. Prior period amounts have not been recast and are therefore not comparable.

Components of Income Tax Expense (Benefit)

The components of income tax expense (benefit) from continuing operations for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025	December 31, 2024
Current income tax expense (benefit):		
Federal	$ —	$ —
State	—	—
Foreign	—	—
Total current income taxes	$ —	—
Deferred income tax expense (benefit):		
Federal	$ 2,395,152	$ 3,866,700
State	3,612	158,207
Foreign	—	—
Total deferred income taxes	2,398,764	4,024,907
Change in valuation allowance	(2,398,764)	(4,024,907)
Income tax expense (benefit)	$ —	$ —

The Company recorded no current or deferred income tax expense for the years ended December 31, 2025 and 2024, primarily due to losses and a full valuation allowance on deferred tax assets.

Enhanced Disclosures (ASU 2023-09 – 2025)

Effective Tax Rate Reconciliation (2025)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax net loss compared to the income taxes in the statement of operations for the year ended December 31, 2025.

In accordance with ASU 2023-09, reconciling items greater than 5% of the statutory tax rate are presented separately. Amounts below this threshold are aggregated within "Other." The 2025 reconciliation below is not presented on a comparable basis with prior periods due to the adoption of ASU 2023-09.

	Amount	% of Pretax Income
Income tax benefit at statutory U.S. federal rate (21%)	$ (4,428,721)	(21.00%)
Warrant liability	2,441,691	11.36%
Derivative liability	(599,340)	(2.84%)
Change in valuation allowance	2,398,764	11.37%
Other [1]	187,606	0.89%
Income tax expense (benefit)	$ —	0.00%

[1]   Includes equity-based compensation, state taxes, return to provision adjustments, and other individually immaterial items.

Income Taxes Paid (Disaggregated) – 2025

(in dollars)	Amount
U.S. federal	$ —
U.S. state	—
Foreign	—
Total income taxes paid	$ —

Legacy Disclosures (ASC 740 – 2024)

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax net loss compared to the income taxes in the statement of operations as of December 31, 2024.

	December 31, 2024
Income tax benefit at statutory U.S. federal rate	$ (368,651)
Warrant liability	(2,300,949)
Derivative liability	(1,415,190)
Equity based compensation	217,188
Income tax expense/(benefit) attributable to U.S. states	(2,372)
Change in valuation allowance	4,024,907
Change in state tax rate	(64,328)
Return to provision adjustments	(91,202)
Other	597
Total tax expense	$ 0.00

Deferred Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table sets forth deferred income tax assets and liabilities as of the date shown:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating losses	$ 26,315,852	$ 24,007,075
Intangible assets	74,149	78,264
Capitalized research and development expense	1,560,586	2,203,714
Equity based compensation	266,758	—
Lease liability	61,267	108,573
Warrants	142,765	22,405
Digital assets	464,455	—
Other	400,898	531,543
Deferred tax assets	29,286,730	26,951,574
Deferred tax liabilities		
ROU asset	(49,052)	(92,809)
Other	(5,168)	(25,020)
Deferred tax liabilities	(54,220)	(117,829)
Valuation allowance	(29,232,509)	(26,833,745)
Net deferred tax asset/(liability)	$ —	$ —

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future rewrite taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. A valuation allowance has been applied to the amount of deferred tax assets management expects will be unrealized.

The Company's policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of January 1, 2025, the Company had no unrecognized tax benefits and no charge during 2025, and accordingly, the Company did not recognize any interest or penalties during 2025 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of December 31, 2025.

The Company has federal net operating loss carryforwards of $112,929,929 and $101,941,194 as of December 31, 2025 and 2024, respectively. $995,801 of the federal net operating loss is subject to a 20 year carry forward, with a portion beginning to expire in 2036. $111,934,128 of the federal net operating loss has an indefinite carry forward period. The Company has State net operating loss carryforwards totaling $55,089,305 and $56,427,513 at December 31, 2025 and 2024. The Company has various state net operating loss carryforwards. The determination of the state net operating loss carryforwards is dependent upon apportionment percentages and state laws that can change from year to year and impact the amount of such carryforwards. If such net operating loss carryforwards are not utilized, they will begin to expire in 2031.

The following table sets for the tax years subject to examination for the major jurisdictions where the Company conducted business in the prior years and as of December 31, 2025.

Federal	2021 to 2025
Texas and Georgia	2020 to 2025

Federal and state laws impose substantial restrictions on the utilization of NOL carryforwards in the event of an ownership change for income tax purposes, as defined in Section 382 of the Internal Revenue Code ("IRC"). Pursuant to IRC Section 382, annual use of the Company's NOL carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382 analysis regarding the limitation of NOL carryforwards.

However, it is possible that past ownership changes will result in the inability to utilize a significant portion of the Company's NOL carryforward that was generated prior to any change of control. The Company's ability to use its remaining NOL carryforwards may be further limited if the Company experiences an IRC Section 382 ownership change in connection with future changes in the Company's stock ownership.

The Tax Cuts and Jobs Act ("TCJA") requires taxpayers to capitalize and amortize research and experimental expenditures under IRC Section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the year ended December 31, 2022 and resulted in the capitalization of research and development costs of $1,394,905 and $1,493,202 during the years ended December 31, 2025 and 2024, respectively. Before the TCJA, businesses have had the option of deducting Section 174 expenses in the year incurred or capitalizing and amortizing the costs over five years. The Company will amortize these costs for tax purposes over five years if the research and development was performed in the U.S. and over 15 years if research and development was performed outside the U.S.

NOTE 15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statements were issued, which is the date the Company filed its Form 10-K. Based on this evaluation, the Company has determined that there were no subsequent events that require adjustment to or disclosure in the accompanying consolidated financial statements.

Exhibit 4.22

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of StableX Technologies, Inc. ("we," "our," "us" and the "Company") and provisions of our Amended and Restated Certificate of Incorporation (as amended, the "Articles of Incorporation"), and Amended and Restated Bylaws (as amended, the "Bylaws") are intended as summaries and are qualified by reference to the Articles of Incorporation and the Bylaws which are filed as exhibits to our Annual Report on Form 10-K and are incorporated herein by reference.

Authorized Capital Stock

Our Articles of Incorporation authorize us to issue 1,200,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which 8,500 are designated as Series H Convertible Preferred Stock ("Series H Preferred Stock"), 8,461 are designated as Series H-3 Convertible Preferred Stock ("Series H-3 Preferred Stock"), 50,000 are designated as Series H-6 Convertible Preferred Stock ("Series H-6 Preferred Stock"), 22,000 are designated as Series H-7 Convertible Preferred Stock ("Series H-7 Preferred Stock"), and 7,000 are designated as Series I Convertible Preferred Stock ("Series I Preferred Stock").

The authorized and unissued shares of Common Stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors does not intend to seek stockholder approval for the issuance and sale of our Common Stock or preferred stock.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. So long as any shares of Series H-7 Preferred Stock are outstanding, as they are at this time, we are not able to declare or pay any cash dividend or distribution on any of our capital stock (other than as required by the Series H-7 Preferred Stock Certificate of Designations ("Series H-7 Certificate of Designations")) without the prior written consent of the Required Holders (as defined in the Series H-7 Certificate of Designations).

In the event of the Company's liquidation or dissolution, the holders of our Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. No sinking fund provisions are applicable to our Common Stock. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. All outstanding shares of our Common Stock are validly authorized and issued, fully paid and nonassessable.

The transfer agent and registrar for our Common Stock is Issuer Direct Corporation. The transfer agent's address is One Glenwood Ave, Suite 1001, Raleigh, NC 27603. Our Common Stock is listed on The Nasdaq Capital Market under the symbol "SBLX."

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our Common Stock and could dilute the voting rights of the holders of our Common Stock.

Prior to the issuance of shares of each series of preferred stock, our board of directors is required by the Delaware General Corporation Law ("DGCL") and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

● the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;

● the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

● whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

● whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors may determine;

● whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

● whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

● whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

● the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

● any other relative rights, preferences and limitations of that series.

Series H Convertible Preferred Stock

Under the terms of the Series H Certificate of Designation, each share of the Company's Series H Preferred Stock has a stated value of $154.00 and is convertible into shares of the Company's Common Stock, equal to the stated value divided by the conversion price of $23,654.10 per share (subject to adjustment in the event of stock splits or dividends). The Company is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the Company's Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon such conversion. In the event of liquidation, the holders of the Series H Preferred Stock are entitled, pari passu with the holders of Common Stock, to receive a payment in the amount the holder would receive if such holder converted the Series H Preferred Stock into Common Stock immediately prior to the date of such payment.

Series H-3 Convertible Preferred Stock

Pursuant to the Series H-3 Preferred Stock Certificate of Designations (the "Series H-3 Certificate of Designation"), the holders of the Company's Series H-3 Preferred Stock were entitled to elect up to two members of the then-seven-member Board, subject to certain step downs. Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Preferred Stock has a stated value of $138.00 and is convertible into shares of Common Stock, equal to the stated value divided by the conversion price of $21,196.80 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-3 Preferred Stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of Common Stock calculated immediately after giving effect to the issuance of shares of Common Stock upon the conversion of the Series H-3 Preferred Stock.

In the event of liquidation, the holders of the Series H-3 Preferred Stock are entitled, pari passu with the holders of Common Stock, to receive a payment in the amount the holder would receive if such holder converted the Series H-3 Preferred Stock into Common Stock immediately prior to the date of such payment.

Series H-6 Convertible Preferred Stock

On February 5, 2020, the Company filed the Certificate of Designations, Preferences and Rights of the Series H-6 Preferred Stock (the "Series H-6 Certificate of Designation") with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-6 Preferred Stock. The Company designated up to 50,000 shares of Series H-6 Preferred Stock and each share has a stated value of $72.00 (the "H-6 Stated Value"). Each share of Series H-6 Preferred Stock is convertible at any time at the option of the holder thereof, into a number of shares of Common Stock of the Company determined by dividing the H-6 Stated Value by the initial conversion price of $460.80 per share, which was then further reduced to $320.00 under the anti-dilution adjustment provision, subject to a 9.99% blocker provision and then decreased to $92.16 upon the Company's one-for-eight reverse stock split effective on September 15, 2023 ("Reverse Stock Split"). The Series H-6 Preferred Stock has the same dividend rights as the Common Stock, except as provided for in the Series H-6 Certificate of Designation or as otherwise required by law. The Series H-6 Preferred Stock also has the same voting rights as the Common stock, except that in no event shall a holder of Series H-6 Preferred Stock be permitted to exercise a greater number of votes than such holder would have been entitled to cast if the Series H-6 Preferred Stock had immediately been converted into shares of Common Stock at a conversion price equal to $92.16. In addition, a holder (together with its affiliates) may not be permitted to vote Series H-6 Preferred Stock held by such holder to the extent that such holder would beneficially own more than 9.99% of the Company Common Stock. In the event of any liquidation or dissolution, the Series H-6 Preferred Stock ranks senior to the Common Stock in the distribution of assets, to the extent legally available for distribution.

The holders of Series H-6 Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues shares of its Common Stock at a lower price per share than the applicable conversion price of the Series H-6 Preferred Stock. If any such dilutive issuance occurs prior to the conversion of the Series H-6 Preferred Stock, the conversion price will be adjusted downward to a price that cannot be less than $92.16.

Series H-7 Convertible Preferred Stock

The Series H-7 Preferred Stock are convertible into Common Stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $128.00 (the "Conversion Price"), which, following the Company's Reverse Stock Split and pursuant to the stock combination event adjustment provisions in the Series H-7 Certificate of Designations, was subsequently reduced to $32.00. The Conversion Price is subject to adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Company is required to redeem the Series H-7 Preferred Stock in 12 equal monthly installments from, and including, the applicable Installment Date (as defined in the Series H-7 Certificate of Designations). On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock, which became effective upon filing, which amended the commencement of the monthly installment dates, to be between May 7, 2024, and August 7, 2025. The first such installment dates were May 7, 2024 and August 7, 2024, as elected by the applicable investor.

The amortization payments due upon redemption of the Series H-7 Preferred Stock are payable, at the Company's election, in cash at 105% of the Installment Redemption Amount (as defined in the Series H-7 Certificate of Designations), or subject to certain limitations, in shares of Common Stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Company's Common Stock during the thirty consecutive trading day period immediately prior to the date the amortization payment is due and (B) $11.904 (as adjusted for the Company's Reverse Stock Split and subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market. The holders of the Series H-7 Preferred Stock have the option to defer amortization payments or, subject to certain limitations as specified in the Series H-7 Certificate of Designations, can elect to accelerate installment conversion amounts.

The holders of the Series H-7 Preferred Stock are entitled to dividends of 8.0% per annum, compounded monthly, which are payable in cash or shares of Common Stock at the Company's option, in accordance with the terms of the Series H-7 Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series H-7 Certificate of Designations), the Series H-7 Preferred Stock will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the holders of the Series H-7 Preferred Stock are also entitled to receive a dividend make-whole payment.

The Series H-7 Certificate of Designations provides that, except as required by applicable law, the holders of the Series H-7 Preferred Stock will be entitled to vote with holders of the Common Stock on an as converted basis, with the number of votes to which each holder of Series H-7 Preferred Stock is entitled to be determined by dividing the Stated Value by a conversion price equal to $92.16 per share (as adjusted for the Reverse Stock Split), which was the "Minimum Price" (as defined in Nasdaq Listing Rule 5635(d)) applicable immediately before the execution and delivery of the Series H-7 Purchase Agreement, subject to certain beneficial ownership limitations and adjustments for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions, as set forth in the Certificate of Designations.

Notwithstanding the foregoing, the Company's ability to settle conversions and make amortization and dividend make-whole payments using shares of Common Stock is subject to certain limitations set forth in the Series H-7 Certificate of Designations. Further, the Series H-7 Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Common Stock issuable upon conversion of, or as part of any amortization payment or dividend make-whole payment under, the Series H-7 Certificate of Designations or Series H-7 Warrants.

The Series H-7 Certificate of Designations includes certain triggering events including, among other things, the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company's failure to pay any amounts due to the holders of the Series H-7 Preferred Stock when due. In connection with a triggering event, each holder of Series H-7 Preferred Stock will be able to require the Company to redeem in cash any or all of the holder's Series H-7 Preferred Stock at a premium set forth in the Series H-7 Certificate of Designations.

The Series H-7 Certificate of Designations contains certain restrictive provisions, including (i) a requirement to maintain unencumbered, unrestricted cash and cash equivalents on hand in an amount equal to (a) until December 31, 2023, at least $20,000,000 plus the net proceeds from the sale of the Series H-7 Preferred Stock pursuant to the Series H-7 Purchase Agreement, and (b) from January 1, 2024 and until an aggregate of eighty percent (80%) of the Series H-7 Preferred Stock have been converted into shares of Common Stock, at least $21,000,000, and (ii) a requirement to deposit an amount equal to $10,000,000 from the Private Placement proceeds into a newly established segregated deposit account of the Company ("Segregated Cash"), and to use such Segregated Cash solely for the purpose of performing the Company's monetary obligations to the holders of the Series H-7 Preferred Stock, provided, however, that the Company may use the Segregated Cash for any purpose, including general corporate purposes, with the prior written consent of holders of at least 75% of the outstanding Series H-7 Preferred Stock.

On December 2, 2024, the Company entered into a Waiver and Amendment Agreement (the "Amendment") with the Required Holders (as defined in the Certificate of Designations). Pursuant to the Amendment, the Company and the Required Holders agreed (i) to amend (a)

On December 2, 2024, the Company filed a Certificate of Amendment to the Series H-7 Certificate of Designations with the Secretary of State of the State of Delaware, (the "Certificate of Amendment"), which amends the Series H-7 Certificate of Designations such that certain director equity grants are deemed to constitute "Excluded Securities" under the Series H-7 Certificate of Designations. The Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of December 2, 2024.

On March 30, 2025, the Company entered into an Omnibus Waiver and Amendment Agreement ("Waiver and Amendment Agreement") with the Required Holders (as defined in the Certificate of Designations), pursuant to which, the Required Holders agreed (A) to amend (i) the Certificate of Designations, as described below,

On March 31, 2025, the Company filed a Certificate of Amendment to the Series H-7 Certificate of Designations with the Secretary of State of the State of Delaware, (the "March 2025 Certificate of Amendment"), which amends the Series H-7 Certificate of Designations to (i) amend the restrictive covenant of the Series H-7 Certificate of Designations such that the Company is required from January 1, 2025, until no shares of Seres H-7 Preferred Stock are outstanding, to maintain unencumbered, unrestricted cash and cash equivalents on hand in amount equal to at least 120% of the aggregate Stated Value (as defined in the Series H-7 Certificate of Designations) of the Series H-7 Preferred Stock then outstanding, (ii) amend the definition of "Excluded Securities" such that the definition includes the issuance of Common Stock issued after the date of the Purchase Agreement (as defined in the Series H-7 Certificate of Designations) pursuant to an Approved Stock Plan (as defined in the Purchase Agreement), which in the aggregate does not exceed more than 2% of the shares of Common Stock issued and outstanding on the date immediately prior to the date of the Purchase Agreement, and (iii) remove the restrictive covenant provision relating to the Segregated Cash (as defined in the Series H-7 Certificate of Designations) requirement. The March 2025 Certificate of Amendment was filed with the Secretary of State of the State of Delaware, effective as of March 31, 2025.

On May 13, 2025, the Required Holders (as defined in the Series H-7 Certificate of Designations) executed and delivered a waiver (the "May 2025 Waiver") to the Company, pursuant to which, the Required Holders agreed to waive any Equity Conditions Failure (as defined in the Series H-7 Certificate of Designations) including, without limitation, any rights or remedies in connection with such Equity Conditions Failure, effective as of March 31, 2025, and as of the date of the May 2025 Waiver.

On August 4, 2025, the Company entered into an Omnibus Waiver, Consent, Notice and Amendment (the "Series H-7 Agreement") with the Required Holders (as defined in the Series H-7 Certificate of Designations). Pursuant to the Series H-7 Agreement, the Required Holders agreed to (i) amend the Series H-7 Purchase Agreement to amend the definition of "Excluded Securities" as set forth in the Series H-7 Amendment, (ii) waive certain rights under the Series H-7 Purchase Agreement, Series H-7 Warrants and Series H-7 Certificate of Designations in respect of the issuance of the Company's Series I Convertible Preferred Stock ("Series I Preferred Stock"), and (iii) consent to the issuance of the Series I Preferred Stock, as required pursuant to certain terms of the Series H-7 Certificate of Designations, the Series H-7 Purchase Agreement and the Series H-7 Warrants, as applicable. In consideration of the foregoing, the Company agreed to pay to the Required Holders an aggregate of $350,000 by September 30, 2025, which may be paid in the form of cash, or, at the Holders' sole election, added to the outstanding aggregate stated value of the Series H-7 Preferred Stock.

The Company and the Required Holders further agreed pursuant to the Series H-7 Agreement to amend the Series H-7 Certificate of Designations by filing a Certificate of Amendment to the Series H-7 Certificate of Designations (the "Certificate of Amendment") with the Secretary of State of the State of Delaware. The Certificate of Amendment amends the Series H-7 Certificate of Designations to (i) extend the maturity date to February 4, 2027, (ii) revise the applicable payment dates and corresponding payable amounts of Dividends and Instalment Amounts (each as defined in the Series H-7 Certificate of Designations), (iii) modify the definition of "Excluded Securities" and (iv) modify the schedule of Instalment Dates (as defined in the Series H-7 Certificate of Designations). The Certificate of Amendment to the Series H-7 Certificate of Designations was filed with the Secretary of State for the State of Delaware on August 6, 2025.

Pursuant to the Series H-7 Agreement, the accrued preferred stock redemption payable related to the Series H-7 Preferred Stock, at the time of the Series H-7 Agreement, was settled through the issuance of 4,377 shares of Series H-7 Preferred Stock.

Series I Convertible Preferred Stock

The Series I Preferred Stock is convertible into shares of common stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $8.00 per share (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications, stock combinations and the like and dilutive issuances (in each case, subject to certain exceptions). The Company is required to redeem the Series I Preferred Stock in equal instalments, commencing on November 30, 2025, and thereafter on the last trading day of the third calendar month immediately following the previous Instalment Date, until the maturity date of February 4, 2027.

The holders of the Series I Preferred Stock are entitled to dividends of 7% per annum, compounded each calendar quarter, which are payable in arrears (i) quarterly on each Installment Date (as defined in the Series I Certificate of Designations), in cash out of funds legally available therefor and, (ii) prior to the first Installment Date, payable by way of inclusion of the dividends in the Conversion Amount (as defined in the Series I Certificate of Designations) on each conversion date occurring prior to the first Installment Date. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Series I Certificate of Designations), the Series I Preferred Stock accrue dividends at the rate of 15% per annum. The holders of the Series I Preferred Stock are entitled to vote with holders of the Common Stock on an as-converted basis, with the number of votes to which each holder of Series I Preferred Stock is entitled to be calculated assuming a conversion price of $7.628 per share, which was the Minimum Price (as defined in Rule 5635 of the Rules of the Nasdaq Stock Market) applicable immediately before the execution and delivery of the Series I Purchase Agreement, subject to certain beneficial ownership limitations as set forth in the Certificate of Designations.

Notwithstanding the foregoing, the Company's ability to settle conversions using shares of common stock is subject to certain limitations set forth in the Series I Certificate of Designations. Further, the Series I Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of the Series I Preferred Stock under the Series I Certificate of Designations.

The Series I Certificate of Designations includes certain triggering events including, among other things, the suspension from trading or the failure of the common stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company's failure to pay any amounts due to the holders of the Series I Preferred Stock when due. In connection with a triggering event, each holder of Series I Preferred Stock will be able to require the Company to redeem in cash any or all of the holder's shares of Series I Preferred Stock at a premium set forth in the Series I Certificate of Designations.

The shares of Series I Preferred Stock were determined to be more akin to a debt-like host than an equity-like host. The Company identified the following embedded features that are not clearly and closely related to the debt host instrument: 1) make-whole interest upon a contingent redemption event, 2) make-whole interest upon a conversion event and 3) an increase in the dividend rate related to the occurrence of a triggering event. These features were bundled together, assigned probabilities of being affected and measured at fair value. Subsequent changes in fair value of these features are recognized in the Consolidated Statement of Operations. The Company estimated the $23,000 fair value of the bifurcated embedded derivative at issuance using a Monte Carlo simulation model, with the following inputs: (i) estimated equity volatility of 135.0%, (ii) the time to maturity of 1.49 years, (iii) a discounted market interest rate of 13.76%, (iv) dividend rate of 7.0%, (v) a penalty dividend rate of 15.0%, and (vi) probability of default of 9%. The fair value of the bifurcated derivative liability was estimated utilizing the with and without method which uses the probability weighted difference between the scenarios with the derivative and the plain vanilla maturity scenario without a derivative.

Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving the Company and the "interested stockholder" and the sale of more than 10% of the Company's assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company's management. In addition, our board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in our amended and restated certificate of incorporation, as amended. The purpose of authorizing our board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of the Company's outstanding voting stock.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Section 145 of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the Company. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Exhibit 23.1

<u>INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT</u>

We consent to the incorporation by reference in the Registration Statements of StableX Technologies, Inc. on Form S-3 and Form S-8 of our report, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audit of the consolidated financial statements of StableX Technologies, Inc. as of and for the year ended December 31, 2025, which report is included in this Annual Report on Form 10-K of StableX Technologies, Inc. for the year ended December 31, 2025.

/s/ Stephano Slack LLC

Wayne, Pennsylvania
March 30, 2026

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No.'s 333-287925, 333-290117, 333-274439, 333-236330, 333-136618, 333-140546, 333-142846, 333-146106, 333-149788, 333-207205, 333-215729, 333-217768, 333-224300, 333-240314 and 333-248543) and Form S-8 (File No.'s 333-128488, 333-158232, 333-216145, 333-225790, 333-240316 and 333-251029) of our report dated March 31, 2025 (except for the Reverse Stock Split effective as of June 26, 2025 described in Note 1, as to which the date is March 30, 2026), with respect to the consolidated financial statements of StableX Technologies, Inc. included in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Marcum LLP

New York, NY
March 30, 2026

Exhibit 31.1

CERTIFICATION UNDER SECTION 302

I, Joshua Silverman, certify that:

1. I have reviewed this Annual Report on Form 10-K of StableX Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2026

/s/ Joshua Silverman

Joshua Silverman Executive Chairman (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION UNDER SECTION 302

I, Joseph Ramelli, certify that:

1. I have reviewed this Annual Report on Form 10-K of StableX Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2026

/s/ Joseph Ramelli
Joseph Ramelli Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of StableX Technologies, Inc., a Delaware corporation (the "Company"), does hereby certify, to such officer's knowledge and in the capacity of an officer, that:

The Annual Report for the year ended December 31, 2025 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-K.

Date: March 30, 2026

By: */s/ Joshua Silverman*

Joshua Silverman
Executive Chairman
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of StableX Technologies, Inc., a Delaware corporation (the "Company"), does hereby certify, to such officer's knowledge and in the capacity of an officer, that:

The Annual Report for the year ended December 31, 2025 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-K.

Dated: March 30, 2026

By:*/s/ Joseph Ramelli*

Joseph Ramelli
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

Joshua Silverman
Chairman of the Board and Chief Executive Officer

Joseph Ramelli
Chief Financial Officer

Gilbert Villareal
President of AYRO Operating Company, Inc.

Sebastian Giordano
Director

Zvi Joseph
Director

Greg Schiffman
Director

Wayne Walker
Director

CORPORATE HEADQUARTERS

1185 Avenue of the Americas
New York, New York 10036
Telephone: (512) 994-4917

STOCK LISTING

NASDAQ Capital Market: FABC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stephano Slack LLC
125 Strafford Ave.
Wayne, PA 19087

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company LLC
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120
Telephone: (919) 744-2722

ANNUAL MEETING OF STOCKHOLDERS

The 2026 Annual Meeting of Stockholders will be held at 10:00 a.m. Eastern Time on June 18, 2026, only via live webcast over the Internet at www.virtualshareholdermeeting.com/FABC2026. Stockholders of record on April 22, 2026 are entitled to notice of and to vote at the Annual Meeting.

COMPANY WEBSITE

https://fabricai.com/